

INVESTING Hysan

ANNUAL REPORT 2004

mission is to build, own and manage quality buildings, and being the occupiers' partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to shareholders.

Year 2004 in Review

HIGHLIGHTS

- Net profit up 13.7%
- Office rental reversion should turn positive in latter part of 2005
- Full year dividend per share increased by 9.6%
- Strong balance sheet with debt maturity profile further lengthened

KEY FINANCIAL & OPERATING DATA	2004	2003	Change %
Consolidated income statement (HK$ million)			
Turnover	**1,154**	1,139	1.3
Finance costs	**(162)**	(168)	3.9
Net profit for the year	**609**	536*	13.7
Consolidated balance sheet (HK$ million)			
Total assets	**30,241**	26,333*	14.8
Shareholders' funds	**22,493**	18,616*	20.8
Consolidated cash flow statement (HK$ million)			
Net cash from operating activities	**744**	664	12.0
Net cash from (used in) investing activities	**62**	(389)	-
Net cash used in financing activities	**(799)**	(283)	182.3
Net increase (decrease) in cash and cash equivalents	**7**	(8)	-
Key ratios			
Net gearing	**20.8%**	27.0%	23.0
Net interest coverage (times)	**7.3x**	6.5x	12.3
Weighted average cost of financing	**2.54%**	2.69%	5.6
Per share data			
Earnings per share (HK cents) - basic	**58.22**	51.59*	12.8
Earnings per share (HK cents) - diluted	**58.20**	51.59*	12.8
Dividend per share (HK cents)	**40.00**	36.50	9.6
Net assets value per share (HK$)	**21.42**	17.84*	20.1
Net debts per share (HK$)	**5.32**	5.66	6.0
Share information			
Number of shares in issue at year end (million)	**1,050**	1,044	0.6
Weighted average number of shares (million)	**1,046**	1,039	0.7
Highest share price (HK$)	**16.70**	12.50	33.6
Lowest share price (HK$)	**10.40**	5.10	103.9
Closing price at year end (HK$)	**16.35**	12.00	36.3
Operating data			
Investment property value (HK$ million)	**28,147**	24,367	15.5
Occupancy at year end			
- office	**97%**	93%	4.3
- retail	**99%**	95%	4.2
- residential	**84%**	60%	40.0

* *restated*

STRATEGIC OBJECTIVES & ACHIEVEMENTS

2004 objectives

We set the following objectives for year 2004, reflecting ongoing efforts in implementing our strategic directions:

- optimise rental income and occupancy
- further refine and enhance our distinctive retail centres in the prime Causeway Bay retail hub
- continue to review the performance of our assets and maximise their value
- continue to maximise operating efficiency
- continue to achieve a strong balance sheet position geared to complement strategic directions
- to build and retain our first rate team
- further strengthen relations with our stakeholders:
  - our tenants
  - the investment community and analysts
  - the media
  - the community

2004 achievements

- Achieved high occupancy levels in the office and retail sectors: office: 97%; retail: 99%
- Achieved revenue growth in the retail and residential sectors, outweighing negative rental reversion in the office sector
- Enhanced our assets including through:
  - the successful re-positioning of Lee Gardens Two retail centre
  - the planning for re-tenanting of Lee Theatre Plaza

  to realise our vision of establishing a horizontally integrated shopping district in our retail hub to cater to different consumer groups
- Continued our customer focus orientation through:
  - conducting a comprehensive tenant satisfaction survey of commercial/residential tenants
  - continuing tenant relationship management initiatives to foster good tenant relations
- Maintained a strong balance sheet with debt maturity profile further lengthened and funding sources diversified
- Enhanced corporate governance and transparency with industry recognition achieved





Welcome to Hysan in Causeway Bay:
The moment you step into Hysan's commercial properties in Causeway Bay, you are joining many others who choose to experience the world of high quality facilities and services that we have on offer.





366 companies found a home in our over 2.6 million square feet of prime office space in Causeway Bay. 162 retail shops and restaurants, housed in some one million square feet of retail space cater to every shopping and entertainment need of our discerning customers.





Our facilities and services are backed by a small but dedicated team of management, front-line and back-of-the-house staff members who will ensure that our mission of developing and managing quality buildings while providing quality services is fully accomplished.

1 Solid Foundation



Strong Heritage

Hysan's foundation in property investment, development and management was built over 80 years ago when the Group's founding Lee family first started acquiring plots of land in "East Point" (as Causeway Bay was then called) used previously for homes, offices and godowns for a british trading company. A public garden and entertainment ground were constructed on the site, and were named collectively The Lee Gardens. The Lee Theatre was also built for chinese opera and other stage performances.

The Lee family continued to develop the area in the vicinity of The Lee Gardens, building wider streets and constructing private residences.
A distinctive community gradually emerged as the properties in the community were upgraded and re-built to meet the changing needs of the Hong Kong economy. In the years that followed, the Lee family continued to develop the area and help transform Causeway Bay into what is today a commerical and retail hub.

In 1981, when Hysan Development Company Limited was incorporated and listed on the Hong Kong Stock Exchange, it owned five major developments in Causeway Bay. Today, Hysan has grown to become a leading property investment, development and management company in Hong Kong with an office, retail and residential portfolio of some 4.7 million square feet. Much of the portfolio is located in Causeway Bay, where Hysan is the largest commercial landlord.

The pioneering spirit of the Lee family continues to flourish at Hysan today. The Group is committed to strategically investing in and developing quality properties, and to delivering attractive and sustainable returns to shareholders. We are equally committed to fostering long term partnerships with our tenants.


This Indenture,
between Our Sovereign Lady VICTORIA, by the Grace of
of two parts, made the
Defender of the Faith, of the one part
00121
STAMP OFFICE
14 VII 71
HONG KONG
THIS INDENTURE is made the
day of
One thousand nine hundred and seventy
BETWEEN
HYSAN ESTATE COMPANY LIMITED whose registered
office is
202, Queen's Road Central, Victoria
the Colo
called "the Landlord")
the fir
whose registere
Floor,
seco
who
40'0"
FONG
I. L. No. 29
AREA : 39,202
SQ. FT.
C. R. = $164
TOTAL


Balanced Portfolio in
Prime Location

Our Quality Portfolio

- A total investment property portfolio of approximately 4.7 million square feet
- A balanced portfolio of high quality office and retail properties, complemented by good exposure to the luxury residential sector
- Majority of the portfolio located in Causeway Bay, making the Group the largest commercial landlord in this prime office/retail district
- A broad and quality tenant base comprising major multi-national corporations and local corporations, international as well as local brands
- High occupancy levels consistently recorded across the investment property portfolio



Our Assets

Hysan's investment property portfolio comprises 12 office, retail and residential developments, 10 of which are located in Causeway Bay, one of Hong Kong's prime and busiest office/retail districts. The Group also owns a retail and office development in Central, and a luxury residential complex in the Mid-Levels. Total portfolio size is approximately 4.7 million square feet.

A Balanced Portfolio

Hysan has a balanced commercial portfolio comprising high quality office and retail space. Our office properties offer mainly Grade "A" office space, and our retail centres comprise prime retail space in the Causeway Bay shopping district. These advantages are complemented by good exposure to luxury residential properties.

The Causeway Bay Advantage

Hysan's commercial portfolio is predominantly located in Causeway Bay. The portfolio's strategic location in the heart of Causeway Bay has attracted businesses that choose to be located close to a seamless public transportation system. This means that business clients, business partners, and business services are all within easy reach.

The following table and chart illustrate the composition of our portfolio as at 31 December 2004:

Business Sector	Gross Floor Area (million sq. ft.)
Office	2.8 (59%)
Retail	1.1 (24%)
Residential	0.8 (17%)
Total	**4.7 (100%)**

Gross Floor Area by Business Sector as at 31 December 2004



17%
24%
59%
Office
Residential
Retail

Quality Tenant Base

Hysan has a strong tenant base in terms of quality and diversity. Our office tenants include multi-national corporations and major local corporations that are engaged in a range of industries. A high percentage of these tenants are insurance, consumer products and servicing companies as well as professional firms.

Our retail portfolio also includes a quality and diversified tenant base comprising luxury and general retail, lifestyle, and specialty food and beverage.

The following tables and charts set out our top five office and retail tenants by Gross Floor Area and our overall tenant base in terms of business activities:

Top Five Office Tenants by Gross Floor Area
American International Assurance Company (Bermuda) Limited
Manulife (International) Limited
Sony Corporation of Hong Kong Limited
Maersk Hong Kong Limited
Jebsen and Company Limited

Office Tenant Mix as at 31 December 2004



9%
5%
6%
7%
9%
17%
25%
22%



Insurance
Media/Advertising
Consumer Products/ Pharmaceutical
Banking/Finance
Professionals
IT
Manufacturing/Trading
Logistics/Others



High Occupancy

We have a record of consistently maintaining high occupancies in our commercial portfolio.

The following chart sets out our performance in the office sector over the past five years, against performance of the overall Wanchai/Causeway Bay district:

Office Occupancy as at 31 December



100%
95%
90%
85%
2000
2001
2002
2003
2004
Hysan
Wanchai/Causeway Bay Grade "A"*

*Source: Jones Lang LaSalle

The retail sector maintained a consistently high occupancy with an average of more than 97% over the same five-year period.

Top Five Retail Tenants by Gross Floor Area

- Mitsukoshi Enterprises Co Ltd
- Maxim's Caterers Ltd
- Esprit Retail (Hong Kong) Limited
- Physical Health Centre Hong Kong Limited
- JV Fitness Ltd

Retail Tenant Mix as at 31 December 2004



7%
13%
51%
29%



Lifestyle
Luxury Retail
Specialty Food and Beverage
Others

Lease Terms

In accordance with practices in the Hong Kong property market, Hysan's office leases are typically for three years, but in some cases for six to nine years in duration. The rents charged are generally reviewed every three years and are based upon prevailing market rates.

Retail leases are normally for three years. Longer lease terms may be signed on an individual and case-by-case basis. The rents charged are generally reviewed every three years based upon market rates. Retail leases generally provide for a fixed monthly rent with turnover rent in some cases.

Residential leases are typically for two years and are generally offered for renewal based on prevailing market rates.

Hysan's office, retail, and residential tenants are also charged a monthly management fee that covers principally building maintenance expenses. Tenants are required to pay their utility and government rates.


BAMBOO GROVE
Mid-Levels
HENNESSY CENTRE
LEE THEATRE PLAZA
LEIGHTON CENTRE
ONE HYSAN AVENUE
Central
Happy Valley

Bamboo Grove
74 - 86 Kennedy Road, Mid-Levels

A luxury residential complex in the Mid-Levels, Bamboo Grove underwent major refurbishment in 2002 to enhance both the value and quality of the complex. The complex commands panoramic views of the harbour and the greenery of the Peak, and is well served by a multitude of public transport. In addition to superb property management services and full club-house and sports facilities, tenants also enjoy personalised Resident Services that help ensure a comfortable and problem-free stay.

Total Gross Floor Area:	691,546 sq.ft.
Number of Units:	345
Parking Spaces:	436
Year Completed/Renovated:	1985/2002

Entertainment Building
30 Queen's Road Central, Central

Enjoying a prime location in Hong Kong's Central financial and commercial district, the post-modern design Entertainment Building has 34 levels, comprising over 200,000 square feet of office and retail space.

Total Gross Floor Area:	211,148 sq.ft.
Number of Floors:	34
Year Completed/Renovated:	1993

Leighton Centre
77 Leighton Road, Causeway Bay

This office and retail complex enjoys close proximity to all forms of public transport. Its central location in the Causeway Bay area makes it a much sought-after location for many professional practices. Upgrading works on building facilities were completed in 2004.

Total Gross Floor Area:	435,008 sq.ft.
Number of Floors:	28
Parking Spaces:	332
Year Completed/Renovated:	1977/2004

Lee Theatre Plaza
99 Percival Street, Causeway Bay

Like its predecessor, Lee Theatre, the Lee Theatre Plaza is a Hong Kong landmark, being one of the territory's Ginza-style shopping, dining and entertainment complexes. It provides easy access to various kinds of transport and the MTR Causeway Bay station. The Plaza houses many of the world's most famous lifestyle brands and is a popular venue for shopping, dining and entertainment.

Total Gross Floor Area:	315,749 sq.ft.
Number of Floors:	26
Year Completed/Renovated:	1994

Hennessy Centre
500 Hennessy Road, Causeway Bay

Hennessy Centre is an office and retail complex conveniently served by a multitude of public transport including the MTR, bus and trams. The building is home to a popular Japanese department store, a supermarket, three levels of Chinese restaurants and a children's store.

Total Gross Floor Area:	719,642 sq.ft.
Number of Floors:	45
Parking Spaces:	263
Year Completed/Renovated:	1981/upgrading works on building facade were carried out in 2004

One Hysan Avenue
1 Hysan Avenue, Causeway Bay

Located at the junction of three busy streets in the heart of Causeway Bay, this office and retail complex enjoys a prime location and there is a broad diversity of retail facilities in the surrounding area.

Total Gross Floor Area:	169,019 sq.ft.
Number of Floors:	26
Year Completed/Renovated:	1976/2002


Sogo
Victoria Park
THE LEE GARDENS
LEE GARDENS TWO
SUNNING PLAZA
AIA PLAZA
SUNNING COURT
111 LEIGHTON ROAD
Hong Kong Stadium

The Lee Gardens
33 Hysan Avenue, Causeway Bay
The Lee Gardens is the Group's flagship property comprising an office tower and a high-end shopping centre. The development, close to the MTR Causeway Bay station, enjoys spectacular views of the Harbour and Happy Valley and is home to many international corporations, luxury fashion brands and renowned restaurants.

Total Gross Floor Area:	902,797 sq.ft.
Number of Floors:	53
Parking Spaces:	200
Year Completed/Renovated:	1997

Lee Gardens Two
28 Yun Ping Road, Causeway Bay
This is an office and retail complex. The retail podium underwent a comprehensive refurbishment in 2003 and re-launched as Lee Gardens Two. The complex is conveniently linked to the neighbouring The Lee Gardens and is home to many international corporations, luxury fashion brands, renowned restaurants and a children's concept floor.

Total Gross Floor Area:	626,996 sq.ft.
Number of Floors:	34
Parking Spaces:	176
Year Completed/Renovated:	1992/renovation of retail podium in 2003

Sunning Plaza
10 Hysan Avenue, Causeway Bay
Designed by the renowned architect I.M. Pei, Sunning Plaza greets tenants and visitors with a spacious entrance and lift lobby. The office complex has 30 levels. Among its retail tenants are popular food and beverage outlets, which have established the Plaza as a hub for relaxation and social recreation.

Total Gross Floor Area:	279,717 sq.ft.
Number of Floors:	30
Parking Spaces:	150 (jointly owned with Sunning Court)
Year Completed/Renovated:	1982

Sunning Court
8 Hoi Ping Road, Causeway Bay
The 19-level Sunning Court is a unique residential tower in the dynamic Causeway Bay area. Located in a pleasant environment with streets lined with trees, and within easy reach of all forms of relaxation and entertainment in the surrounding district, the building provides maximum comfort for its tenants.
The building underwent refurbishment of its external facade in 2003.

Total Gross Floor Area:	97,516 sq.ft.
Number of Units:	59
Parking Spaces:	150 (jointly owned with Sunning Plaza)
Year Completed/Renovated:	1982/2003

AIA Plaza
18 Hysan Avenue, Causeway Bay
AIA Plaza is a 25-level office and retail complex at the corner of Hysan Avenue. The commercial complex boasts a bright and spacious lobby, and houses restaurants, specialty cafes and banking services.

Total Gross Floor Area:	139,119 sq.ft.
Number of Floors:	25
Year Completed/Renovated:	1989

111 Leighton Road
111 Leighton Road, Causeway Bay
Located in a pleasant and tranquil area in the heart of Causeway Bay, 111 Leighton Road is an ideal office location for professional and designer firms. The retail shops include a European kitchen concept store and fashion stores.

Total Gross Floor Area:	79,905 sq.ft.
Number of Floors:	24
Year Completed/Renovated:	1988/2004

REPORT OF THE VALUER

To the Board of Directors
Hysan Development Company Limited

Dear Sirs,

Annual revaluation of investment properties as at 31 December 2004

In accordance with your appointment of Knight Frank Hong Kong Limited to value the investment properties in Hong Kong owned by Hysan Development Company Limited and its subsidiaries, we are pleased to advise that the open market value of the properties as at 31 December 2004 was in the approximate sum of Hong Kong Dollars Twenty Eight Billion One Hundred Forty Seven Million One Hundred and Ninety Thousand Only (i.e. HK$28,147,190,000).

We valued the properties on an open market value basis by capitalising the net income as provided to us with due allowance for outgoings and provisions for reversionary income potential. However, no allowance has been made in our valuation for any expenses or taxation which may be incurred in effecting a sale.

Yours faithfully,
KNIGHT FRANK HONG KONG LIMITED
Hong Kong, 23 February 2005

SCHEDULE OF PRINCIPAL PROPERTIES

as at 31 December 2004

INVESTMENT PROPERTIES

	Address	Lot No.	Use	Category of the Lease	Percentage Held by the Group
1.	**The Lee Gardens** 33 Hysan Avenue Causeway Bay Hong Kong	Sec. DD of I.L. 29, Sec. L of I.L. 457, Sec. MM of I.L. 29, the R.P. of Sec. L of I.L. 29, and the R.P. of I.L. 457	Commercial	Long lease	100%
2.	**Hennessy Centre** 500 Hennessy Road Causeway Bay Hong Kong	Sec. FF of I.L. 29 and the R.P. of Marine Lot 365	Commercial	Long lease	100%
3.	**Bamboo Grove** 74-86 Kennedy Road Mid-Levels Hong Kong	I.L. 8624	Residential	Long lease	100%
4.	**Lee Gardens Two** 28 Yun Ping Road Causeway Bay Hong Kong	Sec. G of I.L. 29. Sec. A, O, F and H of I.L. 457, the R.P. of Sec. C, D, E and G of I.L. 457, Subsec. 1 of Sec. C, D, E and G of I.L. 457, Subsec. 2 of Sec. E of I.L. 457 and Subsec. 1, 2, 3 and the R.P. of Sec. C of I.L. 461	Commercial	Long lease	65.36%
5.	**Leighton Centre** 77 Leighton Road Causeway Bay Hong Kong	Sec. B, C and the R.P. of I.L. 1451	Commercial	Long lease	100%
6.	**Lee Theatre Plaza** 99 Percival Street Causeway Bay Hong Kong	I.L. 1452, the R.P. of I.L. 472 and 476	Commercial	Long lease	100%
7.	**Sunning Plaza** 10 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J of I.L. 29, Subsec. 2 of Sec. J of I.L. 29 and the R.P. of Sec. J of I.L. 29	Commercial	Long lease	100%
8.	**Sunning Court** 8 Hoi Ping Road Causeway Bay Hong Kong		Residential	Long lease	100%
9.	**Entertainment Building** 30 Queen's Road Central Hong Kong	The R.P. of I.L. 16 and the extension thereto	Commercial	Long lease	100%
10.	**One Hysan Avenue** 1 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Sec. GG of I.L. 29	Commercial	Long lease	100%
11.	**AIA Plaza** 18 Hysan Avenue Causeway Bay Hong Kong	Sec. N of I.L. 457 and Sec. LL of I.L. 29	Commercial	Long lease	100%
12.	**111 Leighton Road** 111 Leighton Road Causeway Bay Hong Kong	Sec. KK of I.L. 29	Commercial	Long lease	100%

Hysan Annual Report 2004


Established Strategic
Directions

Chairman's Statement



Peter T.C. Lee
Chairman

Against a background of broadly steady and resilient global economic environment, the Hong Kong economy rebounded and continued to improve in 2004. I am pleased to report that during the past year, our property portfolio has captured the generally favourable market conditions and reflected the success we made in enhancing its underlying asset value.

Hong Kong's viability as a regional financial and business centre is directly dependent on its ability to provide goods and services in an environment characterised by transparency, accountability and responsibility. We shall continue to embody these values in our commitment to our stakeholders.

Overview

Against a background of broadly steady and resilient global economic environment, the Hong Kong economy rebounded and continued to improve in 2004 as evident in strong trading activities, increased tourism from China, and rise in property values. The investment property sector benefited from the upturn in business and retail activities, achieving higher occupancy and increased rental levels.

Performance

I am pleased to report that during the past year, our property portfolio has captured the generally favourable market conditions. The unveiling of the Lee Gardens Two retail centre has resulted in a marked enhancement of the retail attractions in the area, adding to the modern and dynamic character of Causeway Bay. Similarly, the re-launching of the residential Bamboo Grove has proven to be highly successful with improved rental contributions and in keeping with our long-term strategy of enhancing the asset value of our property portfolio.

The Group's 2004 annual attributable profit was HK$609 million, 13.7% higher than in 2003 (2003 restated: HK$536 million). Underlying gross rental income increased by 1.3% to HK$1,150 million (2003: HK$1,135 million). Good performance of retail and residential sectors, including increased contribution from repositioned properties, outweighed office negative rental reversions. There were improved contributions from the Group's overseas development activities. The Group also reversed an impairment loss previously provided for the Singaporean residential projects. Finance costs further decreased during the review year. Underlying earnings per share were HK58.22 cents, an increase of 12.8% (2003 restated: HK51.59 cents).

The external valuation of the Group's investment property portfolio increased to HK$28,147 million (2003: HK$24,367 million). Underlying net assets value per share increased by 20.1% to HK$21.42 (2003 restated: HK$17.84).

The Board recommends the payment of a final dividend of HK30.0 cents per share (2003: HK26.5 cents). Together with the interim dividend of HK10.0 cents per share, there is an aggregate distribution of HK40.0 cents per share, representing a year-on-year increase of 9.6%. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative.

Values

Hong Kong's viability as a regional financial and business centre is directly dependent on its ability to provide goods and services in an environment characterised by transparency, accountability and responsibility. The faster our modern world evolves, the more important these values become. We shall continue to embody these values in our commitment to our stakeholders and we are pleased that our efforts in corporate governance have been recognised by professional and industry bodies during the year.

Directors and Staff

I would like to take this opportunity to express my thanks to Board members for their wise counsel during the year, and also to all dedicated and loyal staff for their good work.

Outlook

After a strong rebound last year, Hong Kong's economy is expected to grow steadily in 2005. The overall Hong Kong investment property market should remain positive albeit at a slower growth rate than last year.

In light of this, the rental reversion cycle in the Causeway Bay office sector should turn positive towards the latter part of 2005 with the rest of our investment property portfolio also benefiting from an improving economy.

Peter T.C. Lee
Chairman


Executing
the Strategy



Michael T. H. Lee
Managing Director

In 2004, our retail and residential rental business recorded strong growth, which outweighed the impact of the continued negative rental reversion in the office sector.

We continued to create value for our investment properties by undertaking asset enhancement programmes in the form of re-tenanting, physical improvements, renovation and repositioning. The strategic repositioning and upgrading of Lee Gardens Two and Bamboo Grove both proved successful and opportune in capturing the market recovery and provided an impetus to us to further pursue growth opportunities within our existing portfolio.

Our objectives for 2005 include stepping up the enhancement of our existing portfolio, optimising rental income across the portfolio, and further enhancing our retail centres so that we can realise our goal of creating a horizontally integrated shopping district.



PERFORMANCE AT A GLANCE

Condensed Consolidated Income Statement for the year ended 31 December

		2004 HK$ million	2003 HK$ million (restated)	Change HK$ million	Change %
1	Turnover	1,154	1,139	15	1.3
2	Property expenses	(259)	(239)	(20)	-8.2
3	Gain on disposal of investments in securities	15	48	(33)	-69.6
	Other operating income	27	25	2	5.9
4	Associates - share of results and release of negative goodwill	60	20	40	218.0
5	Reversal of impairment loss on investments in securities	63	-	63	-
6	Administrative expenses	(95)	(90)	(5)	-5.7
7	Finance costs	(162)	(168)	6	3.9
	Taxation				
	- group	(140)	(165)	25	15.1
	- an associate	(20)	(8)	(12)	-134.6
	Minority interests	(34)	(26)	(8)	-30.6
	Net profit for the year	609	536	73	13.7

Condensed Consolidated Balance Sheet as at 31 December

		2004 HK$ million	2003 HK$ million (restated)	Change HK$ million	Change %
8	Investment properties	28,147	24,367	3,780	15.5
9	Investments in securities - listed	915	874	41	4.7
10	Investments in securities - unlisted	103	67	36	53.2
11	Interests in associates	855	850	5	0.7
	Cash and bank balances	22	15	7	49.8
	Other assets	199	160	39	23.1
	Total assets	30,241	26,333	3,908	14.8
12	Debt borrowings	(5,603)	(5,914)	311	5.2
	Taxation				
	- current	(131)	(91)	(40)	-44.9
	- deferred	(218)	(180)	(38)	-20.9
	Other liabilities	(815)	(778)	(37)	-4.7
	Total assets less liabilities	23,474	19,370	4,104	21.2
	Shareholders' funds	22,493	18,616	3,877	20.8
	Minority interests	981	754	227	30.2
		23,474	19,370	4,104	21.2

	Nature and Principal Components	2004 Movements
1	**Turnover**: comprised principally rental income derived from our investment property portfolio in Hong Kong.	Turnover increased by 1.3% reflecting improved retail sector performance (due to the re-opening of Lee Gardens Two) and residential sector performance (due to the higher occupancy in Bamboo Grove). The growth in these two sectors has fully absorbed the impact of negative office rental reversion.
2	**Property expenses**: property services costs directly associated with daily operations of investment properties.	The re-opening of Lee Gardens Two and higher occupancy in Bamboo Grove drove up the incidental property expenses, in particular, marketing expenses and utilities costs.
3	**Gain on disposal of investments in securities**: profit arising from the sale of listed securities in the Group's investment portfolio which serves as a liquidity buffer to meet capital expenditure and investment needs.	Cash generated from operating and investing activities well exceeded the capital expenditure resulting in less listed securities disposal in 2004.
4	**Associates—share of results and release of negative goodwill**: the interests in associates represent our associate-level interests in Shanghai Grand Gateway and Amaryllis Ville in Singapore.	Positive contribution from Shanghai Grand Gateway was partially offset by the loss from Amaryllis Ville, leaving a net contribution increase of HK$40 million.
5	**Reversal of impairment loss on investments in securities**: amount reversed for impairment loss previously provided for two Singapore residential projects in which the Group has a 10% interest.	The HK$63 million impairment loss was reversed in light of improved property market conditions in Singapore.
6	**Administrative expenses**: cost in relation to general office, corporate expenses as well as staff costs.	The increase in administrative expenses was mainly due to additional salary costs for human capital investments.
7	**Finance costs**: interest and related fees and expenses on bank borrowings and capital market issuances.	Finance costs went down reflecting the Group's effectiveness in actively managing debt level and interest rate exposures.
8	**Investment properties**: approximately 4.7 million gross square feet of high-quality office, retail and residential space held for generating rental income.These properties are stated at their market value.	Investment properties increased by 15.5% mainly driven by higher market value.
9	**Listed securities**: shares in Hong Kong-listed blue chip companies.	Net increase of HK$41 million represented unrealised gain of HK$65 million netted of HK$24 million carrying value of disposed securities.
10	**Unlisted securities**: mainly minority equity interests in overseas property development projects.	Net increase of HK$36 million in unlisted securities was made up of HK$63 million reversal of impairment loss less HK$27 million cash received.
11	**Interests in associates**: minority interests in Shanghai and Singapore property development projects.	Net increase of HK$5 million represented share of profit (including negative goodwill) and reserves from associates amounted to HK$60 million and HK$57 million respectively, netted of share of deferred tax and cash receipts totalled HK$112 million.
12	**Debt borrowings**: bank borrowings and notes issued in the capital market.	Cash generated from operating and investing activities well exceeded the capital expenditure and dividend payments, lowering the debt borrowings by HK$311 million as a result.


INFORMATION

MARKET OVERVIEW

Office

The office leasing market continued to improve in 2004 in light of a more broad-based economic recovery and anticipation of tighter supply. Leasing activities were primarily characterised by relocation and upgrading, whilst more expansion activities were seen in the second half of 2004 against the backdrop of continually improving economic prospects.

Annual net take-up of Grade "A" office space in Hong Kong surged by 56% in 2004 to approximately 3.2 million square feet (net). The Grade "A" office vacancy in Wanchai/Causeway Bay was 7.7% as at December 2004 *(Source - Jones Lang LaSalle)*.

Effective rentals for Grade "A" Wanchai/Causeway Bay offices further increased throughout the year. It is expected that the growth momentum will continue on the back of favourable demand and supply conditions.

Retail

The overall retail property market showed a strong recovery. The growth in retail sales was mainly attributable to continued revival in local consumer demand and strong visitor spending. Retailers were keen on exploring relocation and expansion plans in order to capture the increase in retail consumption. Prime shopping areas remained the major targets for retail operators.

Residential

Following the improvement in the local business environment during 2004, there was a stronger demand for luxury residential premises brought about by increased expatriate arrivals, particularly in the financial sector. A steady increase in residential rentals was recorded during 2004.

OVERALL OPERATIONS REVIEW

Our Business

Hysan is principally engaged, together with its subsidiaries and joint ventures, in investment, development and management of quality properties. As at 31 December 2004, Hysan's investment property interests totalled some 4.7 million gross square feet of high-quality office, retail and residential space in Hong Kong.

2004 Performance

Condensed Consolidated Income Statement for the year ended 31 December

	2004 HK$ million	2003 HK$ million (restated)	Change HK$ million	Change %
Turnover	**1,154**	1,139	15	1.3
Property expenses	**(259)**	(239)	(20)	-8.2
Gain on disposal of investments in securities	**15**	48	(33)	-69.6
Other operating income	**27**	25	2	5.9
Associates - share of results and release of negative goodwill	**60**	20	40	218.0
Reversal of impairment loss on investments in securities	**63**	-	63	-
Administrative expenses	**(95)**	(90)	(5)	-5.7
Finance costs	**(162)**	(168)	6	3.9
Taxation				
- group	**(140)**	(165)	25	15.1
- an associate	**(20)**	(8)	(12)	-134.6
Minority interests	**(34)**	(26)	(8)	-30.6
Net profit for the year	**609**	536	73	13.7

Turnover

Turnover comprised principally rental income derived from our investment property portfolio in Hong Kong.

Turnover increased by 1.3% to HK$1,154 million (2003: HK$1,139 million), attributable to growth in the retail and residential sectors, which outweighed the continual negative rental reversion in the office sector. The year-on-year change by sector is tabulated below:

Business Sector	Year-on-Year Change
Office	-15%
Retail	12%
Residential	50%

Leasing Performance by Business Sector

While many factors contribute to the success of our leasing activities, key drivers for assessment of our performance included those set out below:

- *Occupancy level* - retaining tenants, attracting new tenants
- *Rental level* - market rental and reversionary trend
- *Strategic level* - (for retail sector in particular) optimal tenant mix

Office Sector Performance

We continued to achieve high occupancy in the office sector throughout the year. The objective of meeting target tenant retention (ranging from 80 to 100% for different industries) was met. As at 31 December 2004, occupancy levels further improved to 97% (2003: 93%), reflecting a good balance of expansion activities of existing tenants as well as the securing of new tenants across a range of industries.

Taken as a whole, rental levels achieved for renewa s in 2004 (including those concluded in 2003 under the normal lease renewal cycle) still fell short of levels under the original tenancy agreements. This was reflected in the drop in office sector rental income by 15%. There was, however, continued improvement in effective rental levels achieved and it is expected that negative rental reversion should enter its final phase in 2005.



Retail Sector Performance

As at 31 December 2004, our retail portfolio recorded an occupancy of 99% (2003: 95%; 99% excluding Lee Gardens Two). Rental income increased by 12%, which was attributable to full-year contribution from the re-launched Lee Gardens Two and better rents generated from the rest of the portfolio. These results reflect the premium location of our Causeway Bay portfolio and our Group efforts in asset enhancement and tenant mix management.



Our leasing team had an active year focusing on the following:

- pro-active retail leasing - occupancy rate achieved 99% before the grand opening of Lee Gardens Two;
- continuous refinement of tenant mix and improvement in the layout of our retail centres - including planning for a major re-tenanting programme for Lee Theatre Plaza;
- marketing campaign - the successful re-launch of Lee Gardens Two and image promotion for our retail centres.

Continuous refinement of our retail centres towards establishing a horizontally integrated shopping district that offers a broad appeal to the targeted consumer groups will continue.

Residential Sector Performance

Residential rental income increased by 50% and was largely driven by the improvement in Hong Kong's economic outlook and the resulting increase in expatriate arrivals, which in turn created a stronger demand for expatriate housing.

This was reflected in the significantly-improved occupancy of the Group's re-launched Bamboo Grove. Overall residential sector occupancy achieved was 84% as at 31 December 2004 (2003: 60%).



Property Expenses

Property expenses are costs of providing property services directly associated with daily operations of our investment properties. They are principally utilities costs, staff costs, recurring repairs and maintenance, and marketing.

2004 property expenses stood higher at HK$259 million (2003: HK$239 million), which was largely attributable to higher marketing and promotion expenses as well as extra property costs on the re-opening of Lee Gardens Two and higher occupancy in Bamboo Grove. Repairs and maintenance expenses were also higher.

Gain on Disposal of Investments in Securities

The Group's portfolio of listed securities continued to serve as a liquidity buffer to help finance capital expenditures and other market opportunities.

Disposal of listed securities during the year generated a gain of HK$15 million (2003: HK$48 million) and the sales proceeds were used to finance the Group's capital expenditure requirements.

Share of Results of Associates

The Group has associate-level interests in the following overseas joint venture development projects:

Development Property	Use	Total Gross Floor Area (million sq.ft.)	Group Percentage Ownership	Status
Shanghai, PRC				
The Grand Gateway	Phase I: Retail and Residential	1.4	23.7	Completed and leased (retail: 100%; residential: 96%)
	Phase II: Residential and Office	1.2		Construction works in progress
Singapore				
Amaryllis Ville	Residential	0.4	25.0	Over 70% sold and about half of the unsold units leased.

There was a HK$58 million gain from the share of results of associates driven by contribution from Phase I of the Shanghai Grand Gateway project of HK$71 million as a result of good leasing performance. This offset loss in the Singapore joint venture project amidst the improved albeit slow Singapore residential property market. Consequent to the improved operating result of our associates, the Group's share of deferred tax also increased to HK$20 million (2003 restated: HK$8 million).



Reversal of Impairment Loss

The Group has interests in the following Singapore residential projects:

Development Property	Use	Total Gross Floor Area (million sq.ft.)	Group Percentage Ownership	Status
Singapore				
Sanctuary Green	Residential	0.7	10.0	Temporary occupancy permit issued and 59% sold
The Gardens at Bishan	Residential	0.9	10.0	Temporary occupancy permit issued. Sales launched with 95% sold.

Management has made impairment loss reversal of HK$63 million (2003: Nil), taking into consideration the rate of sales and improved market conditions.

Administrative Expenses

Administrative expenses mainly comprised general office and corporate expenses as well as staff costs. These expenses increased marginally by 5.7% (HK$5 million) to HK$95 million (2003: HK$90 million), which was principally attributable to human capital investment to support the Group's business objectives.

Finance Costs

In 2004, interest rates continued to remain low and resulted in lower finance costs (by 3.9%) to HK$162 million (2003: HK$168 million). The decrease in gross debt (2004: HK$5.6 billion; 2003: HK$5.9 billion) also contributed to the reduction in 2004.

Further discussions on financial management, including financing policy and risk management are set out in the "Financial Prudence and Managing Risks" section.

Taxation

The tax provision attributable to the Group for 2004 was lowered by HK$25 million due to a higher base in 2003. This reflected a higher deferred tax in 2003 including a one-off charge as corporate tax rate rose from 16.0% to 17.5%.

Taxation for the year included an additional provision of HK$55 million in respect of possible non-deductibility of certain interests claimed in prior years. This additional provision was made out of prudence during the first half of 2004.

Net Profit for the Year

Net profit for the year increased by 13.7% (HK$73 million) to HK$609 million (2003 restated: HK$536 million).

Condensed Consolidated Balance Sheet as at 31 December	2004 HK$ million	2003 HK$ million (restated)	Change HK$ million	Change %
Investment properties	**28,147**	24,367	3,780	15.5
Investments in securities - listed	**915**	874	41	4.7
Investments in securities - unlisted	**103**	67	36	53.2
Interests in associates	**855**	850	5	0.7
Cash and bank balances	**22**	15	7	49.8
Other assets	**199**	160	39	23.1
Total assets	**30,241**	26,333	3,908	14.8
Debt borrowings	**(5,603)**	(5,914)	311	5.2
Taxation				
- current	**(131)**	(91)	(40)	-44.9
- deferred	**(218)**	(180)	(38)	-20.9
Other liabilities	**(815)**	(778)	(37)	-4.7
Total assets less liabilities	**23,474**	19,370	4,104	21.2
Shareholders' funds	**22,493**	18,616	3,877	20.8
Minority interests	**981**	754	227	30.2
	23,474	19,370	4,104	21.2

Assets

Total assets were HK$30,241 million, increased 14.8% (HK$3,908 million) from the 2003 level of HK$26,333 million (restated). The main drivers were:

Investment Properties

The investment properties were HK$28,147 million, up by 15.5% (HK$3,780 million) from HK$24,367 million in 2003. Adjusting for net additions, there was a 15.1% revaluation gain amounting to HK$3,677 million (the Group's share after minority interests was HK$3,453 million).

The Group continued to adhere to its strategy of enhancing and growing its investment property portfolio. Capital expenditure on investment properties in 2004 totalled HK$104 million.

Investments in Securities

Investments in listed Hong Kong securities increased by 4.7% (HK$41 million) to HK$915 million (2003: HK$874 million). Good stock market performance in 2004 led to an extra HK$65 million unrealised gain from our listed securities portfolio. The net increase of HK$41 million was arrived at after netting off the HK$24 million being carrying value of securities disposed.

Investments in unlisted securities comprised principally minority interests in overseas property development projects. As discussed under the section "Condensed Consolidated Income Statement" above, impairment loss amounting to HK$63 million was reversed from two Singapore development projects and was partially offset by cash receipts of HK$27 million during the year.

Interests in Associates

The interests in associates comprised our associate-level interests in the Shanghai and Singapore development projects referred to above. After the Group's attributable share of current year profit (including negative goodwill) of HK$60 million as well as revaluation reserve of HK$57 million, netting off cash receipts (HK$88 million), deferred tax provision (HK$20 million) and exchange loss (HK$4 million), the Group's interests in associates increased by 0.7% to HK$855 million (2003 restated: HK$850 million).

Debt Borrowings

The gross debt decreased by 5.2% (HK$311 million) from HK$5.9 billion at the end of 2003 to HK$5.6 billion in 2004. The reduction was achieved as a result of higher cash flow from operations, cash receipts from overseas joint venture projects and disposal of listed securities, against a background of slightly lower capital expenditure for the review year.

Taxation Payable and Deferred Taxation

Provision for taxation increased from HK$271 million in 2003 to HK$349 million in 2004. The net increase was made up of a HK$104 million charge for the year, HK$38 million related to additional deferred tax, reduced by tax payments of HK$64 million.

Management has been advised by the Group's tax consultants and believed adequate provisions have been made against current tax liabilities and deferred tax liabilities in accordance with relevant accounting standards.

Shareholders' Funds

Shareholders' funds increased by 20.8% from HK$18,616 million (restated) in 2003 to HK$22,493 million in 2004. These reflected the net profit after dividend payments in 2004 and revaluation gain from the investment properties and listed securities.

Minority Interests

The 2004 increase of HK$227 million in minority interests was driven by revaluation surplus as well as increased profit contribution arising from Lee Gardens Two.

Contingent Liabilities

The Group has provided guarantees for banking facilities granted to associates and investee companies. As of 31 December 2004, the Group's share of guarantees and counter guarantees amounted to about HK$61 million and HK$89 million respectively.

The Group has also underwritten to the associates cash calls to finance their respective working capital requirements and no capital call request was outstanding as at 31 December 2004. Based on the degree of completion of the overseas projects and the currently available information, management does not anticipate any call for major cash contribution in the foreseeable future.

Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent liabilities. The most significant estimate relates to the valuation of the Group's property investments.

For the purpose of preparing the 2004 financial statements, real estate properties were carried at market values determined by an independent professional valuer, Knight Frank Hong Kong Limited. The Group's investments in overseas property development projects were determined from management reports and audited financial statements. Due diligence was carried out on asset value, market information and estimated achievable sales proceeds. Due to the inherent uncertainties of valuation, the values reflected in the financial statements may differ from subsequent realisation.

The Group and its subsidiaries and associates may be subject to certain income and non-income-based taxes in their respective jurisdictions. As such, the management, upon advice from tax consultants where necessary, made reasonable estimates and necessary disclosures for tax exposures. Actual assessment amounts and results may differ from such estimates.

Changes in Significant Accounting Policies in 2005

The Hong Kong Institute of Certified Public Accountants ("HKICPA") has established the objective of harmonising Hong Kong Accounting Standards with International Financial Reporting Standards. The HKICPA has accordingly issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (the "HKFRS" and "HKAS"), which are effective for accounting periods beginning on or after 1 January 2005.

The Group has already commenced an assessment of the impact of these new HKFRS and HKAS and has so far concluded that adoption of the following new accounting standards will be of particular significance to the Group:

- HKAS 40 on Investment Property;
- HKAS 32 on Financial Instruments: Disclosures and Presentation;
- HKAS 39 on Financial Instruments: Recognition and Measurement; and
- HKFRS 3 on Business Combinations.

Overview

An important underlying concept of the HKAS 40, HKAS 32 and HKAS 39 is to move away from the "historical cost" principle to the concept of "fair value". Movements in balance sheet carrying values are charged to the income statement, which may introduce greater volatilities in earnings and financial ratios.

HKFRS 3 calls for revised accounting treatment for negative goodwill which is currently governed by Statement of Standard Accounting Practice 30. HKFRS 3 essentially calls for negative goodwill to be recognised immediately instead of a systematic amortisation as a gain to the income statement.

HKAS 40

Companies are given an option to carry their long-term property interests at either cost (less amortisation) or "fair value". Consistency in treatment for subsequent accounting periods is required once the option is chosen.

The Group will account for its investment properties using the "fair value" approach. All revaluation surpluses and shortfalls will be taken through the income statement, affecting earnings directly. The current treatment of taking revaluation surpluses and shortfalls to reserves will cease. As a result, more volatility in our earnings figures is anticipated. The precise financial impact will depend on the prevailing real estate market conditions at reporting dates.

Deferred tax on all revaluation surpluses is likely to be provided. This will affect the net assets value per share figure.

In view of this significant change, management will adopt an appropriate communication plan to ensure that its shareholders and other stakeholders understand the changes and full implications so that they can make an informed assessment of the Group's financial performance. Management therefore intends to present additional information to the shareholders and stakeholders on earnings and net assets value per share, highlighting the impacts of the revaluation movements and their related deferred tax charges.

HKAS 32 and 39

The two standards seek to move away from "historical cost accounting" to "performance accounting" and require mark-to-market treatment and additional disclosure on financial instruments. Hedging instruments do not need to be marked-to-market but can only be recognised under strict definitions and criteria stipulated in the standards. Appropriate disclosures are required.

As part of its treasury risk management activities, the Group enters into derivatives and forward contracts for differences. Typical contracts include interest rate swaps (converting a floating rate debt into fixed rate) and cross currency swaps (converting debts denominated in foreign currency back into our base currency in Hong Kong Dollars). Group treasury policy only permits the use of derivatives for hedging purposes, it is therefore likely that most of these contracts will continue to qualify as hedges under the new standards. However, the pricing and other market inefficiencies may cause timing differences in earnings over the life of the hedging instrument. We are not currently in a position to quantify its financial impact as it is dependent on market conditions prevailing at reporting dates.

HKFRS 3

Under the current accounting standards, negative goodwill, being excess of the acquirer's interest in the net assets values of the identifiable assets, liabilities and contingent liabilities bought over the costs of purchase, are deferred in the balance sheet. Such negative goodwill is systematically amortised with a corresponding gain credited to the income statement.

The new HKFRS 3, however, calls for an immediate recognition of such gains to the income statement. All outstanding negative goodwill (HK$49 million) previously deferred shall be eliminated

and derecognised by way of an adjustment to the opening shareholders' funds. Starting from year 2005, the annual gain of HK$2 million, being amortisation of negative goodwill previously acquired, shall no longer go through the income statement.



Capital Expenditure and Management

The Group is committed to enhancing the asset value of its investment property portfolio through selective re-tenanting, physical improvements, renovation and repositioning:

- **re-tenanting** is particularly important for our retail properties in optimising tenant mix. In moving towards our goal of creating a horizontally integrated shopping district offering a broad appeal to different consumer groups, the Group has, over the past few years, continually seized opportunities to refine the tenant mix of its retail centres. These included The Lee Gardens and Lee Gardens Two (luxury retail); Lee Theatre Plaza and Leighton Centre (lifestyle and restaurants); Hennessy Centre (family-oriented retail); Sunning cluster comprising Sunning Plaza, AIA Plaza and 111 Leighton Road (specialty food and beverage);

- **physical improvements** - the Group regularly reviews the need for, and implements physical improvements ranging from reconfiguration of building and shop space layout to improving building efficiency and rental potential;

- **repositioning** completed in the last two years included the Bamboo Grove residential project and the Lee Gardens Two retail project. Both projects proved successful as evidenced by the rental levels and occupancy contributions;

- **renovations and whole life cycle maintenance programme** - the Group also has in place a portfolio-wide whole life cycle maintenance programme as part of its ongoing strategy to proactively review and implement maintenance activities. Works carried out in 2004 under the whole life cycle maintenance programme included improvement projects for Leighton Centre and Hennessy Centre.

Total cash outlay of capital expenditure (excluding purchase of plant and equipment) during the review year was HK$104 million.


5-year Capital Expenditure
HK$ million
800
600
400
200
0
2000
2001
2002
2003
2004

The Group has an internal control system for scrutinising capital expenditures. Detailed analysis on expected risks and returns are submitted to division heads, Executive Directors or the Board for consideration and approval, and depending on strategic importance, cost/benefit and the size of the projects. The criteria for assessment of financial feasibility are generally on net present value, payback period and internal rate of return from projected cash flow and residual value.

At year end, the Group had HK$2.3 billion undrawn committed bank facilities. This availability, together with the Medium Term Note Programme, the Treasury securities portfolio and positive cash flows from operations, should be sufficient to cover the Group's refinancing and capital expenditure needs over the next few years.

Customer Focus



Our Long-Term Partnership with Tenants

Hysan values long-term partnerships with its tenants and strives to provide the highest standards in service and property management in meeting and exceeding their needs.

Tenant Relationship Management

Communications is key to understanding tenants' needs and regular meetings with tenants provide the necessary platforms for our teams of account managers to understand and respond to their individual requirements. Feedback from tenants on services and property facilities is followed up internally by means of service management systems such as ServiceScan©.

Property Management

Hysan's ServiceScan© service management system uses a comprehensive set of service levels for all property management services including car parks, lifts and escalators, security, request handling, cleaning and maintenance. The system identifies a series of key performance indicators that is measured monthly in each building, enabling us to monitor service performance and identify opportunities for improvement. Since implementing ServiceScan©, Hysan has amended service levels to continuously improve delivery and meet customer requirements. The programme has generated considerable positive customer comments and it was awarded the Best Practice Award shortly after implementation.

As part of Hysan's Satisfaction Management System to measure customer satisfaction levels for ongoing service improvements, a comprehensive customer satisfaction survey covering customer service and property management service areas was conducted between April and May 2004. 585 office, retail and residential tenants were surveyed by means of one-on-one interviews on six customer services areas including Public Area Services, Problem Handling Ability, Building Staff Performance, Security Staff Performance, Technical Performance, and Communication Channels. The two property management service areas surveyed were Facilities Provision and Site Factors.

The findings indicated that 99% of our tenants were satisfied with the overall service areas with the remaining 1% only slightly unsatisfied. The survey also aimed to identify those service areas that have the greatest impact on the satisfaction level of tenants and it helped prioritise organisational improvement efforts in these areas. As a result of the survey, an improvement plan has been drawn up that will see Hysan providing more staff training, redesigning some work processes and offering additional services in tenanted areas. Quarterly tracking surveys with tenants will be carried out in future for continuous tracking of customer satisfaction levels.




Financial Prudence and
Managing Risks

Financing Policy, Internal Controls and Risk Management

We adhered to a policy of financial prudence throughout the review year and achieved:

- low net gearing ratio at 20.8%
- high net interest coverage ratio at 7.3 times
- average debt maturity stretched further to 5.5 years
- debt level reduced from HK$5.9 billion to HK$5.6 billion
- 50.7% of outstanding debts are fixed rate debts to further reduce adverse impact of any rise in interest rates
- investment-grade credit rating
  - Baa1 (Moody's)
  - BBB (Standard and Poor's)


Sources of financing at year-end
HK$ million
6,000
5,000
4,000
3,000
2,000
1,000
0
19.6%
47.0%
17.8%
42.6%
5.3%
34.3%
33.1%
37.6%
2000
2001
2002
2003
2004
Syndicated and club loans
Bank bilateral loans
Capital market issuances


Maturity profile as at 2004 year-end
(Total gross debt: HK$5.6 billion)
HK$ million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,029
3,583
In more than two years but not more than five years
In more than five years


Maturity profile as at 2003 year-end
HK$ million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
478
668
1,626
3,150
In one year or less
In more than one year but not more than two years
In more than two years but not more than five years
In more than five years

FINANCING POLICY

We adhere to a policy of financial prudence. Our objectives are to:

- maintain a strong balance sheet by actively managing debt level and cash flow
- secure diversified funding sources from both banks and capital markets
- minimise refinancing and liquidity risks by attaining healthy debt repayment capacity, maturity profile, availability of banking facilities with minimum collateral on debt
- manage the exposures arisen from adverse market movements in interest rates and foreign exchange through appropriate hedging strategies
- monitor counter-party risks by imposing proper counter-party limits and reduce financial investment risk by holding quality marketable securities

The Treasury policy manual lays down the acceptable range of operational parameters and gives guidance on the above areas in order to achieve the objective of financial prudence.

Treasury has an overall objective of optimisation of borrowing costs: that is, to minimise the finance costs subject to the constraints of the operational parameters. The cost of financing was 2.54% for 2004.

As at 31 December 2004, the total outstanding borrowings of the Group amounted to HK$5.6 billion, a decrease of 5.2% from HK$5.9 billion in 2003. All these borrowings are on unsecured and committed basis.

The Group always takes a prudent approach in managing its loan portfolio. On the individual loan level, the Group strives to lower the borrowing margin as far as possible; but on the portfolio level, the more important objectives are to ensure sufficient available facilities, diversify the funding sources and maintain a suitable average tenor relative to the overall duration of the use of the funds. The Group also established long-term relationships with a number of local and overseas banks. At present, 15 local and overseas banks have provided bilateral banking facilities to the Group and such bank borrowings accounted for 62.4% of the Group's total borrowings while the remaining 37.6% outstanding debts were sourced from the capital market.

In November 2004, HK$400 million floating rate notes were due for redemption. In order to maintain a comfortable balance on debts from the capital market, the Group issued a total of three new floating rate notes, amounting to HK$550 million, from the Medium Term Note (MTN) Programme established in 2001. These issues marked the lowest point in the funding cost amongst the Group's existing loans and committed facilities.

In February 2005, the Group launched a 15-year zero-coupon notes issuance. The notes, which have the longest tenor in the Group's debt portfolio, were issued at a discount with a notional amount of HK$430 million. The Group has a call option on the notes on the 10th anniversary date of the issue date. This note issuance, another drawdown from the MTN Programme, signified market confidence in the Group's credit by accepting an exceptionally long tenor for a Hong Kong Dollar issuance and no requirement of interest payment before the final maturity (or call) date of the notes.

All these capital market issuances reaffirm the Group's capability in tapping the capital market for various types of debt instruments and the Group's prudent financing strategy which focuses not only on lowering the funding costs but also reducing the financing risks.

Liquidity and Cash Balance

The Group does not underestimate the importance of sufficient liquidity. The Group's major sources of liquidity are from the strong recurring cash flows of the business and the committed banking facilities. The total undrawn committed facilities of HK$2.3 billion as at 31 December 2004 essentially allows the Group to obtain the same level of liquidity as holding the equivalent amount of cash.

Another step that the Group has taken to lower the liquidity risk due to the lack of funds for repayment of maturing debts is to maintain an evenly spread maturity profile and reduce the concentration of debts maturing in the near term.

As at 31 December 2004, 63.8% of the outstanding debts would only be due after five years. Furthermore, there will not be any outstanding debt maturing within the next two years. The average maturity of the debt portfolio was about 5.5 years.

With such a maturity profile in place, the Group stands in a favourable position to commit on longer capital expenditure requirements if opportunity arises without concern on the refinancing risk.

Total debt at end of 2004 was HK$5.6 billion, HK$0.3 billion below the level in 2003. The source and application drivers leading to the lower debt are analysed below:

	2004 HK$ million	2003 HK$ million	Change HK$ million
Operating activities			
Cash generated from operations	**808**	799	9
Tax paid	**(64)**	(135)	71
	744	664	80
Investing activities			
Net receipts from (payments to) overseas projects	**117**	(109)	226
Additions to investment properties	**(104)**	(418)	314
Additions to plant and equipment	**(4)**	(2)	(2)
Proceeds from securities disposals	**26**	116	(90)
Dividends and interests received	**27**	24	3
	62	(389)	451
Financing activities			
Dividends paid	**(347)**	(348)	1
Finance costs	**(161)**	(180)	19
Net (decrease) increase in borrowings	**(311)**	216	(527)
Others	**20**	29	(9)
	(799)	(283)	(516)
Net increase (decrease) in cash balances	**7**	(8)	15

Operating activities in 2004 brought a moderately higher cashflow than 2003, at HK$808 million, of which HK$64 million was applied to pay for the taxation due during the year.

Overseas joint venture projects repaid HK$117 million in 2004, contrary to a net outflow in 2003. Additions to investment properties were much lower in 2004 at HK$104 million, alleviating the need to dispose our blue-chip listed securities, the Group's liquidity buffer, to the same extent as in 2003. Proceeds from listed securities disposal amounted to HK$26 million in 2004.

Net cash generated from 2004 operating and investing activities were HK$744 million and HK$62 million respectively. Allowing for dividend payments of HK$347 million and finance costs of HK$161 million, the remaining cash was applied to reduce the debt borrowing by HK$311 million.



Interest Rate Exposure

Interest expenses account for a significant proportion of the Group's total expenses. Therefore, the Group monitors the interest rate exposures closely. Depending on our medium-term projections on the interest rates, appropriate hedging strategy would be adopted to manage the exposure.

The Group's cost of financing in 2004 was 2.54%. In anticipation of higher interest rates in the next few years, the Group has further reduced the floating rate debts to 49.3% in 2004 from 60.1% in 2003. This move was to further reduce the adverse impacts of any rise in interest rates in the near future. The remaining 50.7% fixed rate debts are largely fixed between two to three years.

Foreign Exchange Exposure

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. With the exception of the US$200 million 10-year notes, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong dollars. Other foreign exchange exposure relates to the investments of the overseas projects in Singapore and Shanghai. These foreign exchange exposure amounted to the equivalent of HK$901 million or 3.0% of the total assets.

Use of Derivatives

The Group uses derivatives extensively to manage the interest rate and foreign exchange exposures. To avoid the Group being exposed to losses arising from the use of derivatives, the potential impacts of their use are evaluated thoroughly before executing the transactions. The Group's policy also prohibits the use of derivatives for purposes other than hedging.

Before entering into any hedging transaction, the Group will ensure that the counterparty possesses strong investment-grade ratings so that the transaction will not expose the Group to undue credit risk. As part of our risk management, a limit on maximum risk-adjusted credit exposure is assigned to each counterparty. The level of the limit is basically in line with the credit quality of the counterparty.

Credit Ratings

Moody's and Standard and Poor's have given the Group the credit ratings of Baa1 and BBB respectively. Furthermore, on 6 April 2004, Moody's changed the outlook of the Group's Baa1 rating from negative to stable, reflecting Moody's view on the Group's stronger cash flow and financial profile in light of the upturn in Hong Kong's retail market and stability in the office sector.

With these sound investment-grade ratings, the Group can readily access the local as well as international capital markets to raise funds from different types of investors.

Key Financial Ratios

Net Interest Coverage

As at 31 December 2004, the net interest coverage ratio (defined as profit from operations before depreciation less dividend and interest income, divided by net interest expenses less dividend income) was 7.3 times (2003: 6.5 times), the highest in the past five years. This strong performance was mainly due to the favourable debt level, low interest rates and the active management of interest rate exposure.

Net Gearing

The year-end 2004 net gearing (defined as gross debt less cash and cash equivalents and marketable securities at year-end market value, divided by shareholders' funds) was 20.8% (2003: 27.0%). A lower net gearing was achieved as cash generated from operations and investment activities was used to pay down the debt, while revaluation gain on investment properties and securities uplifted the shareholders' funds.

INTERNAL CONTROLS

Overall Responsibility

The Board has overall responsibility for the system of internal controls and for reviewing its effectiveness. A sound system of internal controls is designed to manage rather than eliminate risk of failure to achieve business objectives and to provide reasonable but not absolute assurance against material misstatement or loss. The concept of reasonable assurance recognises that the cost of a control procedure should not exceed the expected benefits.

Control Structure

Whilst the Board maintains full control and direction over the appropriate strategic, financial, organisational and compliance issues, it has delegated to management the implementation of the systems of internal controls within an established framework.

Management has a clear responsibility to provide the whole Board with all the information that is relevant to discharge the Board's responsibilities.

Control Environment, Monitor and Review

Management has put in place an organisational structure with formally defined lines of responsibility and delegation of authority. The Group's operating procedures include a comprehensive system for reporting information to management and the Board. Budgets prepared by individual business and support units based on business objectives and operating environment are reviewed and endorsed by both management and the Board.

Forecasts are revised on a quarterly basis and compared against budget and prior forecasts. When presenting budgets and forecasts, potential significant business risks were identified, evaluated and reported. Variances against budget and latest forecasts are presented with reference to key performance drivers, to facilitate monitoring and measurement against corporate objectives. Business sector reports and key operating statistics, ratios and trends are also presented.

This top-down management control environment is supplemented by transaction processing controls. The importance of control is communicated to staff members to foster the control environment and awareness within the Group. Staff policy is set out to ensure competent personnel in key managerial and supervisory positions with appropriate knowledge and experience to effectively administer management policies and procedures.

Review of Effectiveness, Internal and External Audit

The Managing Director and the Chief Financial Officer undertake to report to the Audit Committee any significant control failings or weaknesses together with details of corrective action. On a half yearly basis, the Audit Committee and management



meet with the external auditors, Deloitte Touche Tohmatsu who will report their findings on internal controls and relevant financial reporting matters.

Management believes that effective internal controls is a continuous process of self-refinement and communication. A high degree of management involvement is adopted alongside a detailed and regular reporting environment. Root cause analysis is performed on failures reported.

Management currently takes the view that there is no immediate need to set up an Internal Audit function within the Group in light of current systems of internal controls and risk management. This will be reviewed from time to time. Management may engage external consultants to review selected areas of the control systems so as to obtain comfort on the operational and effectiveness of the internal control.

An international accounting firm was engaged in early 2004 to perform a process review on the Group's treasury and payment cycle and the results were satisfactory. Another review is being undertaken and an international accounting firm was appointed to examine the expenses processing cycle of the Group, with the objective of evaluating the operational effectiveness of the controls in the authorisation and approval of selected expenditure streams.

RISK MANAGEMENT

Management and manager of each business and support units, together with leaders of major projects, are responsible for identifying, evaluating and managing the significant risks that may cause business disruption or discontinuation. Appropriate policy and procedures are developed depending on materiality, probability of occurrence and impact if occurring. These include, but are not limited to:

1. Treasury policy manual on liquidity, interests and foreign exchange exposures;
2. Defined procedure for legal and compliance updates;
3. Established system of call tree for emergency on enterprise level and building services interruption;
4. Preventive maintenance programme to address building safety, regulations and environmental issues;
5. Comprehensive insurance coverage and regular review by a professional external broker; and
6. Defined authorisation as well as payment review and approval systems.

Way Forward

In addition, management plans to conduct a comprehensive review during 2005, with the following objectives:

1. Review all written policies and procedures with a view to formalise and to ensure clearly defined limits of delegated authority, and to provide a collaborative framework for management to deal with areas of significant risks;
2. Review all reports to management and directors to ensure a reasonable basis of detecting material misstatement or loss; and
3. Formalise an enterprise risk management framework. A comprehensive control self-assessment exercise should be conducted annually by each major project, business and support area to identify risks that will cause material disruption to our business, or in extreme cases when business continuity may be affected. The probability of those risks occurring, the impact if they do occur and the effectiveness of the controls to mitigate those risks to the desired level should be assessed.


Sound
Management

Board of Directors and Senior Management

Structure

THE BOARD
- Audit Committee
- Emoluments Review Committee
- Investment Committee
- Nomination Committee

CHAIRMAN

MANAGING DIRECTOR
- Finance
- Secretarial & Corporate Services

Property Investment | Property Services | Property Development

(A) Audit Committee
(E) Emoluments Review Committee
(I) Investment Committee
(N) Nomination Committee

CHAIRMAN
Peter Ting Chang LEE *(I, chairing N)*
J.P.

INDEPENDENT NON-EXECUTIVE DEPUTY CHAIRMAN
Sir David AKERS-JONES
(N, chairing A,E)
G.B.M., K.B.E., C.M.G., J.P.

MANAGING DIRECTOR
Michael Tze Hau LEE *(I)*

INDEPENDENT NON-EXECUTIVE DIRECTORS
Per JORGENSEN *(A)*
Dr. Geoffrey Meou-tsen YEH *(E,N)*
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst. D.

NON-EXECUTIVE DIRECTORS
Fa-kuang HU *(E)*
G.B.S., C.B.E., J.P.
Hans Michael JEBSEN *(I)*
B.B.S.
Anthony Hsien Pin LEE *(chairing I)*
Chien LEE (A)
Dr. Deanna Ruth Tak Yung RUDGARD

DIRECTOR, PROPERTY
Pauline Wah Ling YU WONG

CHIEF FINANCIAL OFFICER
Ricky Tin For TSANG

COMPANY SECRETARY
Wendy Wen Yee YUNG

BOARD OF DIRECTORS



Peter Ting Chang LEE
J.P.
Chairman (I, chairing N)

Peter T. C. Lee joined the Board in 1988, became Managing Director in 1999, and Chairman in 2001. Mr. Lee is a non-executive director of Cathay Pacific Airways Limited, Hang Seng Bank Limited, SCMP Group Limited, Maersk (China) Shipping Company Limited, and a director of a number of other companies. He is also vice president of the Real Estate Developers Association of Hong Kong. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited. Mr. Lee holds a Bachelor of Science Degree in Civil Engineering from the University of Manchester and is also qualified as a Solicitor of the Supreme Court of England and Wales. He is aged 51.



Sir David AKERS-JONES
G.B.M., K.B.E., C.M.G., J.P.
Independent non-executive Deputy Chairman (N, chairing A, E)

Sir David is Chairman of GAM Hong Kong Limited, Deputy Chairman of CNT Group Limited and a non-executive director of various other companies. He is also a chairman and member of various voluntary organisations. He received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. He was appointed a Director in 1989 and became the Deputy Chairman in 2001. He is aged 77.



Michael Tze Hau LEE
Managing Director (I)

Michael T. H. Lee joined the Board in 1990, became Chief Operating Officer in 2002, and Managing Director in 2003. Mr. Lee is a member of the Main Board Listing Committee of The Stock Exchange of Hong Kong Limited, a non-executive director of Tai Ping Carpets International Limited, and a member of the Executive Committee of Hong Kong Housing Society. He is President of Hong Kong Society for the Protection of Children and Vice Chairman of Helping Hand. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited. Mr. Lee received his Bachelor of Arts Degree from Bowdoin College and Master of Business Administration Degree from Boston University. He is aged 43.



Fa-kuang HU
G.B.S., C.B.E., J.P.
Non-executive Director (E)

Mr. Hu is Senior Advisor of Mitsubishi Electric Hong Kong Group Limited (formerly "Ryoden (Holdings) Limited"). He is also a director of i-CABLE Communications Limited. Mr. Hu holds a Bachelor of Science Degree from Shanghai Jiao Tong University; appointed a Director in 1979 and is aged 81.



Hans Michael JEBSEN
B.B.S.
Non-executive Director (I)

Mr. Jebsen is Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. He is also a director of The Wharf (Holdings) Limited. He was appointed a Director in 1994 and is aged 48.

Hysan Annual Report 2004



Per JORGENSEN
Independent non-executive Director (A)

Mr. Jorgensen is a director of A.P. Moller - Maersk A/S, Denmark and a number of A.P. Moller-Maersk companies in Asia, Africa and Europe. He was appointed a Director in 1981 and is aged 69.



Anthony Hsien Pin LEE
Non-executive Director (chairing I)

Mr. Lee is a director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. He is also a director of Australian-listed Mariner Financial Limited, a Sydney based financial services group. He received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited. He was appointed a Director in 1994 and is aged 47.



Chien LEE
Non-executive Director (A)

Mr. Lee is a private investor and a director of a number of companies including Swire Pacific Limited of which he is a non-executive director. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited. Mr. Lee received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Mr. Lee was appointed a Director in 1988 and is aged 51.



Dr. Deanna Ruth Tak Yung RUDGARD
Non-executive Director

Dr. Rudgard received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. She is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited. She was appointed a Director in 1993 and is aged 65.



Pauline Wah Ling YU WONG
Director, Property

Responsible for the Group's property portfolio. Having obtained a Bachelor of Arts Degree from The University of Hong Kong, she qualified as a Fellow Member of the Chartered Institute of Housing. She joined the Company in 1981 and has over 30 years of experience in the property field. She was appointed a Director in 1991 and is aged 56.



Dr. Geoffrey Meou-tsen YEH
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.
Independent non-executive Director (E, N)

Dr. Yeh is former Chairman of Hsin Chong Construction Group Ltd. He is currently an independent non-executive director of China Travel International Investment Hong Kong Limited. He holds a Bachelor of Science Degree from University of Illinois and a Master of Science Degree from Harvard University. Dr. Yeh was appointed a Director in 1979. He is aged 73.



[illegible] Chim, Wendy W.Y. Yung, Ricky T.F. Tsang, Michael Y.H. Lee, Peter T.C. Lee, Pauline W.L. Yu Wong, Alex C.W. Lui, Lora W.S. Luke, Deric Probst-Wallace, Vincent W.K. Chang

SENIOR MANAGEMENT

Ricky Tin For TSANG
Chief Financial Officer

Mr. Tsang is responsible for Group finance. He holds a Master Degree in Engineering from Oxford University, and is qualified as a Chartered Accountant with the Institute of Chartered Accountants of England and Wales. Mr. Tsang is also a member of the Association of Corporate Treasurers in the United Kingdom. Prior to joining the Group in 2004, he had held senior business and finance positions with leading financial institutions in Hong Kong and the United Kingdom. He has extensive experience in management and finance including risk management, treasury and financial control. He is aged 43.

Wendy Wen Yee YUNG
Company Secretary

Ms. Yung is responsible for Group corporate services including legal, company secretarial, human resources, corporate communications and administration. She sits on the Hong Kong Selection Committee of the Rhodes Scholarships which support postgraduate studies at Oxford University. She holds a Master of Arts Degree from Oxford University and is a solicitor of the High Court of the HKSAR. Prior to joining the Group in 1999, she was a partner of an international law firm in Hong Kong. She is aged 43.

Alex Chun Wan LUI
Senior Advisor, Urban Design and Architectural Services

Mr. Lui is responsible for the Group's urban design and architectural services. He is a Registered Architect and an Authorised Person (Architect), and a member of the Town Planning Board. He holds a Master Degree in City Planning from the Massachusetts Institute of Technology and a Bachelor of Architecture Degree from the University of Hong Kong. Before joining the Group in 2002, he was Professor in Architecture of the Chinese University of Hong Kong and has practised architecture and urban design for almost 30 years in Hong Kong, Singapore and USA. He is aged 61.

Mark Sun Wa CHIM
General Manager, Office Leasing

Mr. Chim is responsible for the Group's office leasing activities. He graduated from The Hong Kong Polytechnic University in Building Technology and Management and holds an MBA Degree from Heriot-Watt University. Before joining the Group in 1999, he was National Director, Commercial Department, of an international real estate consultancy firm and has over 16 years of experience in leasing. He is aged 41.

Ben Sau Shun LUI
General Manager, Project and Technical Services

Mr. Lui is responsible for the Group's project and technical services. He is a Chartered Civil Engineer and Registered Structural Engineer, and holds a Bachelor of Science Degree in Civil Engineering and a Master of Science Degree in Construction Project Management, both from the University of Hong Kong. Before joining the Group in 2000, he has served senior project management positions in other major listed companies. He is aged 46.

Lora Wing Sze LUKE
General Manager, Retail

Ms. Luke is responsible for the Group's retail leasing and marketing activities. She holds an MBA Degree from University of Reading in Real Estate and Construction. Prior to joining the Group in 2000, she was senior leasing manager of a major listed property investment company. She is aged 44.

Deric PROBST-WALLACE
General Manager, Property Services

Mr. Probst-Wallace is responsible for the Group's property services. He holds a Diploma from the Chartered Institute of Marketing, a Bachelor of Science Degree from the University of Stirling and an MBA Degree from the Cranfield School of Management. He is a Director of the Hong Kong Chapter of the International Facility Management Association and guest lecturer at The Hong Kong Polytechnic University. Before joining the Group in 2002, he was director of an international property services and construction-related consulting firm. He is aged 42.

Vincent Wai Kwan CHANG
Group Financial Controller

Mr. Chang is responsible for Group financial and reporting affairs. He holds an MBA Degree from the Chinese University of Hong Kong, and is a member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. Prior to joining the Group in 2004, he was a director in the Asia Regional Office of a leading international real estate investment and management company. He had held Asia regional investment advisory and financial management position with leading international financial institutions and investment houses. He is aged 36.


Acting
Responsibly

Being a Responsible Business

Hysan's goal is being a responsible business and we are as strongly committed to the community where we operate as we are to our shareholders.

Community

In 2004, we continued to be a responsible corporate citizen and our efforts were recognised by the Hong Kong Council of Social Service when it named us a Caring Company for the second consecutive year.

The Hysan Corporate Volunteer Team, which was established in 2003 and receives financial support from the Group, continued its mission of serving and caring for the community by taking part in various volunteering and community activities including the WWF Hoi Ha Charity Walk and Heep Hong Society Open Day.

2004 also saw Hysan continuing its collaboration with social service organisations to provide priority employment opportunities for re-trainees who have completed re-training courses.

As a major commercial landlord in Causeway Bay, Hysan launched the Charity Booth Programme in 2003 to provide charitable organisations with the free use of its venue to hold fund-raising and promotional activities. In 2004 alone, over 30 charitable activities took place at the Booth. The Group also offered exhibition venues within its portfolio in support of charitable events.

Hysan and its employees responded to the devastating tsunamis that hit South Asia in December 2004 by mounting a staff fund-raising campaign with the Group matching all staff donations. The Group also assisted UNICEF in its fund-raising efforts by placing donation boxes in some of the Group's properties, and 17 Hysan Volunteer Team members and friends helped man donation hotlines for a Hong Kong-Government led fund-raising event held on 1 January 2005.

Hysan's responsible corporate citizenship also meant the sharing of our business expertise and knowledge with social service organisations. Members of senior management participated in helping these organisations with strategic planning and implementation.

Environment

Hysan has been awarded 13 Gold Wastewi$e Logos by the Environmental Protection Department for its outstanding achievements in waste reduction and recycling in all of the properties the Group owns and manages. As a result of the Wastewi$e scheme, significant waste reduction and recycling targets were met by Hysan and its tenants collectively, including the recycling of more than 750,000 kilogrammes of waste paper, and the savings of over 500 reams of A4 paper and 11 million feet of paper towel.

During the year, Hysan continued its energy efficiency drive by rationalising building operating schedules and employing more environmentally-friendly equipment.



Hyogo Award Report 2004


Human Resources

Building Our Team

Objectives and Guiding Principles

The objective of the Human Resources Department is to act as a strategic business partner of the management team, responsible for aligning the people strategy with the Company's short and long-term goals. As at 31 December 2004, we have a total of 543 staff members.

Over the past few years, we introduced various human resources systems and tools to enable Hysan managers to effectively lead the organisation. These included revised performance appraisal and objective setting systems. In this light, our current emphasis is to work with Hysan managers to maximise the value of these tools.

Developing a Management Culture Based on Accountabilities

In light of a rapidly changing market environment, the Group emphasises value creation and innovation. Staff are expected to work together with leaders in driving the business ahead. We worked together with management towards developing a management culture based on "accountabilities". Each manager has clear responsibilities and will be given the necessary resources to fulfil the tasks. Within these parameters, a manager will be expected to deliver the agreed objectives.

We supported Finance Department in rolling out a new annual business planning and budgetary process. All department heads, including supporting lines, are required to prepare clear and specific department annual business plans. A "top-down" approach is then adopted in consolidating and finalising the Company annual budget. Briefing sessions are held to ensure that departmental heads appreciate the significance of aligning departmental objectives to corporate objectives.

We completed a full-scale job description updating exercise for our building office staff to ensure that everyone has a clear understanding of his role, accountabilities and competencies. This process will be rolled out to the Head Office during 2005.

Performance Management and Reward

Hysan has always rewarded its staff based on performance and contribution to the Group. More refined merit guidelines by performance levels were built into the 2004 bonus programme and 2005 salary review. We have also balanced market competitiveness and internal equity in determining individual salary adjustment levels.

Learning and Development

We continue to foster the learning culture in Hysan during the year. As a starting point, development needs of all staff are identified as part of the annual appraisal process.

For head office management staff, we aim to provide a management curriculum that is tailored to the Group's strategic and business requirements. In the coming year, one of the focus areas is further developing the people management skills of our managers. We shall also conduct more in-depth needs surveys and analyses to better ascertain the training requirements of our people.

As we may not have the necessary critical mass to provide business function-specific training curricula for all, we instead develop and refine guidelines on tuition reimbursement, and examination leave to support the strive for functional excellence. These guidelines are being finalised for implementation in the near future.

Communciations

We conducted our first employee survey for Head Office staff in November 2004. It was positively received as reflected in the high 98% response rate. Results indicated that communication, including cross-department team work, is the priority area for improvement.

We are in the process of implementing the follow-up steps. Presentation of results to all staff have been completed. Individual department heads will organise action development meetings with their staff. Action items generated will then be consolidated by Human Resources and implemented in light of the agreed priorities. A periodic tracking and updating system will be put in place. Human Resources Department will facilitate the process by providing meeting facilitation workshops for line managers, and generally provide an actionable framework.




Effective
Governance

Our Commitment to Corporate Governance

Attaining a high standard of corporate governance has become an intrinsic value in Hysan since its early days as a publicly-listed company. At the time of listing in 1981, separate management and operations of the private company (Lee Hysan Estate Company, Limited) and the public company (Hysan Development Company Limited) were consciously maintained to avoid potential conflicts of interest.

Meaning of Corporate Governance

The core meaning of corporate governance is about setting a framework for the functioning of a Board. The Board sets a clear goal for the business and empowers management to achieve that goal. Monitoring mechanisms are set to limit the risks that the business should be taking in pursuing its goals.

Corporate governance is an important component in our belief to act as a responsible business. That belief applies to our relationship with various stakeholders, our shareholders, business partners as well as the community.

Our Approach

We believe that central to good corporate governance is engendering an appropriate management philosophy. Both the Board and management must fully appreciate their respective roles and are supportive of developing a healthy relationship and culture.

In considering applicable regulatory codes and international best practices, we therefore look beyond a mechanical "compliance" approach. We emphasise our underlying principles and not only compliance with the detailed rules.

Value of Good Corporate Governance

Our key driver for good corporate governance is our belief that it is the right thing to do as a responsible business.

We also believe that corporate governance provides a framework (essentially by ensuring the necessary check and balances) that helps enhance the effective functioning of boards. This contributes to business prosperity.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Board and management of the Company are committed to maintaining high standards of corporate governance. The Board had adopted a Statement of Corporate Governance Policy (available on website: www.hysan.com.hk) which gives guidance on how corporate governance principles are applied to the Company. In addition to complying with applicable statutory requirements, we aim to continually review and enhance our corporate governance practices in light of local and international best practices. We are honoured to have received recognitions from professional and industry bodies during 2004: Best Practice Awards 2004 – Corporate Governance, organised by Best Practice Management Limited; Directors of The Year Awards 2004, organised by The Hong Kong Institute of Directors; and 2004 Best Corporate Governance Disclosure Awards, organised by the Hong Kong Institute of Certified Public Accountants.

The Company has complied throughout the review year with the Code of Best Practice as set out in the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange"). We have also implemented early adoption of the Stock Exchange's proposed Code (the "New Corporate Governance Code") on Corporate Governance Practices.

The Company has introduced corporate governance best practices in certain key areas above and beyond the Stock Exchange's current and proposed requirements. These are more particularly set out in this report. They include:

1. introducing a formal process for board evaluation;
2. establishing the office of an Independent non-executive Deputy Chairman acting as a "senior" Independent non-executive Director;
3. enhancing shareholder communications generally, including institutional shareholder communications;
4. emphasising business ethics and integrity; and
5. providing enhanced disclosure on shareholdings information.

We aim to provide greater transparency of our corporate governance practices beyond the requirements of the Stock Exchange's proposed corporate governance report. To us, maintaining high standards of corporate governance practices is more than a mechanical compliance exercise. We have therefore set out in this report our guiding principles as well as detailed procedures in application. Additional information on certain corporate governance areas is set out in the following separate reports:

- Audit Committee Report;
- Directors' Remuneration and Interests Report; and
- "Financial Prudence and Managing Risks" – report on Internal Controls and Risk Management.

STATEMENT OF COMPLIANCE

A. Directors

A1. The Board

Code Principle

The board should assume responsibility for leadership and control of the issuer; and be responsible for directing and supervising the issuer's affairs.

Hysan's Corporate Governance Best Practice

To Hysan, board mission is central to any discussions on directors and board practices. Hysan recognises that non-executive directors have two important roles. Firstly, strategic planning and, secondly, monitoring. This is clearly stated in Hysan's Corporate Governance Guidelines: Mission of the Board of Directors:

"The Board of Directors represents the shareholders' interest in maintaining and growing a successful business including optimising consistent long-term financial returns. The Board is accountable for determining that the Company and its subsidiaries are managed in such a way as to achieve this objective. The Board's responsibility is, firstly, to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of Group strategic objectives."

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

Hysan has in place established Board process. Hysan's practices are more stringent than Code provisions in various areas, including notice of Board meetings and keeping of meeting records.

Code provisions	Alignment?	Governance procedures for Hysan
• At least four board meetings a year.	✔	• The Board meets at least quarterly. • Details of Directors' attendance records in 2004: **Attendance (%)** **Executive Directors** Peter T.C. Lee — 100 Michael T.H. Lee — 100 Pauline W.L. Yu Wong — 100 **Independent non-executive Directors** Sir David Akers-Jones — 100 Per Jorgensen — 75 (25 by alternate) Dr. Geoffrey M.T. Yeh — 75 (25 by alternate) **Non-executive Directors** Fa-kuang Hu — 100 Hans Michael Jebsen — 50 Anthony H.P. Lee — 100 Chien Lee — 75 Dr. Deanna R.T.Y. Rudgard — 75 (25 by alternate)
• All directors be given an opportunity to include matters in the agenda for regular board meetings.	✔	• Directors are consulted to include any matter in the agenda for regular Board meetings.
• Notice of at least 14 days be given of a regular board meeting.	✔	• The Company generally gives notice and draft agenda of regular Board meetings at least 21 days in advance. The Company aims at giving reasonable notice generally for all other Board meetings.
• Access to advice and services of the company secretary.	✔	• All Directors have access to the Company Secretary who is responsible for ensuring that Board procedures are complied with and advises the Board on corporate governance and compliance matters.

Code provisions	Alignment?	Governance procedures for Hysan
• Minutes of meetings kept by company secretary and open for inspection. • Draft and final minutes sent to all Directors for comments within a reasonable time.	✔	• The Company Secretary is responsible for taking minutes of Board and Board Committee meetings, which would be sent to Directors within a reasonable time (generally within 14 days) after each meeting and generally be made available for inspection by Directors/committee members.
• Agreed procedure for Directors to seek independent professional advice at the company's expense.	✔	• Hysan's corporate governance guidelines provide for Directors taking independent professional advice at the Company's expense.
• If a substantial shareholder/ director has a conflict of interest in a material matter, board meeting should be held. Such director must abstain from voting and not be counted in quorum.	✔	• There is a prescribed list of matters reserved for full Board decision which includes material transactions with connected persons. For this category, full Board meetings will be held instead of by way of circulation. • The Company's articles provide for voting and quorum requirements conforming with Code requirements.
Recommended Best Practice		
• Insurance cover in respect of legal action against directors.	✔	• There is in place a Directors' & Officers' Liabilities Insurance cover.
• Board committees should adopt broadly the same principles and procedures.	✔	• Board committees adopt broadly the same principles and procedures as stated above.

A2. Chairman and Chief Executive Officer

Code Principle

Clear division of responsibilities – separate offices of chairman and chief executive officer to ensure a balance of power and authority.

Hysan's Corporate Governance Best Practice

Hysan generally support the principles of (i) splitting the roles of Chairman and Managing Director; and (ii) board independence. This is provided in Hysan Corporate Governance Guidelines: Principle 4 – Chairman and Managing Director:

"a) The roles of Chairman and Managing Director are currently separate.

b) The Board supports the principle of Board independence and continually reviews the implementation of this principle. Currently, a "senior" Independent non-executive Director has been identified and acts as the Independent Deputy Chairman of the Board. The "senior" non-executive Director may also assume such responsibilities as might be designated by the Board."

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

Hysan's practices go beyond Code provisions in a number of areas:

- Establishment of the office of a "senior" Independent non-executive Director – Sir David Akers-Jones acts as the Independent non-executive Deputy Chairman of the Board, who also chairs the Hysan corporate governance related committees, namely the Audit Committee and the Emoluments Review Committee. The presence of an Independent non-executive Deputy Chairman is designed to ensure the Board functions effectively and independent of management where appropriate.

- Introduction of a formal board evaluation process.

- Active role played by the Chairman in driving corporate governance developments in the Company.

Code provisions	Alignment?	Governance procedures for Hysan
• Roles of chairman and chief executive officer should be separate; clearly established and set out in writing.	✔	• Peter T.C. Lee serves as the Chairman and Michael T.H. Lee serves as the Managing Director. The Chairman focuses on Group strategic and Board issues. The Managing Director has overall chief executive responsibility for Group operations and development generally.
• The Chairman should ensure all directors be briefed on issues arising at the board meeting. • The Chairman should ensure directors to receive adequate information.	✔	• The Chairman has a clear responsibility to provide the whole Board with all the information that is relevant to the discharge of the Board's responsibilities. • The Company aims to continually improve on the quality and timeliness of the dissemination of information to Directors. (See Section A6 – "Supply of and access to information" for further details)
Recommended Best Practice		
Various recommended roles for Chairman including: • Drawing up and approving board agenda.	✔	• The agenda of Board meetings is finalised by the Chairman in consultation with executive Directors and Company Secretary after taking into consideration any matters proposed by the non-executive Directors.
• Establishment of ensuring good corporate governance practices and procedures.	✔	• The Chairman plays a key role in driving corporate governance development in the Company. • New initiatives introduced in 2005: - introducing a formal process for Board evaluation; - enhanced shareholder communications generally including institutional shareholder communications; - enhanced business ethics practices.
• Encourage directors to make a full and active contribution to board affairs. • At least annually hold meetings with non-executive directors without executive directors present. • Facilitate the effective contribution of non-executive directors and ensure constructive relations between executive and non-executive directors.	 ✔	• Hysan goes beyond recommended best practices and now has in place a formal process of Board evaluation. Under the direction of the Chairman, the Board considers its performance as a group. As part of the evaluation process, the non-executive Directors met with the Chairman and feedback was provided on various areas including Board process, and the relationship between Board and management.

A3. Board composition

Code Principle

The board should have a balance of skills and experience appropriate to the requirements of the business of the issuer, which also consists of a balanced composition of executive and non-executive directors (including independent non-executive directors) so that independent judgment can effectively be exercised.

Hysan's Corporate Governance Best Practice

Diversity

Hysan's Board members bring an appropriate diverse set of experience, competencies, skills and judgment to the Board. From our experience, diversity of background and experience lead to more effective Board deliberations.

Skill/experience

Executive Directors

- Top management (overall strategic direction and daily operations of Hysan) – Peter T.C. Lee (Chairman) and Michael T.H. Lee (Managing Director)
- Business line – Pauline W.L. Yu Wong (Director, Property)

Independent non-executive Directors

- Civil service – Sir David Akers-Jones (Independent non-executive Deputy Chairman)
- Multi-national corporations/global exposure – Per Jorgensen
- Related business (construction) – Dr. Geoffrey M.T. Yeh

Non-executive Directors

- Related business (real estate and investment) – F.K. Hu
- Trading companies/global exposure – Hans Michael Jebsen
- Finance and investment – Chien Lee and Anthony H.P. Lee
- Professional – Dr. Deanna R.T.Y. Rudgard

Independence

Hysan supports the principle of Board independence. This is stated in our Corporate Governance Guidelines: Principle 6 – What constitutes independence for outside directors:

"The Board believes that independence is a matter of judgment and conscience but that, in order to be independent, non-executive Directors should be free from any business or other relationship that might interfere with the exercise of their independent judgment. Directors considered to be independent will be identified in the Annual Report and other communications with shareholders."

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

The current Hysan Board structure, including the presence of the Independent non-executive Deputy Chairman (who also chairs two corporate governance related Board committees), is designed to ensure that our Board functions effectively and independent of management where appropriate.

Code provisions	Alignment?	Governance procedures for Hysan
• Identify the independent non-executive directors in all corporate communications.	✔	• Composition of the Board, by category of Directors, including names of Chairman, executive Directors, Independent non-executive Directors and non-executive Directors is disclosed in all corporate communications.
Recommended Best Practice		
• Independent non-executive directors should represent at least one-third of the board.	✔	• Hysan Board comprises three Independent non-executive Directors representing one-third of the full Board.
• Maintain on the website an updated list of its directors identifying their role, function and (where applicable) independence.	✔	• Biographies of Directors, including clear designation of their roles and responsibilities, are maintained on the website.

A4. Appointments, re-election and removal

Code Principle

Formal, considered and transparent procedures should be established for the appointment of new directors. Significant emphasis should also be placed on issue of succession planning.

Hysan's Corporate Governance Best Practice

The Board as a whole is responsible for the procedure of agreeing to the appointment of its own members and for nominating them for election by the shareholders on first appointment and thereafter at regular intervals by rotation.

In March 2005, the Board established a Nomination Committee which is chaired by Peter T.C. Lee, Chairman of the Board, and its other members are Sir David Akers-Jones, Independent non-executive Deputy Chairman, and Dr. Geoffrey M.T. Yeh, Independent non-executive Director.

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

Nomination Committee reviews the structure, size and composition (including the skills, knowledge and experience) of the Board from time to time and recommends to the Board on appointments of Directors. The full terms of reference are available on the Company's website: www.hysan.com.hk.

Code provisions	Alignment?	Governance procedures for Hysan
• Non-executive directors should be appointed for a specific term, subject to re-election. • All directors appointed to fill a casual vacancy should be subject to election at the first and subsequent general meeting. • Every director should be subject to rotation at least once every three years.	✔	• Subject to shareholders' approval at the forthcoming Annual General Meeting ("AGM"), the Company's Articles of Association will be amended so that every Director shall be subject to retirement by rotation at least once every three years. • Under the Company's Articles, new Directors are required to submit themselves for re-election at the first AGM following their appointment.
Recommended Best Practice		
• Election of an independent non-executive director serving more than nine years – explanatory statement to provide information on his independence.		• The AGM circular contains detailed information on election of Directors including detailed biographies, interests, and (where appropriate) independence of all Directors standing for re-election.
• The issuer should establish a nomination committee, comprising a majority of independent non-executive directors.		• In March 2005, the Board established a Nomination Committee comprising a majority of Independent non-executive Directors.

A5. Responsibilities of directors

Code Principle

All directors (including non-executive directors) are required to keep abreast of their responsibilities as a director of an issuer and of the conduct, business activities and development of that issuer.

Hysan's Corporate Governance Best Practice

The roles of Hysan's Directors are clearly stated in Hysan's Corporate Governance Guidelines – The mission of the Board of Directors.

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

Hysan has in place clear corporate governance policy and process to ensure that all Directors fully appreciate their roles and responsibilities.

The Company Secretary is responsible for keeping Directors updated on all regulatory changes, including organising appropriate continuing development programmes for Directors. Comprehensive orientation package will be given to all Directors on appointment.

Code provisions	Alignment?	Governance procedures for Hysan
• Every newly appointed director should receive a comprehensive, formal induction to ensure that he has a proper understanding of the business; his responsibilities under the Listing Rules, applicable regulatory requirements, business and governance policies of the issuer.	✔	• On appointment, new Directors will be given a comprehensive orientation package, including introduction to Group activities, induction into their responsibilities and duties, and other regulatory requirements. • Non-executive Directors are regularly provided with comprehensive reports on the management's strategic plans, updates on lines of business, financial objectives, plans and actions. • The Company Secretary is responsible for keeping all Directors updated on Listing Rules and other statutory requirements.

Code provisions	Alignment?	Governance procedures for Hysan
• Functions of non-executive directors include: - bring an independent judgment at the board meeting - take the lead where potential conflicts of interests arise - serve on committees if invited - scrutinise the issuer's performance. • Directors should ensure that they can give sufficient time and attention to the affairs of the issuer.	✔	• Strategic planning and monitoring are two distinct but intertwined roles of Hysan Directors. Strategic planning should be based on an identification of the opportunities and the full ranges of risks that will determine which of these opportunities are worth pursuing. On an on-going basis, the Board will review with management how the strategic environment is changing, what major risks and opportunities have emerged, how they are being managed and what, if any, adjustments in strategic direction would be required. • There is satisfactory attendance for Board and Board Committee meetings in 2004.
• Directors must comply with their obligations under the Model Code set out in Appendix 10.	✔	• Throughout the year, Directors complied with the required standards of the Model Code set out in Appendix 10 to the Listing Rules regarding Directors' securities.
Recommended Best Practice		
• Directors should participate in a programme of continuous professional development.	✔	• Hysan supports the principle of continuing professional development for Directors. In 2004, a special seminar on new Listing Rules was organised in-house for Directors, with emphasis on Directors' responsibilities and interests.
• Directors should disclose at the time of his appointment (and at subsequent times) and offices held in other organisations and other significant commitments.	✔	• Directors disclose their other directorships to the Company twice a year.
• Directors should ensure regular attendance and active participation of board, board committee and general meetings.	✔	• In 2004, 100% of executive Directors, 100% of Independent non-executive Directors and a majority of non-executive Directors attended the AGM.
• Non-executive directors should make a positive contribution to the development of the issuer's strategy and policies through independent, constructive and informed comments.	✔	• Details on roles and functioning of non-executive Directors are set out above.

A6. Supply of and access to information

Code Principle

Directors should be provided in a timely manner with appropriate information so as to enable them to make an informed decision and to discharge their duties and responsibilities.

Hysan's Corporate Governance Best Practice

An important element of the Hysan corporate programme is the continuous improvement in the quality and timeliness of the dissemination of information to our Directors.

This principle is clearly stated in Hysan's Corporate Governance Guidelines:

- Principle 10 – Board access to senior management
  "Senior management are from time to time brought into formal and informal contact with the Board at Board meetings and other events."

- Principle 12 – Availability of Information
  "The Chairman has a clear responsibility to provide the whole Board with all the information that is relevant to the discharge of the Board's responsibilities. The Board therefore expects to receive timely advice on all material information about the Company, its subsidiaries, its activities, performance and its projects, particularly including any significant variances from a planned course of action."

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

Hysan aims to continually improve on the quality and timeliness of the dissemination of information to Directors.

At least quarterly, Hysan Directors are provided with comprehensive reports on the management's strategic plans, updates by business unit heads on their lines of business, financial objectives, plans and actions.

Business unit heads are invited to attend meetings from time to time to update Directors on their lines of business.

Code provisions	Alignment?	Governance procedures for Hysan
• Board papers should be sent to all directors at least three days before the date of board/committee meeting.	✔	• Board papers are sent to all Directors at least five days before the date of board/committee meeting.
• Each director should have separate and independent access to senior management.	✔	• Senior management are from time to time brought into formal and informal contact with the Board at board meetings and other events.
• Directors are entitled to have access to board papers; steps must be taken to respond properly and fully to director queries.	✔	• Board papers and minutes are made available for inspection by Directors and Committee Members.

B. Remuneration of Directors and Senior Management

B1. The level and make-up of remuneration and disclosure

Code Principle

A formal and transparent procedure should be established for setting policy on executive director remuneration and for fixing the remuneration packages for all directors. No director should be involved in deciding his own remuneration.

Hysan's Corporate Governance Best Practice

This is clearly stated in Hysan's Corporate Governance Guidelines: Principle 8 – Board compensation review:

"The pay and benefits for executive Directors, including the Chairman, are determined by the Emoluments Review Committee. For non-executive Directors, their fees and remuneration are determined by the general meeting. The remuneration of executive Directors and non-executive Directors will be the subject of continual monitoring of comparable companies. The assistance of independent external advisers will be sought from time to time."

The Company set up an Emoluments Review Committee in 1987 to review executive Director compensation. The Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman, with a majority of Independent non-executive Directors. Its current members are F.K. Hu, non-executive Director and Dr. Geoffrey M.T. Yeh, Independent non-executive Director. Full terms of reference are available on the Company's website: www.hysan.com.hk.

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

Management makes recommendations to the Committee on Hysan's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. No Director or any of his associates is involved in deciding his own remuneration. The Committee generally meets at least once every year. There was 100% attendance for the last meeting.

Hysan provided for clear disclosure of individual Director remuneration on a named basis. There is a separate "Directors' Remuneration and Interests Report".

Code provisions	Alignment?	Governance procedures for Hysan
• Issuers should establish a remuneration committee with specific written terms of reference (containing the minimum prescribed duties) which information is available on request or on the website.	✔	• Hysan set up an Emoluments Review Committee in 1987. Full terms of reference are available on the Company's website: www.hysan.com.hk.
• The committee should consult the chairman and/or chief executive officer regarding proposed remuneration of other executive directors and have access to professional advice where necessary.	✔	• A detailed review of the compensation of Chairman and Managing Director was carried out in November 2003. See "Directors' Remuneration and Interests Report" for further details on process and findings.
• The remuneration committee should be provided with sufficient resources to discharge its duties.	✔	• Independent professional advice will be sought to supplement internal resources where appropriate.
Recommended Best Practice		
• A significant proportion of executive directors' remuneration should be linked to corporate and individual performance.	✔	• Details of remuneration of executive Directors are disclosed on an individual basis. A performance-based element has been built into top management compensation.

C. Accountability and Audit

C1. Financial reporting

Code Principle

The board should present a balanced, clear and comprehensible assessment of the company's performance, position and prospects.

Hysan's Corporate Governance Best Practice

The Board aims to present a comprehensive, balanced and understandable assessment of the Group position and prospects in all shareholder communications.

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

The 2004 Annual Report provides enhanced disclosure by way of:

- general discussion on various attributes that make Hysan an attractive investment for shareholders;
- Management Overview - a full Management's Discussion and Analysis covering:
  - operations review with key performance drivers
  - enhanced financial disclosures with analysis and details given, including analysis of comparative and movement of key cost and revenue drivers for income statement, balance sheet and cash flow
- separate sections on financing policy and risk management
- enhanced corporate governance reports

Code provisions	Alignment?	Governance procedures for Hysan
• Management to provide explanation and information to enable board to make informed assessment of relevant matters.	✔	• Directors are regularly provided with comprehensive reports on the management's strategic plans, updates on lines of business, financial objectives, plans and actions.
• Acknowledgement of director responsibility for preparing the accounts; a statement by the auditors regarding reporting responsibilities in auditors' report.	✔	• A Statement of Director Responsibilities for Financial Statements is set out in this Annual Report. • The Auditors' Report states auditors' reporting responsibilities.
• Board responsibility to present a balanced, clear and understandable assessment in annual/interim reports, price-sensitive announcements; other financial disclosures/reports under the Listing Rules and statutory requirements.	✔	• The Board aims to present a comprehensive, balanced and understandable assessment of the Group position and prospects in all shareholder communications.

C2. Internal controls

Code Principle

The board should maintain a sound and effective internal controls system to safeguard the shareholders' investment and the issuer's assets.

Hysan's Corporate Governance Best Practice

The Group is committed to implementing effective risk management policies and internal controls procedures to identify and manage the risks that the Group may be exposed to.

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

- The Managing Director and Chief Financial Officer report to the Audit Committee at least twice a year on key issues in relation to internal controls, audit findings and risk management.
- Detailed disclosure is set out in a separate report headed "Financial Prudence and Managing Risks" — report on Internal Controls and Risk Management.

Code provisions	Alignment?	Governance procedures for Hysan
• The directors should at least annually conduct a review of the effectiveness of the system of internal controls.		• The Board has overall responsibility for the system of internal controls and for reviewing its effectiveness. • Management regularly reviews the effectiveness of the risk management and system of internal controls and compliance with best practices. The Managing Director and Chief Financial Officer also report to the Audit Committee twice a year on key findings regarding internal controls. The Audit Committee, in turn, communicates any material issues to the full Board.
Recommended Best Practice		
• The board's annual review should consider various prescribed areas. • Disclosure in annual report to provide meaningful information.		• Details of internal controls structure, monitor and review are set out in "Financial Prudence and Managing Risks" section in the Annual Report.
• Review the need for an internal audit function on an annual basis.		• Management currently takes the view that there is no immediate need to set up an Internal Audit function in light of the fact that current systems of internal controls and risk management are being regularly reviewed by the management and directly by the Audit Committee. The need for an internal audit function will be reviewed from time to time.

C3. Audit Committee

Code Principle

The audit committee should have clear terms of reference, including arrangements for considering how it applies the financial reporting and internal controls principles. The committee should maintain an appropriate relationship with the company's auditors.

Hysan's Corporate Governance Best Practice

Hysan believes that crucial to the effective functioning of an audit committee is a clear appreciation of the separate roles of management, the external auditors and Audit Committee members.

Hysan management is responsible for selecting company accounting policies and the preparation of the financial statements. The external auditors are responsible for auditing and attesting to the Company's financial statements and evaluating Group system of internal controls. The Audit Committee, as the delegate of the full Board, is responsible for overseeing the entire process. This is clearly stated in Hysan's Audit Committee Report.

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

Hysan's Audit Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman and has a majority of Independent non-executive Directors. Its other members are Per Jorgensen, Independent non-executive Director and Chien Lee, non-executive Director. All members have experience in reviewing or analysing audited financial statements of public companies or major organisations. Full terms of reference are available on the Company's website: www.hysan.com.hk. The Audit Committee meets not less than twice a year. Meetings are also attended by invitation by the Managing Director and Chief Financial Officer. The Committee held two meetings in 2004 with 100% attendance.

Hysan goes beyond Code procedures and has published a separate Audit Committee Report since 2002. It sets out in detail the roles of the Committee including its relationship with management and the external auditors, work performed during the review year, and report procedures.

Code provisions	Alignment?	Governance procedures for Hysan
• Minutes be kept by a duly appointed secretary; and should be sent to all committee members within a reasonable time.	✔	• Draft minutes prepared by the Company Secretary are sent to members within 14 days of each meeting.
• A former partner of the existing auditors should not sit on the Audit Committee.	✔	• None of the three Audit Committee members are former partners of the external auditors.
• *The terms of reference of audit* committee (containing the minimum prescribed duties) be made available on request and on the website.	✔	• *Full terms of reference are available on website:* www.hysan.com.hk.
• Disclosure – statement from the audit committee explaining its recommendation on the appointment, resignation or dismissal of external auditors; express disclosure where the *board disagrees with the* committee's view.	✔	• Audit Committee recommended to the Board (which in turn endorsed the view) that, subject to shareholders' approval at the forthcoming AGM, Deloitte Touche Tohmatsu be re-appointed as the external auditors for 2005. • During the year, the fees paid to the Company's external Hong Kong auditors for non-audit or review related activities amounted to HK$228,300 (2003: HK$99,400), comprising tax services fees of HK$153,000 and training workshops for International Accounting Standards of HK$75,300.
• The audit committee should be provided with sufficient resources to discharge its duties.	✔	• There is an agreed procedure for Audit Committee members to take independent professional advice at Company's expense.
Recommended Best Practice		
• Terms of reference include: - "whistle-blowing" procedures by which employees of the issuer may, in confidence, raise concerns about possible improprieties. - oversee the issuer's relation with the external auditor.	✔	• "Whistling-blowing" procedures are included in Hysan's "Code of Ethics". (See section headed "Business Ethics and Integrity" below) • The Audit Committee oversees the relationship of management with the external auditors.

D. Delegation by the Board

D1. Management functions

Code Principle

An issuer should have a formal schedule of matters reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer.

Hysan's Corporate Governance Best Practice

This is clearly stated in the Hysan's Corporate Governance Guidelines: Principle 14 – Board authorities, delegations and discretions:

"The Board has determined those matters that are to be retained for full Board sanction and those matters that are to be delegated to the executive management of the business. All Board Committees have clear written terms of reference. Board Committees report regularly to the full Board on their work and findings."

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

The Board and management fully appreciate their respective roles and are supportive of the development of a healthy corporate governance culture.

The Board's role is not to manage the business, which responsibility remains vested with management. Board responsiblility is to test and question management, and to monitor progress.

There is a formal list of corporate matters reserved for full Board decision. Where applicable, thresholds are defined by reference to "materiality" and are reviewed by the Board from time to time and at least on an annual basis.

Code provisions	Alignment?	Governance procedures for Hysan
• Board must give clear directions as to the powers of management, including circumstances where management should obtain prior approval from the board.	✔	• There is a defined schedule of matters reserved for full Board decision, including: - Long-term objectives and strategies; - Extension of group activities into new business areas; - Annual budgets; - Preliminary announcements of interim and final results; - Dividend; - Material banking facilities; - Material acquisitions and disposals; - Material connected transactions; - Annual internal controls assessment; and - Appointments to the Board following recommendations by the Nomination Committee.
• Formalise the functions reserved to the board and those delegated to management.	✔	
Recommended Best Practice		
• Issuers should have formal letters of appointment for directors setting out the key terms and conditions relative to their appointment.		• A formal appointment letter, setting out the key terms and conditions relative to their appointment, will be prepared for each newly appointed Director.

D2. Board Committees

Code Principle

Board committees should be formed with specific written terms of reference that deal clearly with the committees' authority and duties.

Hysan's Corporate Governance Best Practice

Hysan currently has four Board Committees, including three corporate governance related committees (being the Audit, Emoluments Review, the new Nomination Committees) and the Investment Committee. All Board Committees have clear written terms of reference. Board Committees report regularly to the Board on their work and findings.

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

Work performed during the review year by the corporate governance related committees are set out in separate reports:

- Audit Committee Report; and
- Directors' Remuneration and Interests Report.

Code provisions	Alignment?	Governance procedures for Hysan
• Clear terms of reference to enable proper discharge of committee functions.	✔	• The Board has established four Board Committees with specific terms of reference.
• The terms of reference should require committees to report their decisions to the board.	✔	• Board Committees present their respective reports to the Board after each meeting, which reports address their work and findings.

E. Communication with Shareholders

E1. Effective communication

Code Principle

The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.

Hysan's Corporate Governance Best Practice

Hysan is committed to maintaining a policy of open and timely disclosure of relevant information on its attributes to shareholders and other stakeholders, subject to applicable legal requirements.

The Board welcomes moves towards a more constructive use of AGM and regards the AGM as the principal opportunity to meet private shareholders. A new approach to AGM was adopted in 2004 (see section headed "Additional Corporate Governance Areas — shareholder communications" below).

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

Hysan exceeded Code procedures in conducting the statutory business of the 2004 AGM in the following ways:

- Despatch of Annual Report and financial statements and related papers to shareholders at least 35 days prior to AGM, as compared with statutory requirement of 21 days
- Preparation of a comprehensive yet user-friendly AGM circular containing:
  - detailed report on voting procedures (including procedures for demanding a poll) presented in a user-friendly "frequently-asked-questions-and-answers" format
  - comprehensive information on each resolution to be proposed
  - biographies and interests of Directors standing for re-election inserted for ease of reference
- Chairman demanded poll on all resolutions proposed.

Code provisions	Alignment?	Governance procedures for Hysan
• A separate resolution be proposed by the chairman for each substantially separate issue.	✔	• Separate resolutions are proposed at the meeting on each substantially separate issue, including the election of individual directors.
• The chairman of the board should attend the general meeting and arrange for the chairmen of the audit, remuneration and nomination committees to be present.	✔	• In 2004, there was 100% attendance of all executive Directors, Independent non-executive Directors, and Chairman of Audit and Emoluments Review Committees.

E2. Voting by poll

Code Principle

The issuer should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Listing Rules and the constitutional documents of the issuer.

Hysan's Corporate Governance Best Practice

Hysan supports the principle of voting by poll.

Procedures – Code provisions and recommended best practice

Hysan's Corporate Governance Best Practice

- Hysan has adopted poll voting procedures for all resolutions in 2004 AGM.

Code provisions	Alignment?	Governance procedures for Hysan
• Disclosure in general meeting circulars of procedures and rights of shareholders to demand a poll.	✔	• Procedures for demanding a poll were set out in a user-friendly "frequently asked-questions-and-answers" format in the circular accompanying the AGM Notice. These procedures were also explained during the AGM proceedings.
• Ensure that votes cast are properly counted and recorded.		• A representative of external auditor was appointed as scrutineer.
• Chairman of meeting should adequately explain the poll procedures at commencement of meeting.		• Poll results were published in major Hong Kong newspapers on the business day following the meeting and posted on the websites of the Stock Exchange and the Company.

ADDITIONAL CORPORATE GOVERNANCE AREAS

Business Ethics and Integrity

Maintaining the highest professional and ethical standards is central to Hysan's core operating philosophy.

In 2005, the Group formally adopted a Code of Ethics addressing guiding principles governing conduct of Directors and employees, which include promotion of fair and open competition, and appropriate "whistle-blowing" procedures. Details of the Code are available on our website: www.hysan.com.hk.

General and Institutional Shareholder Communications

Hysan further enhanced its communications programme in the following areas, which exceeded Code requirements.

(1) General shareholder communications

- a new approach for the AGM was introduced. In addition to enhancing processes for the statutory part of the meeting, we introduced a "general business overview" session led by the Chairman and Managing Director in our 2004 AGM. Topics covered include 2003 in review (covering strategic directions; operations; financial position) and 2004 objectives. The move was positively received by shareholders.

- there is currently no requirement in Hong Kong providing for mandatory forwarding of shareholder communication materials by nominee companies to ultimate shareholders. We initiated and funded a new programme with major nominee companies to pro-actively facilitate the onward forwarding of communication materials to shareholders.

(2) Institutional shareholder communications

We regard it important to enter into a dialogue with institutional shareholders based on mutual understanding of objectives. The Managing Director and Chief Financial Officer participated in two road shows during the review year covering Europe and Asia (Japan and Singapore).

Shareholdings Information

As at 31 December 2004:

Authorised share capital: HK$7,250,000,000, comprising 1,450,000,000 ordinary shares of HK$5.00 each.

Issued and fully paid-up capital: HK$5,249,818,295 comprising 1,049,963,659 ordinary shares of HK$5.00 each.

Class of shares: one class of ordinary shares of HK$5.00 each with equal voting rights.

TOP 10 LARGEST SHAREHOLDERS

(as at 31 December 2004, as per register of members of the Company)

No.	Name of Shareholder	Number of shares held	% of the issued share capital#
1.	HKSCC Nominees Limited	417,124,592	39.73
2.	Lee Hysan Estate Company, Limited*	240,118,724	22.87
3.	HSBC Nominees (Hong Kong) Limited	86,965,781	8.28
4.	Kenwin Assets Limited*	43,902,720	4.18
5.	Overton Holdings Limited*	43,902,720	4.18
6.	Atlas Corporate Management Ltd*	39,809,001	3.79
7.	Hang Seng (Nominee) Limited	33,622,680	3.20
8.	Liu Chong Hing (Nominees) Ltd	20,248,255	1.93
9.	Clipperton Company Limited*	17,019,739	1.62
10.	Shanghai Commercial Bank (Nominees) Ltd	12,510,110	1.19
	Total	955,224,322	90.97

LOCATION OF SHAREHOLDERS

(as at 31 December 2004, as per register of members of the Company)

Location of Shareholders	Number of shares held	% of the issued share capital#
Hong Kong	1,040,250,739	99.07
United States and Canada	5,122,312	0.49
United Kingdom	4,285,056	0.41
Singapore	64,255	0.01
Others	241,297	0.02
Total	1,049,963,659	100.00

TYPES OF SHAREHOLDERS

Type of Shareholders	Number of shares held	% of the issued share capital#
Lee Hysan Company Limited, Lee Hysan Estate Company, Limited and their subsidiaries	429,046,912	40.86
Other corporate shareholders	557,846,555	53.13
Individual shareholders	63,070,192	6.01
Total	1,049,963,659	100.00

Note:

The percentages have been compiled based on the total number of shares of the Company in issue as at 31 December 2004 (i.e. 1,049,963,659 ordinary shares).

* denotes entities whose interests are attributable to the substantial shareholder: Lee Hysan Estate Company, Limited (see "Substantial Shareholders' and Other Persons' Interests in Shares" section in Directors' Report)

The Directors submit their report together with the audited financial statements for the year ended 31 December 2004, which were approved by the Board of Directors on 8 March 2005.

PRINCIPAL ACTIVITIES

The principal activities of the Group continued throughout 2004 to be property investment, management and development. Details of the Group's associates and principal subsidiaries at 31 December 2004 are set out in notes 15 and 41 respectively to the financial statements.

An analysis of Group's turnover is set out in note 4 to the financial statements. As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided. A detailed review of the development of the business of the Group during the year, and likely future developments, is set out in Chairman's Statement and Management's Discussion and Analysis of the Annual Report.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2004 are set out in the consolidated income statement on page 82.

An interim dividend of HK10 cents per share amounting to HK$104,793,062 was paid to shareholders during the year.

The Board of Directors recommends the payment of a final dividend of HK30 cents per share with a scrip alternative to the shareholders on the register of members on 10 May 2005, absorbing HK$314,989,098. The ordinary dividends proposed and paid in respect of the full year 2004 will absorb HK$419,782,160, the balance of the profit will be retained.

RESERVES

Movements during the year in the reserves of the Group and the Company are set out in notes 32 and 33 to the financial statements.

INVESTMENT PROPERTIES

All of the Group's investment properties were revalued by an independent professional valuer at 31 December 2004. The revaluation resulted in a surplus as compared to carrying amount of HK$3,676,823,627, with the Group's attributable share being HK$3,453,324,229, which has been credited directly to the investment property revaluation reserve.

Details of movements during the year in the investment properties of the Group and the Company are set out in note 13 to the financial statements.

Details of the major investment properties of the Group at 31 December 2004 as set out in section under "Schedule of Principal Properties" of the Annual Report.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 12 to the financial statements.

SHARE CAPITAL

During the year, the Company issued a total of 6,392,126 ordinary shares. Details of movements in the share capital of the Company are set out in note 31 to the financial statements.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance and has complied throughout the year with the Code of Best Practice as set out in the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange (the "Stock Exchange") of Hong Kong Limited.

Further information on the Company's corporate governance practices is set out in the following separate reports:

(a) "Corporate Governance Report" – it gives detailed information on the Company's early adoption of the Stock Exchange's Code on Corporate Governance ("Corporate Governance Code"); local and international best practices.

(b) "Directors' Remuneration and Interests Report" – it gives detailed information of Directors' remuneration and interests (including information on Director compensation, service contracts, Directors' interests in shares; contracts and competing business).

(c) "Audit Committee Report" – it sets out terms of reference, work performed and findings of the Audit Committee for the review year.

THE BOARD

The Board currently comprises Peter T.C. Lee, Chairman, Michael T.H. Lee, Managing Director and Pauline W.L. Yu Wong, Director, Property and eight other non-executive Directors. Sir David Akers-Jones acts as the Independent non-executive Deputy Chairman, also chairing the corporate governance committees, namely the Audit Committee and Emoluments Review Committee. The biographies of the Directors as at the date of this Report appear on pages 45 and 46.

Michael Chi Kung Moy resigned as a Director on 28 January 2004.

Subject to shareholders' approval at the Annual General Meeting ("AGM") to be held on 10 May 2005, the Company's Articles of Association will be amended to effect early adoption of the Corporate Governance Code such that every Director shall be subject to retirement by rotation at least once every three years at the AGM.

Under the Company's current Articles of Association, Fa-kuang Hu, Dr. Geoffrey Meou-tsen Yeh and Pauline Wah Ling Yu Wong who have been longest in office will retire and, being eligible, offer themselves for re-election at the forthcoming AGM.

Per Jorgensen, Dr. Deanna Ruth Tak Yung Rudgard and Anthony Hsien Pin Lee, having held office for three years since last re-election, offer to retire at the forthcoming AGM in line with the spirit of the proposed amendment to the Company's Articles. Being eligible, these Directors offer themselves for re-election at the forthcoming AGM.

During the year, Raymond Liang-ming Hu, Markus Friedrich Jebsen, Li Kam Wing, Charles Gary Wellins and V-nee Yeh served as alternate Directors.

The Company has received from each Independent non-executive Director an annual confirmation of his independence pursuant to rule 3.13 of the Listing Rules and the Company considered all Independent non-executive Directors to be independent.

DIRECTORS' INTERESTS IN SHARES

Details of Directors' interests in shares of the Company are set out in Directors' Remuneration and Interests Report.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES

As at 31 December 2004, the interests or short positions of Substantial Shareholders and Other Persons of the Company, in the shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance ("SFO"), or as otherwise notified to the Company, were as follows:

Aggregate long positions in shares and underlying shares of the Company

Name	Capacity	No. of shares held	% of the issued share capital*
Lee Hysan Estate Company, Limited	Interests of controlled corporations	429,046,912 *(Note 1)*	40.86
Lee Hysan Company Limited	Interests of controlled corporations	429,046,912 *(Note 1)*	40.86
J.P. Morgan Chase & Co.	*(Note 2)*	84,210,504	8.02
Marathon Asset Management Ltd.	Investment Manager	52,597,064	5.01

* *The percentages have been compiled based on the total number of shares of the Company in issue as at 31 December 2004 (i.e. 1,049,963,659 ordinary shares).*

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES *continued*

Aggregate long positions in shares and underlying shares of the Company *continued*

Notes:

(1) *These interests represent the same block of shares. Lee Hysan Estate Company, Limited is a wholly-owned subsidiary of Lee Hysan Company Limited.*

(2) As notified by J.P. Morgan Chase & Co., these shares were held in their respective capacities as investment manager (holding 51,746,168 shares) and custodian (holding 32,464,336 shares).

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 31 December 2004.

RELATED PARTY TRANSACTIONS

The Group entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Group in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis. Further details are set out in note 40 to the financial statements.

Some of these transactions also constitute "Connected Transactions" (including "Continuing Connected Transactions") under the Listing Rules, as identified below.

CONNECTED TRANSACTIONS

As at 31 December 2004, loans totalling HK$617,175,561 had been advanced by the Group to Barrowgate Limited (equity interests held by the Group: 65.36%; Hang Seng Bank: 24.64%; Jebsen and Company Limited: 10%) for general funding purpose. Such balance includes a loan of HK$10,457,600 advanced by the Group in 2004. Loans totalling HK$327,255,746 had been advanced by the other shareholders to Barrowgate as at 31 December 2004 in proportion to their respective shareholdings. These quasi-equity loans are non-interest-bearing and have no fixed settlement date and are not repayable within one year. The grant of loans by the Group constitutes a grant of financial assistance and is a connected transaction under applicable Listing Rules, however, it is exempt from applicable reporting, announcement and independent shareholders' approval requirements.

CONTINUING CONNECTED TRANSACTIONS

Certain transactions entered into by the Group constituted "continuing connected transactions" (the "Transactions") under the Listing Rules. Details of the Transactions are set out as follows:

I. Lease granted by the Group

(a) Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")

The following lease arrangements were entered into by Barrowgate Limited (property owner of Lee Gardens Two) with the following connected persons (also substantial shareholders of Barrowgate Limited). Particulars are set out below:

Connected person	Date of Agreement	Terms	Premises	Annual consideration HK$
Jebsen and Company Limited (10% equity interest in Barrowgate Limited)	10 September 2003	4 years commencing from 1 September 2003	Office units at 28th to 31st Floors	13,870,776
	Various carpark agreements	On monthly basis with various commencement dates	3 carparking spaces	

I. Lease granted by the Group *continued*

(a) Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two") *continued*

Connected person	Date of Agreement	Terms	Premises	Annual consideration HK$
Hang Seng Bank Limited (24.64 % equity interest in Barrowgate Limited)	3 September 2004	2 years and 16 days commencing from 15 September 2004	Shop units at Ground Floor and Basement	9,836,256

(b) Bamboo Grove, 74-86 Kennedy Road, Hong Kong ("Bamboo Grove")

Certain leases were entered into by Kwong Wan Realty Limited, a wholly-owned subsidiary of the Company and property owner of Bamboo Grove, with Lee Hysan Estate Company, Limited, a substantial shareholder of the Company (holding 40.86% interest). Details of the leases are set out below:

Connected person	Date of Agreement	Terms	Premises	Annual consideration HK$
Lee Hysan Estate Company, Limited	17 October 2003	2 years commencing from 1 November 2003	An apartment and 1 carparking space	1,975,200
Lee Hysan Estate Company, Limited	12 January 2004	2 years commencing from 16 January 2004	An apartment and 2 carparking spaces	1,289,880

(c) Lee Gardens Two, 28 Yun Ping Road, Hong Kong

The following lease arrangements were entered into by Barrowgate Limited with MF Jebsen International Limited, which was a connected person by virtue of the interest of an associate of a non-executive Director:

Connected person	Date of Agreement	Terms	Premises	Annual consideration HK$
MF Jebsen International Limited	23 April 2004 and a Supplemental Deed of 12 July 2004	4 years commencing from 1 February 2004 and 3 years and 7 months commencing from 1 July 2004	Office units at 24th and 25th Floors	6,324,624
	1 May 2003	On monthly basis commencing from 1 May 2003	1 carparking space	

CONTINUING CONNECTED TRANSACTIONS *continued*

II. Leasing and property management services with a non-wholly-owned subsidiary at Lee Gardens Two

The following management agreements were entered into by Hysan Leasing Company Limited and Hysan Property Management Limited, both being wholly-owned subsidiaries of the Company, with Barrowgate Limited for the provision of services to Lee Gardens Two, including (i) leasing, marketing and lease administration services; and (ii) property management services:

Connected person	Date of Agreement	Terms	Premises	Consideration HK$ (Note)
Barrowgate Limited	25 February 2004 and a supplemental Appointment Letter of 19 July 2004	3 years commencing from 1 April 2004	Whole premise of Lee Gardens Two	5,710,307 (i) and 1,762,677 (ii)

Note: These represent the actual considerations for the period from commencement of the respective management agreements to 31 December 2004, calculated on the basis of the fee schedules as prescribed therein.

All the Transactions were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

Announcements were published on 20 July 2004 and 6 September 2004 respectively regarding the Transactions in accordance with the Listing Rules. The Stock Exchange has granted a waiver for the transactions as refer to in section I (c) and II above by virtue of Rule 14A.42 from strict compliance with the requirements of Rules 14A.35, 14A.45 to 14A.47 of the Listing Rules on condition that details of the transactions be included in the Company's subsequent published annual report for financial years in which the transactions are subsisting.

The Company has engaged the auditors of the Company to perform certain factual finding procedures with respect of the above mentioned Transactions in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have reported the following findings on these Transactions to the Board of Directors:

1. the Transactions had received the approval from the Board of Directors;
2. the Transactions did not exceed the cap stated in the relevant announcements; and
3. the Transactions were entered into in accordance with the agreement governing such transactions.

Pursuant to Rule 14A.37 of the Listing Rules, all Independent non-executive Directors of the Company have reviewed and confirmed that the respective contracts and terms of the Transactions are:

1. in the ordinary and usual course of business;
2. on normal commercial terms; and
3. fair and reasonable and in the commercial interests of the Group.

INTEREST IN CONTRACTS OF SIGNIFICANCE

During the year, there subsisted a number of lift and escalator maintenance contracts entered into between Ryoden Lift Services Limited ("RLS") and Hysan Property Management Limited, a wholly-owned subsidiary of the Company. Both Mr. F.K. Hu and his alternate, Mr. Raymond L.M. Hu were considered as having interests in these contracts by virtue of their indirect equity interests in RLS. Such contracts constitute contracts of significance for the purpose of the Listing Rules. In light of the size of the equity interest of Mr. F.K. Hu (and that of his alternate as mentioned above) in RLS, these contracts do not constitute related party transactions (under applicable accounting principles) or continuing connected transactions (under the Listing Rules).

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate turnover attributable to the Group's five largest customers was less than 30% of total turnover.

The aggregate purchases attributable to the Group's five largest suppliers was less than 30% of total purchases.

PURCHASES, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed amount of public float during the year and up to the date of this report as required under the Listing Rules.

DONATIONS

During the year, the Group made donations totalling HK$3,400,126 for charitable and other purposes.

AUDITORS

A resolution for the re-appointment of Messrs. Deloitte Touche Tohmatsu as auditors of the Company is to be proposed at the forthcoming AGM.

By order of the Board
Peter T. C. Lee
Chairman

Hong Kong, 8 March 2005

DIRECTOR COMPENSATION

Executive Director Emoluments

The Board first established the Emoluments Review Committee in 1987 to review and determine the remuneration of executive Directors.

The Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman, and has a majority of Independent non-executive Directors. Its other members are F.K. Hu and Dr. Geoffrey M.T. Yeh (Independent non-executive Director).

Management makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. On matters other than those concerning him, the Chairman or Managing Director may be invited to Committee meetings. No Director is involved in deciding his own remuneration.

The Group's remuneration policy seeks to provide a fair market remuneration in a form and value to attract, retain and motivate high quality staff and at the same time to reflect the importance of aligning awards with shareholder interests. Remuneration packages are set at levels to ensure comparability and competitiveness with Hong Kong-based companies competing within a similar talent pool, with particular emphasis on the property industry. Independent professional advice will be sought to supplement internal resources where appropriate.

Following a review completed in November 2003 by the Committee, the Company has developed a policy that involves top management (the Chairman and Managing Director) having a remuneration package consisting of several remuneration components. The fixed part of the package is a combination of basic salary and benefits. The proportion of performance-based compensation has been increased. In addition, there are arrangements for a long-term incentive plan. The new levels of remuneration (note 6 to the financial statements) reflect comparator market information and advice from independent consultants (Watson Wyatt Hong Kong Limited). No executive Director was involved in determining his own remuneration.

The Emoluments Review Committee last met in March 2005 to determine the 2004 performance-based annual incentive of the Chairman and Managing Director. There was 100% attendance without any executive Director presence.

Details of Director (including individual executive Director) emoluments and options are set out in notes 6 and 34 respectively to the financial statements.

Non-executive Director Emoluments

The Directors' fees are subject to shareholder approval at general meeting. The non-executive Directors received fees totalling HK$475,000 for 2004. Their remuneration comprises a basic annual director's fee of HK$50,000 per annum; fee for serving on Audit Committee (HK$20,000 per annum). They received no other compensation from the Group.

The Independent non-executive Deputy Chairman receives total annual fee of HK$85,000 (comprising the annual fee of HK$65,000 for the Deputy Chairman office and HK$20,000 per annum for Audit Committee he sits). None of the non-executive Directors receive any pension benefits from the Company, nor do they participate in any bonus or incentive schemes.

Non-executive Director Emoluments *continued*

Taking into consideration the level of responsibility, experience and abilities required of the Directors, and fees offered for similar positions in comparable companies, proposals will be tabled at the forthcoming AGM to review and approve new levels of directors' fees:

	HK$ per annum
Board of Directors	
Chairman	140,000
Deputy Chairman	120,000
Director	100,000
Audit Committee	
Chairman	60,000
Member	30,000
Other Committees	
Chairman	30,000
Member	20,000

Long-term incentives: Executive Share Options

Existing Scheme

The Company operates an Executive Share Option Scheme (the "Scheme") under which options may be granted to employees of the Company or any of its wholly-owned subsidiaries to subscribe for ordinary shares of the Company, thereby strengthening the links between individual staff and shareholder interests. Approved by shareholders on 28 April 1995, the Scheme has a term of 10 years and will expire on 28 April 2005. The maximum number of shares in respect of which options may be granted under the Scheme (together with shares issued and issuable under the Scheme) is 3% of the issued share capital of the Company (excluding shares issued pursuant to the Scheme) from time to time. The maximum entitlement of each participant under the Scheme is 25% of the maximum number of shares in respect of which options may at any time be granted under the Scheme. The exercise price was fixed at 80% of the average of the closing prices of the shares on the Stock Exchange for the 20 trading days immediately preceding the date of grant. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

As at 31 December 2004, an executive Director of the Company remained as the Scheme participant with shares issuable under options granted representing less than 0.2% of the issued share capital of the Company. Details of options outstanding and movements during the year are as follows:

			Changes during the year					
Name	**Balance as at 1.1.2004**	**Date of grant**	**Cancelled/ lapsed**	**Granted**	**Exercised**	**Balance as at 31.12.2004**	**Exercise price HK$**	**Exercisable period**
Peter Ting Chang Lee	1,350,000	7.1.1999	Nil	Nil	Nil	1,350,000	9.22	7.1.2001 - 6.1.2009
Pauline Wah Ling Yu Wong	900,000	3.5.1995	Nil	Nil	900,000*	Nil	13.46	3.5.1997 - 2.5.2005

* *Weighted average closing price per share immediately before the dates of exercise of the options for 900,000 shares : HK$15.58.*

All options referred to above are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

DIRECTOR COMPENSATION *continued*

Long-term incentives: Executive Share Options *continued*

Existing Scheme continued

In addition to the above, during the year, options to subscribe for 300,000 shares at an exercise price of HK$7.54 per share were exercised (closing market price per share immediately before the date of exercise: HK$15) by a grantee, whose remaining options for 900,000 shares of the Company lapsed upon his resignation.

The power of grant to executive Directors is vested in the Emoluments Review Committee and will be exercised in compliance with Listing Rules requirements. The Chairman and Managing Director have been delegated the authority to make grants to management staff below executive Director level.

Apart from the Scheme, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

New Scheme and Grant Structure

The Directors will recommend the adoption of a new share option scheme (the "New Scheme") at the forthcoming AGM. Terms of the New Scheme are substantially the same as these under the existing Scheme, save for incorporating current Listing Rules requirements. Major terms of the New Scheme are set out in the Circular accompanying this Report.

At a Board meeting held in March 2005, the Board has approved a new grant and vesting structure. Grants will be made on a periodic basis. Vesting period is three years in equal portions. Size of grant will be determined by reference to base salary multiple and job grades. A clear performance criterion will be a key driver. Grant and vesting structure will be reviewed by the Board from time to time.

SERVICE CONTRACTS

No Director proposed for re-election at the forthcoming AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN SHARES

As at 31 December 2004, the interests of the Directors and Alternate Director in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code"), are set out below:

Aggregate long positions in shares and underlying shares of the Company

	No. of shares held					
Name	Personal interests	Family interests	Corporate interests	Other interests	Total	% of the issued share capital*
Peter Ting Chang Lee	2,000,000	–	4,083,823 *(Note 1)*	–	6,083,823	0.579
Michael Tze Hau Lee	1,023,233	–	–	–	1,023,233	0.097
Fa-kuang Hu	–	–	255,012 *(Note 2)*	–	255,012	0.024

DIRECTORS' INTERESTS IN SHARES *continued*

Aggregate long positions in shares and underlying shares of the Company *continued*

	No. of shares held					
Name	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**Total**	**% of the issued share capital***
Hans Michael Jebsen	60,000	–	2,432,914 *(Note 1)*	–	2,492,914	0.237
Per Jorgensen	6,678	–	–	–	6,678	0.001
Chien Lee	970,000	–	4,083,823 *(Note 1)*	3,150,000 *(Note 3)*	8,203,823	0.781
Deanna Ruth Tak Yung Rudgard	1,871,600	–	–	–	1,871,600	0.178
Pauline Wah Ling Yu Wong	274,000	–	–	–	274,000	0.026
Geoffrey Meou-tsen Yeh	254,148	–	1,000 *(Note 1)*	–	255,148	0.024
V-nee Yeh (alternate to Geoffrey Meou-tsen Yeh)	43,259	–	84,575 *(Note 1)*	–	127,834	0.012

* *This percentage has been compiled based on the total number of shares of the Company in issue as at 31 December 2004 (i.e. 1,049,963,659 ordinary shares)*

Certain executive Directors of the Company have been granted share options under the Company's Executive Share Option Scheme (details are set out under "Long-term incentives: Executive Share Options" above). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

Notes:

(1) Such shares were held through corporations in which the respective Directors were members entitled to exercise one-third or more of the voting power at general meetings. Corporate interests of Peter Ting Chang Lee and Chien Lee relate to the same corporation.

(2) Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to have beneficial interests in all these shares.

(3) Such shares were held through a discretionary trust of which Chien Lee was one of the beneficiaries.

Aggregate long positions in shares of Associated Corporations

Listed below are certain Directors' interests in the shares of Barrowgate Limited ("Barrowgate"), a 65.36% subsidiary of the Company, and Parallel Asia Engineering Company Limited ("PAECL"), a 25% associate of the Company.

Name	**No. of shares held**	**% of the issued share capital**
Hans Michael Jebsen	1,000 *(Note 4)*	10 *(Note 4)*
Fa-kuang Hu	5,000 *(Note 5)*	50 *(Note 5)*
Raymond Liang-ming Hu (alternate to Fa-kuang Hu)	5,000 *(Note 5)*	50 *(Note 5)*

DIRECTORS' INTERESTS IN SHARES *continued*

Aggregate long positions in shares of Associated Corporations *continued*

Notes:

(4) Jebsen and Company Limited ("Jebsen and Company") has a 10% interest in the issued share capital in Barrowgate through a wholly-owned subsidiary. Hans Michael Jebsen is deemed to be interested in Barrowgate by being the controlling shareholder and Chairman of Jebsen and Company.

(5) Ryoden Development Limited ("Ryoden Development") has a 50% interest in the issued share capital in PAECL through a wholly-owned subsidiary. Fa-kuang Hu and Raymond Liang-ming Hu are deemed to be interested in PAECL by virtue of their interests as beneficiaries of a discretionary trust which has an indirect controlling interest in Ryoden Development.

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 31 December 2004 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' INTERESTS IN CONTRACTS

During the review year, certain Directors are parties to contracts with the Group, which contracts constitute related party transactions, connected transactions or contracts of significance under applicable accounting or regulatory rules. (See Directors' Report)

DIRECTORS' INTERESTS IN COMPETING BUSINESS

The Group is engaged principally in the property investment, development and management of high quality investment properties in Hong Kong. The following Directors are considered to have interests in other activities ("Deemed Competing Business") that compete or are likely to compete with the said core business of the Group, all within the meaning of the Listing Rules.

For the reasons stated below, and coupled with the diligence of the Group's Independent non-executive Directors and the Audit Committee, the Group is capable of carrying on its business independent of and on an arm's length from the Deemed Competing Business.

(i) Peter T. C. Lee, Anthony H. P. Lee, Chien Lee, Michael T. H. Lee and Dr. Deanna R. T. Y. Rudgard are members of the founding Lee family whose range of general investment activities include property investments in Hong Kong and overseas. In light of the size and dominance of the portfolio of the Group, such disclosed Deemed Competing Business is considered immaterial.

(ii) F. K. Hu (and his alternate, Raymond L. M. Hu) are directors and have an indirect substantial interest in Designcase Limited and its subsidiaries, which are engaged in investment holding, property investment and development, property agency and management, project management in both the People's Republic of China and Hong Kong.

(iii) Hans Michael Jebsen (and his alternate, Li Kam Wing) hold the offices of directors in each of Jebsen and Company Limited and Jebsen China Services Limited (the "Companies") and some of their subsidiaries, of which their business activities include, inter alia, investment holding and property investment in both the People's Republic of China and Hong Kong. Mr. Jebsen is also a substantial shareholder of the Companies.

Mr. Jebsen is a non-executive director of The Wharf (Holdings) Limited whose business includes, inter alia, property investment, development and management in both the People's Republic of China and Hong Kong.

The Company's management team is separate and independent from that of the companies identified in (ii) and (iii) above. In addition, the relevant Directors have non-executive roles and are not involved in the Company's day-to-day operations and management.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 8 March 2005

Directors' Responsibilities for the Financial Statements

The Companies Ordinance requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of their respective profit or loss for the year then ended. In preparing the financial statements, the Directors are required to:

(a) select suitable accounting policies and apply them on a consistent basis, making judgments and estimates that are prudent, fair and reasonable;

(b) state the reasons for any significant departure from accounting standards; and

(c) prepare the financial statements on the going concern basis, unless it is not appropriate to presume that the Company and the Group will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Audit Committee Report

The Audit Committee has three members, a majority of whom are Independent non-executive Directors.

The Committee oversees the financial reporting process. In this process, management is responsible for the preparation of Group financial statements including the selection of suitable accounting policies. External auditors are responsible for auditing and attesting to Group financial statements and evaluating Group system of internal controls. The Audit Committee oversees the respective work of management and external auditors to endorse the processes and safeguards employed by them. The Committee presents a report to the Board on its findings after each Committee meeting.

The Audit Committee reviewed and discussed with management and external auditors the 2004 consolidated financial statements included in the 2004 Annual Report. In this regard, the Committee had discussions with management with regard to new or changes in accounting policies as applied, and significant judgments affecting the Group financial statements. The Committee also received reports and met with the external auditors to discuss the general scope of their audit work (including the impact of new or changes in accounting policies as applied), their assessment of Group internal controls.

Based on these review and discussions, and the report of the external auditors, the Audit Committee recommended to the Board of Directors approval of the consolidated financial statements for the year ended 31 December 2004, with the Auditors' Report thereon.

The Audit Committee also reviewed and recommended to the Board of Directors approval of the unaudited financial statements for the first six months of 2004, prior to public announcement and filing.

The Committee recommended to the Board that the shareholders be asked to re-appoint Deloitte Touche Tohmatsu as the Group's external auditors for 2005.

The Committee had also reviewed and revised its terms of reference, effecting early adoption of the Stock Exchange's new corporate governance requirements.

MEMBERS OF THE AUDIT COMMITTEE
David AKERS-JONES *(Chairman)*
Per JORGENSEN
Chien LEE

Hong Kong, 8 March 2005

Deloitte.
德勤

TO THE SHAREHOLDERS OF HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 82 to 114 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstance of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
8 March 2005

Consolidated Income Statement

For the year ended 31 December 2004

	NOTES	2004 HK$'000	2003 HK$'000 (restated)
Turnover	4	**1,154,486**	1,139,308
Property expenses		**(259,321)**	(239,626)
Gross profit		**895,165**	899,682
Reversal of impairment loss on investments in securities	16	**63,000**	—
Gain on disposal of investments in securities		**14,619**	48,159
Other operating income		**26,934**	25,424
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**60**	60
Administrative expenses		**(95,139)**	(89,992)
Profit from operations	5	**904,639**	883,333
Finance costs	8	**(161,650)**	(168,290)
Share of results of associates		**57,977**	18,233
Release of negative goodwill arising on acquisition of an associate		**2,124**	2,124
Profit before taxation		**803,090**	735,400
Taxation	9	**(159,771)**	(173,534)
Profit after taxation		**643,319**	561,866
Minority interests		**(34,039)**	(26,074)
Net profit for the year	32	**609,280**	535,792
Dividends	10	**419,862**	380,591
Earnings per share	11		
Basic		**HK58.22 cents**	HK51.59 cents
Diluted		**HK58.20 cents**	HK51.59 cents

Consolidated Balance Sheet

At 31 December 2004

	NOTES	2004 HK$'000	2003 HK$'000 (restated)
Non-current assets			
Property, plant and equipment	12	**68,975**	57,717
Investment properties	13	**28,147,190**	24,366,780
Interests in associates	15	**855,486**	849,676
Investments in securities	16	**1,018,017**	940,888
Negative goodwill	17	**(956)**	(1,016)
Staff housing loans, secured	18	**2,247**	12,187
Other receivable, prepayments and deposits	19	**56,497**	28,420
		30,147,456	26,254,652
Current assets			
Staff housing loans, secured - due within one year	18	**245**	3,188
Other receivable, prepayments and deposits	19	**28,658**	22,159
Accounts receivable	20	**12,846**	10,644
Interest receivable		**30,102**	28,035
Time deposits		**16,866**	13,094
Cash and bank balances		**5,058**	1,539
		93,775	78,659
Current liabilities			
Long term bank loans - due within one year	27	**–**	78,000
Floating rate notes	28	**–**	399,132
Creditors and accruals	21	**115,121**	115,791
Interest payable		**66,329**	64,135
Rental deposits from tenants	22	**104,990**	81,410
Deferred income	23	**685**	686
Taxation payable		**131,262**	90,557
Unclaimed dividends		**1,126**	1,145
		419,513	830,856
Net current liabilities		**(325,738)**	(752,197)
Total assets less current liabilities		**29,821,718**	25,502,455
Non-current liabilities			
Advances from investees	25	**54,068**	50,489
Amounts due to minority shareholders	26	**327,256**	321,714
Long term bank loans - due after one year	27	**3,502,100**	3,884,423
Floating rate notes	28	**547,739**	–
Fixed rate notes	29	**1,552,979**	1,551,991
Rental deposits from tenants	22	**141,096**	138,319
Deferred income	23	**4,170**	4,855
Deferred taxation	30	**218,091**	180,400
		6,347,499	6,132,191
NET ASSETS		**23,474,219**	19,370,264
MINORITY INTERESTS		**981,604**	753,855
		22,492,615	18,616,409
Capital and reserves			
Share capital	31	**5,249,818**	5,217,857
Accumulated profits	32	**3,984,917**	3,795,499
Other reserves	33	**13,257,880**	9,603,053
		22,492,615	18,616,409

The financial statements on pages 82 to 114 were approved and authorised for issue by the Board of Directors on 8 March 2005 and are signed on its behalf by:

Peter T.C. Lee
DIRECTOR

David Akers-Jones
DIRECTOR

Balance Sheet

At 31 December 2004

	NOTES	2004 HK$'000	2003 HK$'000 (restated)
Non-current assets			
Property, plant and equipment	12	**9,025**	9,761
Investment properties	13	**3,510,000**	3,030,000
Investments in subsidiaries	14	**9,241,442**	11,348,763
Interests in associates	15	**3**	3
Investments in securities	16	**2,031**	2,031
Staff housing loans, secured	18	**2,247**	12,187
Other receivable, prepayments and deposits	19	**759**	6,913
		12,765,507	14,409,658
Current assets			
Staff housing loans, secured - due within one year	18	**245**	3,188
Other receivable, prepayments and deposits	19	**4,492**	5,125
Accounts receivable	20	**3,251**	2,113
Time deposits		**754**	1,599
Cash and bank balances		**3,937**	825
		12,679	12,850
Current liabilities			
Long term bank loans - due within one year	27	**—**	4,000
Creditors and accruals	21	**27,960**	14,056
Interest payable		**—**	1,922
Rental deposits from tenants	22	**11,316**	4,769
Taxation payable		**137**	2,869
Unclaimed dividends		**1,126**	1,145
		40,539	28,761
Net current liabilities		**(27,860)**	(15,911)
Total assets less current liabilities		**12,737,647**	14,393,747
Non-current liabilities			
Amounts due to subsidiaries	24	**30,980**	805,850
Long term bank loans - due after one year	27	**—**	1,221,523
Rental deposits from tenants	22	**10,734**	18,266
Deferred taxation	30	**9,069**	7,579
		50,783	2,053,218
NET ASSETS		**12,686,864**	12,340,529
Capital and reserves			
Share capital	31	**5,249,818**	5,217,857
Accumulated profits	32	**3,296,591**	3,533,725
Other reserves	33	**4,140,455**	3,588,947
		12,686,864	12,340,529

The financial statements on pages 82 to 114 were approved and authorised for issue by the Board of Directors on 8 March 2005 and are signed on its behalf by:

Peter T.C. Lee
DIRECTOR

David Akers-Jones
DIRECTOR

Consolidated Statement of Changes in Equity

For the year ended 31 December 2004

	2004 HK$'000	2003 HK$'000 (restated)
At beginning of the year	**18,616,409**	18,974,652
Unrealised gain on investments in other securities	**65,125**	206,455
Surplus (deficit) on revaluation of investment properties	**3,676,824**	(891,704)
(Surplus) deficit on revaluation of investment properties shared by minority shareholders	**(223,499)**	114,462
Surplus on revaluation of land and buildings	**12,677**	4,124
Deferred taxation liabilities arising on revaluation of land and building	**(2,218)**	(722)
Effect of change in tax rate on deferred taxation liabilities arising on revaluation of properties and charged to:		
- Investment properties revaluation reserve	**–**	(407)
- Assets revaluation reserve	**–**	(118)
Share of reserves of an associate	**57,354**	27,999
Exchange differences on translation of an overseas associate	**(4,371)**	(3,020)
Net gains (losses) not recognised in the income statement	**3,581,892**	(542,931)
	22,198,301	18,431,721
Net profit for the year	**609,280**	535,792
Dividends declared during the year	**(381,420)**	(378,218)
Issue of shares pursuant to scrip dividend scheme	**25,961**	44,773
Premium on issue of shares pursuant to scrip dividend scheme	**38,121**	20,305
Issue of shares on exercise of share option	**6,000**	–
Premium on issue of shares on exercise of share option	**8,376**	–
Share issue expenses	**(47)**	(20)
Realisation on disposal of investments in other securities transferred to income statement	**(11,957)**	(37,944)
At end of the year	**22,492,615**	18,616,409
Represented by:		
Balance after amount set aside for dividend	**22,177,626**	18,339,862
Amount set aside for dividend	**314,989**	276,547
	22,492,615	18,616,409

Consolidated Cash Flow Statement

For the year ended 31 December 2004

	2004 HK$'000	2003 HK$'000
OPERATING ACTIVITIES		
Profit from operations	**904,639**	883,333
Adjustments for:		
Reversal of impairment loss on investments in securities	**(63,000)**	–
Interest income	**(1,229)**	(1,926)
Dividend income	**(24,947)**	(22,613)
Depreciation	**4,942**	4,643
Gain on disposal of investments in securities	**(14,619)**	(48,159)
Loss (gain) on disposal of property, plant and equipment	**40**	(46)
Release of negative goodwill arising on acquisition of additional interest in a subsidiary	**(60)**	(60)
Operating cash flows before movements in working capital	**805,766**	815,172
Increase in accounts receivable, prepayments and deposits	**(36,778)**	(12,923)
Decrease in staff housing loans, secured	**12,883**	2,940
Increase (decrease) in rental deposits from tenants, creditors and accruals	**26,628**	(6,230)
Cash generated from operations	**808,499**	798,959
Hong Kong Profits Tax paid	**(64,098)**	(135,255)
NET CASH FROM OPERATING ACTIVITIES	**744,401**	663,704
INVESTING ACTIVITIES		
Interest received	**543**	1,246
Dividends received from investments in securities	**24,947**	22,613
Dividends received from associates	**1,563**	80
Additions to investment properties	**(104,527)**	(417,852)
Additions to property, plant and equipment	**(3,563)**	(1,909)
Proceeds on disposal of property, plant and equipment	**–**	48
Acquisition of interest in an associate	**–**	(1)
Repayment from (advances to) associates	**86,216**	(107,759)
Net proceeds received on disposal of investments in securities	**26,512**	115,950
Repayment from investees	**27,146**	–
Increase (decrease) in advance from investees	**3,579**	(1,187)
NET CASH FROM (USED IN) INVESTING ACTIVITIES	**62,416**	(388,771)
FINANCING ACTIVITIES		
Net proceeds on exercise of share option	**14,376**	–
Interest paid	**(147,270)**	(172,404)
Bank charges	**(11,312)**	(6,884)
Medium Term Note Programme expenses	**(976)**	(897)
Dividends paid	**(317,357)**	(313,407)
Dividends paid to minority shareholders of subsidiaries	**(29,789)**	(34,145)
Share issue expenses	**(47)**	(20)
New unsecured bank loans	**1,549,100**	1,798,800
Issue of floating rate notes	**550,000**	–
Floating rate notes issue expenses	**(2,370)**	–
Advance from minority shareholders	**5,542**	28,949
Repayment of unsecured bank loans	**(2,009,423)**	(1,583,238)
Repayment of floating rate notes	**(400,000)**	–
NET CASH USED IN FINANCING ACTIVITIES	**(799,526)**	(283,246)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**7,291**	(8,313)
CASH AND CASH EQUIVALENTS AT 1 JANUARY	**14,633**	22,946
CASH AND CASH EQUIVALENTS AT 31 DECEMBER	**21,924**	14,633
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	**5,058**	1,539
Time deposits	**16,866**	13,094
	21,924	14,633

1. GENERAL

The Company is a public listed company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are property investment, management and development.

2. PRIOR YEAR ADJUSTMENT

The effect on adoption of the revised Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") on the Group's interests in associates was not accounted for in the annual financial statements for the year ended 31 December 2003. Comparative amounts for 2003 have been restated, to reflect the adoption of the SSAP 12 (Revised) by an associate, accordingly. Accumulated profits and share of revaluation reserve as at 1 January 2004 have been reduced by HK$9,614,290 and HK$13,775,940 respectively. The balances on the Group's interests in associates at 1 January 2004 have been reduced by HK$23,390,230, representing the share of the deferred tax liabilities recognised by the associate. The effect of the changes is a decrease in release of negative goodwill arising on acquisition of an associate and an increase in taxation for the year ended 31 December 2003 of HK$1,303,624 and HK$8,310,666, respectively.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisitions on or after 1 January 2001 is capitalised and amortised on a straight line basis over its useful life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions on or after 1 January 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Negative goodwill *continued*

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Negative goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year.

Interests in associates

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. The carrying amount of such interests is reduced to recognise any identified impairment loss in the value of individual investments.

In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss. The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at fair value at subsequent reporting dates.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the year. For other securities, unrealised gains and losses are dealt with in the investment revaluation reserve, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in net profit or loss for the year.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at each balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to the property disposed of is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and any impairment losses.

Land and buildings are stated in the balance sheet at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any surplus arising on revaluation of land and buildings is credited to the asset revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case this surplus is credited to the income statement to the extent of the deficit previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the asset revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to accumulated profits.

Depreciation is provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Leasehold land	Over the remaining term of the lease
Buildings	Over the shorter of the term of the lease, or 40 years
Furniture, fixtures and equipment	20%
Computers	20%
Motor vehicles	25%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately, unless the asset is carried at revalued amount under another SSAP, in which case the impairment loss is treated as revaluation decrease under that SSAP.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the asset is carried at revalued amount under another SSAP, in which case the impairment loss is treated as revaluation increase under that SSAP.

Fixed rate notes/floating rate notes issue expenses

Expenses incurred directly in connection with the issue of fixed rate notes/floating rate notes are deferred and amortised on a straight line basis over the terms of the notes.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in such currencies are re-translated at the rates ruling on the balance sheet date, with the exception of those items covered under forward exchange contracts, which are re-translated at the contracted settlement rate. Gains and losses arising on exchange are dealt with in the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Foreign currencies *continued*

On consolidation, the financial statements of associates which are denominated in currencies other than Hong Kong dollars are translated at the rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and are recognised as income or as expenses in the period in which the interests in associates are disposed of.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Operating leases

Rentals receivable and payable under operating leases are credited and charged respectively to the income statement on a straight line basis over the relevant lease term.

Retirement benefit costs

Payments to the Mandatory Provident Fund Scheme are charged as an expense as they fall due.

Recognition of income

Rental income is recognised on a straight line basis over the relevant lease term.

Income from property sales is recognised on the execution of a binding sales agreement.

Management fee income and security service income are recognised when the services are rendered.

Dividend income from investments is recognised when the shareholders' right to receive dividend has been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Financial instruments and derivatives

Interest rate and currency swaps are used to manage the Group's exposure to interest rate and foreign exchange rate fluctuation. It is the Group's policy not to enter into derivative transactions for speculative purposes. The notional amounts of interest rate and currency swaps are recorded off balance sheet. Interest flows arising on the interest rate swaps are accounted for on an accrual basis.

4. TURNOVER

	2004 HK$'000	2003 HK$'000
Turnover comprises:		
Gross rental income from properties	**1,150,185**	1,135,126
Management fee and security service income	**4,301**	4,182
	1,154,486	1,139,308

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

5. PROFIT FROM OPERATIONS

	2004 HK$'000	2003 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Staff costs	**129,470**	118,555
Retirement benefits scheme contributions *(note 35)*	**5,068**	5,006
Forfeited contributions *(note 35)*	**(6,606)**	(1,067)
	127,932	122,494
Depreciation	**4,942**	4,643
Auditors' remuneration	**1,629**	1,866
Rental income arising from operating leases less out-goings of HK$248,011,085 (2003: HK$235,177,762)	**(902,174)**	(899,948)
Dividends from		
- listed investments	**(20,275)**	(19,795)
- unlisted investments	**(4,672)**	(2,818)
Interest income	**(1,229)**	(1,926)
Loss (gain) on disposal of property, plant and equipment	**40**	(46)
Exchange loss	**37**	1,631

6. DIRECTORS' REMUNERATION

	2004 HK$'000	2003 HK$'000
Directors' fees	**661**	725
Other emoluments:		
Basic salaries, housing, other allowances and benefits in kind	**11,323**	12,093
Bonus	**3,083**	981
Retirement benefits scheme contributions	**232**	243
Contractual compensation for loss of office	**1,508**	–
Forfeited contributions	**(2,483)**	–
	14,324	14,042

The number of Directors whose remuneration/fees within the bands set out below is as follows:

	2004 No. of Directors	2003 No. of Directors
HK$ 0 - HK$1,000,000	**8**	9
HK$1,000,001 - HK$1,500,000	**–**	–
HK$1,500,001 - HK$2,000,000	**–**	–
HK$2,000,001 - HK$2,500,000	**–**	–
HK$2,500,001 - HK$3,000,000	**1**	1
HK$3,000,001 - HK$3,500,000	**1**	2
HK$3,500,001 - HK$4,000,000	**–**	–
HK$4,000,001 - HK$4,500,000	**–**	1
HK$4,500,001 - HK$5,000,000	**1**	–
HK$5,000,001 - HK$5,500,000	**–**	–
HK$5,500,001 - HK$6,000,000	**1**	–
	12	13

All executive Directors were entitled to housing benefits in 2003. Two directors (the Chairman and Managing Director) did not take up their entitlement for a substantial part of that year.

A review was carried out by the Emoluments Review Committee regarding the compensation and benefit of the Chairman and Managing Director in November 2003. Independent consultants (Watson Wyatt Hong Kong Limited) were engaged. New remuneration structure (reflecting a higher performance-based component) and levels were set effective December 2003. Detailed breakdown of Chairman and Managing Director remuneration for year 2004 is set out below.

Directors' fees paid to Independent non-executive Directors during the year totalled HK$205,000 (2003: HK$223,219). They received no other emoluments from the Company or any of its subsidiaries.

6. DIRECTORS' REMUNERATION *continued*

Remuneration breakdown of each of the current executive Directors for year 2004 are set out below:

	Directors' fees HK$'000	Basic salaries, housing, allowances and benefits HK$'000	Bonus HK$'000	Retirement benefits scheme contributions HK$'000	**Total HK$'000**
Peter T.C. Lee *(Note a)*	82	4,146	1,372	12	**5,612**
Michael T.H. Lee *(Note b)*	50	3,538	1,212	12	**4,812**
Pauline W.L. Yu Wong	50	2,596	249	207	**3,102**
	182	10,280	2,833	231	**13,526**

Remuneration breakdown of each of the current executive Directors for year 2003 are set out below:

	Directors' fees HK$'000	Basic salaries, housing, allowances and benefits HK$'000	Bonus HK$'000	Retirement benefits scheme contributions HK$'000	Total HK$'000
Peter T.C. Lee *(Note a)*	82	2,809	310	12	3,213
Michael T.H. Lee *(Note b)*	50	2,468	175	12	2,705
Pauline W.L. Yu Wong	50	2,642	248	207	3,147
	182	7,919	733	231	9,065

Notes:

(a) Year 2003: The Chairman did not take up housing benefits to which he was entitled for a substantial part of 2003.

Year 2004: Following a review of his compensation in November 2003, his fixed base package is HK$4.1 million as from December 2003. The portion of his total remuneration which is performance-based has also been increased following the review. The stated bonus figure includes bonus paid for 2003, and 2004 target bonus figure pending finalisation by Emoluments Review Committee after year-end 2004.

(b) Year 2003: The Managing Director did not take up housing benefits to which he was entitled for a substantial part of 2003.

Year 2004: Following a review of his compensation in November 2003, his fixed base package is HK$3.5 million as from December 2003. The portion of his total remuneration which is performance-based has also been increased following the review. The stated bonus figure includes bonus paid for 2003, and 2004 target bonus figure pending finalisation by Emoluments Review Committee after year-end 2004.

7. EMPLOYEE COSTS

The five highest paid individuals included four (2003: four) directors, details of whose remuneration are set out in note 6. The remuneration of the remaining individual (2003: one individual) is detailed as follows:

	2004 HK$'000	2003 HK$'000
Basic salaries, housing, other allowances and benefits in kind	**2,000**	2,296
Bonus	**500**	92
Retirement benefits scheme contributions	**10**	12
Incentive payment on joining	**488**	—
	2,998	2,400

8. FINANCE COSTS

	2004 HK$'000	2003 HK$'000
Interest on		
- bank loans, overdraft and other loans:		
wholly repayable within five years	**22,409**	49,304
not repayable within five years	**13,530**	20,001
- floating rate notes	**7,527**	10,059
- fixed rate notes	**108,263**	109,200
	151,729	188,564
Net interest paid (received) from financial instruments:		
- due within five years	**38,699**	710
- due after five years	**(45,387)**	(32,926)
	(6,688)	(32,216)
Amortisation of fixed rate and floating rate notes issue expenses	**1,965**	2,030
Bank charges	**11,312**	6,884
Medium Term Note Programme expenses	**976**	897
Hedging expenses	**2,356**	2,131
	161,650	168,290

9. TAXATION

	2004 HK$'000	2003 HK$'000 (restated)
Hong Kong Profits Tax for the year	**49,737**	51,532
Underprovision in prior years	**66**	158
Provision arising from prior years additional assessments	**55,000**	48,000
	104,803	99,690
Deferred tax *(note 30)*:		
- current year	**35,473**	55,408
- attributable to change in tax rate	**—**	10,126
Taxation attributable to the Company and its subsidiaries	**140,276**	165,224
Share of deferred tax attributable to an associate	**19,495**	8,310
	159,771	173,534

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the year.

9. TAXATION *continued*

The charge for the year can be reconciled to the profit per the income statement as follows:

	2004 HK$'000	2003 HK$'000 (restated)
Profit before taxation	**803,090**	735,400
Tax at the domestic income tax rate of 17.5%	**140,541**	128,695
Tax effect of expenses that are not deductible in determining taxable profit	**1,866**	871
Tax effect of utilisation of tax losses not previously recognised	**(23,214)**	(10,222)
Tax effect of income that are not assessable in determining taxable profit	**(20,050)**	(12,644)
Tax effect of tax loss not provided	**322**	331
Tax effect of share of results of associates	**9,349**	5,119
Tax effect of initial recognition exception	**(4,186)**	3,093
Underprovision in prior years	**66**	158
Provision arising from prior years additional assessments	**55,000**	48,000
Increase in opening deferred tax balances resulting from an increase in the tax rate in Hong Kong	**–**	10,126
Others	**77**	7
Tax expense for the year	**159,771**	173,534

In addition to the amount charged to the income statement, deferred tax relating to the revaluation of the Group's properties has been charged directly to equity (see note 30).

The Company received notices of additional assessment from the Hong Kong Inland Revenue Department ("IRD") disallowing the deduction claim for interest expenses in prior years. Management has reviewed the basis on which the interest expenses were disallowed, and an additional tax provision of HK$55 million was made accordingly during the year.

At the date of issue of the accounts, certain subsidiaries of the Group have disputes with IRD regarding additional tax assessments disallowing certain expense deductions claimed in the tax returns for years of assessment 1995/1996 to 1999/2000 (total tax claimed by IRD: HK$193 million). Having taken separate legal advice from two leading counsels, the Directors are of the view that there were ample grounds to contest the assessments and such Group subsidiaries are pursuing objection against the additional assessments vigorously. Accordingly, no further provision was made during the year under review.

10. DIVIDENDS

	2004 HK$'000	2003 HK$'000
Ordinary shares:		
Interim dividend, paid – HK10 cents per share (2003: HK10 cents)	**104,793**	104,044
Final dividend, proposed – HK30 cents per share (2003: HK26.5 cents)	**314,989**	276,547
Additional prior year's dividend paid on exercise of share options subsequent to 31 December 2003	**80**	–
	419,862	380,591

10. DIVIDENDS *continued*

The 2004 final dividend of HK30 cents (2003: HK26.5 cents) per share has been proposed by the Directors and is subject to approval by the shareholders in general meeting. The proposed final dividend for 2004 will be payable in cash with a scrip dividend alternative.

During the year, scrip dividend alternatives were offered to shareholders in respect of the 2003 final and 2004 interim dividends. These alternatives were accepted by the shareholders as follows:

	2004 Interim HK$'000	2003 Final HK$'000
Dividends:		
Cash	**89,055**	228,283
Share alternative	**15,738**	48,343
	104,793	276,626

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2004 HK$'000	2003 HK$'000 (restated)
Earnings for the purposes of basic and diluted earnings per share (net profit for the year)	**609,280**	535,792
	'000	'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,046,427**	1,038,528
Effect of dilutive potential ordinary shares:		
Share options	**503**	40
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,046,930**	1,038,568

The adjustment to comparative basic and diluted earnings per share, arising from the prior year adjustment as set out in note 2 is as follows:

	HK$'000	Basic and diluted HK cents
Reconciliation of 2003 earnings per share:		
Reported figures before adjustments	545,406	52.52
Adjustments arising from prior year adjustment	(9,614)	(0.93)
Restated	535,792	51.59

12. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings in Hong Kong under long lease HK$'000	Furniture, fixtures and equipment HK$'000	Computers HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP					
COST OR VALUATION					
At 1 January 2004	44,500	43,696	15,056	1,131	104,383
Additions	–	1,212	2,351	–	3,563
Disposals	–	(11)	(45)	–	(56)
Surplus on revaluation	12,000	–	–	–	12,000
At 31 December 2004	**56,500**	**44,897**	**17,362**	**1,131**	**119,890**
Comprising:					
At cost	–	44,897	17,362	1,131	63,390
At valuation 2004	56,500	–	–	–	56,500
	56,500	44,897	17,362	1,131	119,890
ACCUMULATED DEPRECIATION					
At 1 January 2004	–	39,141	6,394	1,131	46,666
Provided for the year	677	1,613	2,652	–	4,942
Eliminated on disposals	–	(7)	(9)	–	(16)
Adjustment on revaluation	(677)	–	–	–	(677)
At 31 December 2004	**–**	**40,747**	**9,037**	**1,131**	**50,915**
NET BOOK VALUES					
At 31 December 2004	**56,500**	**4,150**	**8,325**	**–**	**68,975**
At 31 December 2003	44,500	4,555	8,662	–	57,717
THE COMPANY					
COST					
At 1 January 2004		20,911	14,423	1,131	36,465
Additions		48	2,295	–	2,343
Disposals		(1)	(31)	–	(32)
At 31 December 2004		**20,958**	**16,687**	**1,131**	**38,776**
ACCUMULATED DEPRECIATION					
At 1 January 2004		19,371	6,202	1,131	26,704
Provided for the year		533	2,521	–	3,054
Eliminated on disposals		(1)	(6)	–	(7)
At 31 December 2004		**19,903**	**8,717**	**1,131**	**29,751**
NET BOOK VALUES					
At 31 December 2004		**1,055**	**7,970**	**–**	**9,025**
At 31 December 2003		1,540	8,221	–	9,761

The leasehold land and buildings of the Group were revalued at 31 December 2004 by Knight Frank Hong Kong Limited, an independent professional valuer, on an open market value basis. The surplus arising on revaluation has been credited to asset revaluation reserve.

If leasehold land and buildings of the Group had not been revalued, they would have been included in these financial statements at cost less accumulated depreciation at HK$32,510,962 (2003: HK$33,035,506).

Furniture, fixtures and equipment of the Group and the Company include assets carried at cost of HK$25,268,741 (2003: HK$24,064,907) and HK$1,305,266 (2003: HK$1,297,354) respectively and accumulated depreciation of HK$21,610,451 (2003: HK$20,340,314) and HK$1,051,520 (2003: HK$948,631) respectively in respect of assets held for use under operating leases. Depreciation charges in respect of those assets for the year amounted to HK$1,280,875 (2003: HK$1,067,160) and HK$103,174 (2003: HK$103,446) respectively.

13. INVESTMENT PROPERTIES

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**24,366,780**	24,841,010	**3,030,000**	3,295,000
Additions	**104,527**	417,852	**13,384**	3,054
Adjustment resulted from cost variation	**(941)**	(378)	**—**	—
Surplus (deficit) on revaluation	**3,676,824**	(891,704)	**466,616**	(268,054)
At 31 December	**28,147,190**	24,366,780	**3,510,000**	3,030,000

The value of investment properties comprises:

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land in Hong Kong:				
- Medium term lease	**4,850,000**	4,400,000	**—**	—
- Long lease	**23,297,190**	19,966,780	**3,510,000**	3,030,000
	28,147,190	24,366,780	**3,510,000**	3,030,000

The investment properties of the Group and the Company were revalued at 31 December 2004 by Knight Frank Hong Kong Limited, an independent professional valuer, on an open market value basis. The surplus arising on revaluation has been credited to investment property revaluation reserve.

All of the investment properties of the Group and the Company are held for rental under operating leases.

14. INVESTMENTS IN SUBSIDIARIES

	THE COMPANY	
	2004	2003
	HK$'000	HK$'000
Unlisted shares, at cost	**5**	5
Amounts due therefrom	**9,645,437**	11,752,758
	9,645,442	11,752,763
Less: Allowances on amounts due therefrom	**(404,000)**	(404,000)
	9,241,442	11,348,763

The Directors consider that the unlisted investments are worth at least their cost.

Details of the principal subsidiaries held by the Company at 31 December 2004 are set out in note 41.

15. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	HK$'000 (restated)	**HK$'000**	HK$'000
Unlisted shares, at cost	**–**	–	**3**	3
Share of net assets	**100,770**	10,868	**–**	–
Negative goodwill of associates	**(47,653)**	(49,777)	**–**	–
	53,117	(38,909)	**3**	3
Amounts due therefrom	**817,400**	909,947	**–**	–
	870,517	871,038	**3**	3
Less: Impairment loss	**(15,031)**	(21,362)	**–**	–
	855,486	849,676	**3**	3

The aggregate attributable share of results of the associates is based on the unaudited management accounts for the year ended 31 December 2004.

The Group's share of post-acquisition losses of an associate exceeds the carrying amount of its equity investment in that associate, since the Group has obligation to meet its funding requirements.

Details of the Group's associates at 31 December 2004 are as follows:

Name of associate	Form of business structure	Place of incorporation/ registration and operation	Class of share held/ registered capital	Percentage of issued capital/ registered capital held	Principal activity
Parallel Asia Engineering Company Limited	Private limited company	Hong Kong	Share	25	Investment holding
Wingrove Investment Pte Ltd.	Private company limited by shares	Singapore	Share	25*	Property development and leasing
Country Link Enterprises Limited ("Country Link")	Private limited company	Hong Kong	Share	26.3*	Investment holding
Shanghai Kong Hui Property Development Co., Ltd.	Sino-Foreign equity joint venture	The People's Republic of China	US$165,000,000#	23.7*#	Property development and leasing

* *Indirectly held*
\# *Registered capital*

The negative goodwill of associate arose on the acquisition of Country Link. The gross negative goodwill of HK$51,901,736 (restated as set out in note 2) had been released to income to the extent of HK$2,124,440 at 1 January 2004. In the current year, an amount of HK$2,124,440 (2003: HK$2,124,440) was released to the consolidated income statement.

Negative goodwill is released to income on a straight line basis of 20 years, represents the remaining average useful life of the assets acquired.

16. INVESTMENTS IN SECURITIES

THE GROUP

	Other securities	
	2004	2003
	HK$'000	HK$'000
Equity securities:		
Listed in Hong Kong	**914,822**	873,547
Other investments:		
Club debentures	**2,831**	2,831
Less: Impairment loss	**(800)**	(800)
	2,031	2,031
Unlisted shares	**131,855**	136,855
Amounts due therefrom	**29,642**	56,788
	161,497	193,643
Less: Impairment loss *(Note)*	**(60,333)**	(128,333)
	101,164	65,310
	103,195	67,341
	1,018,017	940,888
Market value of securities listed in Hong Kong	**914,822**	873,547
Carrying amount analysed for reporting purposes as:		
Non-current	**1,018,017**	940,888

THE COMPANY

	Other securities	
	2004	2003
	HK$'000	HK$'000
Other investments:		
Club debentures	**2,831**	2,831
Less: Impairment loss	**(800)**	(800)
	2,031	2,031
Carrying amount analysed for reporting purpose as:		
Non-current	**2,031**	2,031

Note: The Directors reviewed the carrying amount of investment in the equity interests of unlisted investees whose business activity is property development at 31 December 2004. In the light of the improved property market during 2004, the Directors considered impairment loss of HK$63,000,000 (2003: nil) should be reversed.

17. NEGATIVE GOODWILL

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Carrying amount at 1 January	**1,016**	1,076
Released to income during the year	**(60)**	(60)
Carrying amount at 31 December	**956**	1,016

The negative goodwill which arose on the Group's acquisition of additional interest in a subsidiary is released to income on a straight line basis over a period of 20 years.

18. STAFF HOUSING LOANS, SECURED

	THE GROUP AND THE COMPANY	
	2004	2003
	HK$'000	HK$'000
Staff housing loans, secured	**2,492**	15,375
Less: Amounts due within one year shown under current assets	**(245)**	(3,188)
	2,247	12,187

The secured advances arise in connection with an established Staff Housing Loan scheme granted to the employees who meet the qualifying criteria. The advances bear a fixed interest rate of 4% (2003: 4%) per annum.

19. OTHER RECEIVABLE, PREPAYMENTS AND DEPOSITS

At 31 December 2003, other receivable of HK$6,100,223 and HK$281,483 of the Group and the Company, respectively representing the long-term portion of unamortised incentives granted to tenants, were reclassified from current assets to non-current assets.

20. ACCOUNTS RECEIVABLE

Accounts receivable are mainly in respect of rents which are normally payable in advance. Rents in arrears of the Group as at 31 December 2004 and 2003 were aged less than 90 days.

21. CREDITORS AND ACCRUALS

All of the trade payables of the Group as at 31 December 2004 and 2003 were aged less than 90 days.

22. RENTAL DEPOSITS FROM TENANTS

At 31 December 2003, the long term portion of rental deposits received from tenants of HK$138,319,201 and HK$18,265,804 of the Group and the Company respectively, were reclassified from current liabilities to non-current liabilities.

23. DEFERRED INCOME

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Deferred income	**4,855**	5,541
Less: Amount due within one year shown under current liabilities	**(685)**	(686)
	4,170	4,855

In connection with the US$200 million 10-year inaugural notes, the Group has entered into derivative transactions to lock in the 10-year US Treasury rate so as to manage its interest rate exposures. The gain on the transactions is deferred and recognised on a straight line basis over the term of the 10-year notes, with final maturity in February 2012.

24. AMOUNTS DUE TO SUBSIDIARIES

The advances are unsecured and are not repayable within one year.

25. ADVANCES FROM INVESTEES

The advances are unsecured, interest free and are not repayable within one year.

26. AMOUNTS DUE TO MINORITY SHAREHOLDERS

The amounts are unsecured, interest free and are not repayable within one year.

27. LONG TERM BANK LOANS

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank loans, unsecured	**3,502,100**	3,962,423	**–**	1,225,523
The bank loans are repayable as follows:				
Within one year	**–**	78,000	**–**	4,000
More than one year, but not exceeding two years	**–**	668,300	**–**	668,300
More than two years, but not exceeding five years	**1,479,300**	1,626,423	**–**	553,223
More than five years	**2,022,800**	1,589,700	**–**	–
	3,502,100	3,962,423	**–**	1,225,523
Less: Amounts due within one year shown under current liabilities	**–**	(78,000)	**–**	(4,000)
	3,502,100	3,884,423	**–**	1,221,523

28. FLOATING RATE NOTES

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Floating rate notes	**550,000**	400,000
Less: Unamortised notes issue expenses	**(2,261)**	(868)
	547,739	399,132
Less: Amount due within one year shown under current liabilities	**–**	(399,132)
	547,739	–

Hysan (MTN) Limited, a wholly-owned subsidiary of the Company, issued HK$550 million five-year floating rate notes during the year. The notes are guaranteed as to principal and interest by the Company, bear interest ranged from 0.3% to 0.38% over the 3-month HIBOR and are repayable in full in 2009.

HD Finance (BVI) Limited, a wholly-owned subsidiary of the Company, issued HK$400 million five-year floating rate notes on 3 November 1999. The notes were guaranteed as to principal and interest by the Company, bore interest at the rate of 1.25% over the 3-month HIBOR and were repaid in full in November 2004.

29. FIXED RATE NOTES

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Fixed rate notes	**1,559,977**	1,559,977
Less: Unamortised notes issue expenses	**(6,998)**	(7,986)
	1,552,979	1,551,991

Hysan (MTN) Limited, a wholly-owned subsidiary of the Company, issued US$200 million 10-year fixed rate notes in February 2002. The notes are guaranteed as to principal and interest by the Company, bear interest at the rate of 7% per annum and are repayable in full in February 2012.

30. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised by the Group and Company and movements thereon during the year.

	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Deferred payments HK$'000	Retirement benefits scheme contributions HK$'000	Tax losses HK$'000	Total HK$'000
THE GROUP						
At 1 January 2003	116,216	5,605	305	(67)	(8,440)	113,619
Charge (credit) to income for the year	57,056	–	(182)	63	(1,529)	55,408
Charge to equity for the year	–	722	–	–	–	722
Effect of change in tax rate						
- charge (credit) to income for the year	10,895	–	29	(6)	(792)	10,126
- charge to equity for the year	–	525	–	–	–	525
At 1 January 2004	184,167	6,852	152	(10)	(10,761)	180,400
Charge (credit) to income for the year	39,899	–	(152)	9	(4,283)	35,473
Charge to equity for the year	–	2,218	–	–	–	2,218
At 31 December 2004	**224,066**	**9,070**	**–**	**(1)**	**(15,044)**	**218,091**

	Accelerated tax depreciation HK$'000	Retirement benefits scheme contributions HK$'000	Total HK$'000
THE COMPANY			
At 1 January 2003	6,354	(39)	6,315
Charge to income for the year	632	40	672
Effect of change in tax rate			
- charge (credit) to income for the year	596	(4)	592
At 1 January 2004	7,582	(3)	7,579
Charge to income for the year	1,487	3	1,490
At 31 December 2004	**9,069**	**–**	**9,069**

At 31 December 2004, the Group has unused tax losses of HK$1,144 million (2003: HK$1,170 million) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$86 million (2003: HK$61 million) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,058 million (2003: HK$1,109 million) due to the unpredictability of future profit streams. These tax losses may be carried forward indefinitely.

The Company does not have any unused tax loss as at balance sheet date.

31. SHARE CAPITAL

	Number of shares		Share capital	
	2004	2003	**2004**	2003
	'000	'000	**HK$'000**	HK$'000
THE COMPANY				
Ordinary shares of HK$5 each				
Authorised:				
At 1 January and 31 December	**1,450,000**	1,450,000	**7,250,000**	7,250,000
Issued and fully paid:				
At 1 January	**1,043,572**	1,034,617	**5,217,857**	5,173,084
Issue of shares pursuant to scrip dividend scheme	**5,192**	8,955	**25,961**	44,773
Exercise of share options	**1,200**	—	**6,000**	—
At 31 December	**1,049,964**	1,043,572	**5,249,818**	5,217,857

On 11 June 2004 and 11 October 2004 respectively, the Company issued and allotted a total of 4,059,085 shares and 1,133,041 shares of HK$5 each in the Company at HK$11.91 and HK$13.89 to the shareholders who elected to receive shares in the Company in lieu of cash for the 2003 final and 2004 interim dividends pursuant to the scrip dividend scheme announced by the Company on 11 May 2004 and 8 September 2004.

During the year, options to subscribe for a total of 1,200,000 shares were exercised at the exercise prices of HK$7.54 and HK$13.46 per share. Details of options outstanding and movements during the year are set out in note 34.

These shares rank pari passu in all respects with other shares in issue.

None of the Company's subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

32. ACCUMULATED PROFITS

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	HK$'000 (restated)	**HK$'000**	HK$'000
At 1 January	**3,795,499**	3,640,298	**3,533,725**	3,736,483
Net profit for the year	**609,280**	535,792	**182,728**	177,833
Profit available for distribution	**4,404,779**	4,176,090	**3,716,453**	3,914,316
Dividends	**(419,862)**	(380,591)	**(419,862)**	(380,591)
At 31 December	**3,984,917**	3,795,499	**3,296,591**	3,533,725

The accumulated profits of the Group include accumulated losses of HK$39,583,731 (2003 (restated): HK$78,065,324) attributable to associates of the Group.

The distributable reserves of the Company as at 31 December 2004 amounted to HK$3,396,591,247 (2003: HK$3,633,725,475), being its accumulated profits and general reserve at that date.

33. OTHER RESERVES

	Share premium account HK$'000	Investment property revaluation reserve HK$'000 (restated)	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Capital reserve HK$'000	Translation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Dividend reserve HK$'000	Total HK$'000 (restated)
THE GROUP										
At 1 January 2003	1,313,543	7,490,608	319,102	6,613	502,235	–	154,995	100,000	274,174	10,161,270
Premium on issue of shares pursuant to scrip dividend scheme	20,305	–	–	–	–	–	–	–	–	20,305
Share issue expenses	(20)	–	–	–	–	–	–	–	–	(20)
Unrealised gain on investments in other securities	–	–	206,455	–	–	–	–	–	–	206,455
Deficit on revaluation of investment properties	–	(891,704)	–	–	–	–	–	–	–	(891,704)
Surplus on revaluation of land and buildings	–	–	–	4,124	–	–	–	–	–	4,124
Deficit on revaluation of investment properties shared by minority shareholders	–	114,462	–	–	–	–	–	–	–	114,462
Realisation on disposal of investment in other securities	–	–	(37,944)	–	–	–	–	–	–	(37,944)
Share of reserve of an associate	–	27,987	–	–	–	12	–	–	–	27,999
Deferred taxation liabilities arising on revaluation	–	–	–	(722)	–	–	–	–	–	(722)
Effect of change in tax rate on deferred taxation liabilities arising on revaluation of properties and charged to reserves	–	(407)	–	(118)	–	–	–	–	–	(525)
Final dividend for 2002 declared	–	–	–	–	–	–	–	–	(274,174)	(274,174)
Amount set aside for 2003 dividend	–	–	–	–	–	–	–	–	380,591	380,591
Interim dividend for 2003 declared	–	–	–	–	–	–	–	–	(104,044)	(104,044)
Exchange differences on translation of an overseas associate	–	–	–	–	–	(3,020)	–	–	–	(3,020)
At 1 January 2004	1,333,828	6,740,946	487,613	9,897	502,235	(3,008)	154,995	100,000	276,547	9,603,053
Premium on issue of shares pursuant to scrip dividend scheme	38,121	–	–	–	–	–	–	–	–	38,121
Premium on issue of shares on exercise of share options	8,376	–	–	–	–	–	–	–	–	8,376
Share issue expenses	(47)	–	–	–	–	–	–	–	–	(47)
Unrealised gain on investments in other securities	–	–	65,125	–	–	–	–	–	–	65,125
Surplus on revaluation of investment properties	–	3,676,824	–	–	–	–	–	–	–	3,676,824
Surplus on revaluation of land and buildings	–	–	–	12,677	–	–	–	–	–	12,677
Surplus on revaluation of investment properties shared by minority shareholders	–	(223,499)	–	–	–	–	–	–	–	(223,499)
Realisation on disposal of investment in other securities	–	–	(11,957)	–	–	–	–	–	–	(11,957)
Share of reserve of an associate	–	57,354	–	–	–	–	–	–	–	57,354
Deferred taxation liabilities arising on revaluation	–	–	–	(2,218)	–	–	–	–	–	(2,218)
Final dividend for 2003 declared	–	–	–	–	–	–	–	–	(276,547)	(276,547)
Amount set aside for 2004 dividend	–	–	–	–	–	–	–	–	419,782	419,782
Interim dividend for 2004 declared	–	–	–	–	–	–	–	–	(104,793)	(104,793)
Exchange differences on translation of an overseas associate	–	–	–	–	–	(4,371)	–	–	–	(4,371)
At 31 December 2004	**1,380,278**	**10,251,625**	**540,781**	**20,356**	**502,235**	**(7,379)**	**154,995**	**100,000**	**314,989**	**13,257,880**

33. OTHER RESERVES *continued*

	Share premium account HK$'000	Investment property revaluation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Dividend reserve HK$'000	Total HK$'000
THE COMPANY						
At 1 January 2003	1,313,543	1,991,631	154,995	100,000	274,174	3,834,343
Premium on issue of shares pursuant to scrip dividend scheme	20,305	–	–	–	–	20,305
Share issue expenses	(20)	–	–	–	–	(20)
Deficit on revaluation of investment properties	–	(268,054)	–	–	–	(268,054)
Final dividend for 2002 declared	–	–	–	–	(274,174)	(274,174)
Amount set aside for 2003 dividend	–	–	–	–	380,591	380,591
Interim dividend for 2003 declared	–	–	–	–	(104,044)	(104,044)
At 1 January 2004	1,333,828	1,723,577	154,995	100,000	276,547	3,588,947
Premium on issue of shares pursuant to scrip dividend scheme	38,121	–	–	–	–	38,121
Premium on issue of shares on exercise of share options	8,376	–	–	–	–	8,376
Share issue expenses	(47)	–	–	–	–	(47)
Surplus on revaluation of investment properties	–	466,616	–	–	–	466,616
Final dividend for 2003 declared	–	–	–	–	(276,547)	(276,547)
Amount set aside for 2004 dividend	–	–	–	–	419,782	419,782
Interim dividend for 2004 declared	–	–	–	–	(104,793)	(104,793)
At 31 December 2004	**1,380,278**	**2,190,193**	**154,995**	**100,000**	**314,989**	**4,140,455**

(a) General reserve

General reserve was set up from the transfer of accumulated profits.

(b) Capital reserve

Capital reserve comprises negative goodwill of HK$516,142,884 (2003: HK$516,142,884) arising from acquisition of subsidiaries prior to 1 January 2001 and capitalisation issue of a subsidiary.

34. EXECUTIVE SHARE OPTION SCHEME

The Company operates an Executive Share Option Scheme (the "Scheme") under which options may be granted to employees of the Company or any of its wholly-owned subsidiaries to subscribe for ordinary shares of the Company, thereby strengthening the links between individual staff and shareholder interests. Approved by shareholders on 28 April 1995, the Scheme has a term of 10 years and will expire on 28 April 2005. The maximum number of shares in respect of which options may be granted under the Scheme (together with shares issued and issuable under the Scheme) is 3% of the issued share capital of the Company (excluding shares issued pursuant to the Scheme) from time to time. The maximum entitlement of each participant under the Scheme is 25% of the maximum number of shares in respect of which options may at any time be granted under the Scheme. The exercise price was fixed at 80% of the average of the closing prices of the shares on The Stock Exchange of Hong Kong Limited for the 20 trading days immediately preceding the date of grant. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

As at 31 December 2004, an executive Director of the Company remained as the Scheme participant with shares issuable under options granted representing less than 0.2% (2003: 0.4%) of the issued share capital of the Company. Details of options outstanding and movements during the year are as follows:

	Balance as at 1.1.2003 and		Changes during the year						
						Balance as at		Exercise	
Name	1.1.2004	Date of grant	Cancelled/ lapsed	Granted	Exercised	31.12.2003	31.12.2004	price HK$	Exercisable period
Peter Ting Chang Lee	1,350,000	7.1.1999	Nil	Nil	Nil	1,350,000	1,350,000	9.22	7.1.2001-6.1.2009
Pauline Wah Ling Yu Wong	900,000	3.5.1995	Nil	Nil	900,000	900,000	Nil	13.46	3.5.1997-2.5.2005

In addition to the above, during the year, options to subscribe for 300,000 shares at an exercise price of HK$7.54 per share were exercised (closing market price per share immediately before the date of exercise: HK$15) by a grantee, whose remaining options for 900,000 shares of the Company lapsed upon his resignation. There was no movement with respect to share options granted to that grantee in 2003.

All options referred to above are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

The Directors will recommend the adoption of a new share option scheme in line with the Listing Rules requirements by shareholders at the forthcoming Annual General Meeting to be held on 10 May 2005.

35. RETIREMENT BENEFITS PLANS

With effect from 1 December 2000, the Group set up an enhanced MPF scheme (the "Enhanced MPF Scheme"), a defined contribution scheme, for all qualifying employees. The Enhanced MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under Section 124(1) of the Mandatory Provident Fund Schemes (General) Regulation.

Pursuant to the rules of the Enhanced MPF Scheme, the Group's contributions to the plan are based on fixed percentages of members' salaries, ranging from 5% of MPF Relevant Income to 15% of basic salary. Members' mandatory contributions are fixed at 5% of MPF Relevant Income, in compliance with MPF legislation.

Total contributions made by the Group during the year amounted to HK$5,067,976 (2003: HK$5,006,517). Forfeited contributions for the year amounted to HK$6,605,786 (2003: HK$1,067,210) were refunded to the Group.

36. CONTINGENT LIABILITIES

As at 31 December 2004, there were contingent liabilities in respect of the following:

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	Million	Million	**Million**	Million
Corporate guarantee to a third party in respect of the sale of the interest in an associate	**HK$3.6**	HK$3.6	**HK$3.6**	HK$3.6
Corporate guarantee to subsidiaries				
- for issue of floating rate notes	**–**	–	**HK$550.0**	HK$400.0
- for issue of fixed rate notes	**–**	–	**US$200.0**	US$200.0
Undertaking given to a bank in proportion to shareholding regarding facilities granted to a joint venture property project of an associate	**S$18.6**	S$18.6	**–**	–
Guarantees to banks to provide financing facilities to				
- An associate	**S$12.0**	S$12.0	**S$12.0**	S$12.0
- A property development project	**–**	S$22.0	**–**	S$22.0
- Subsidiaries	**–**	–	**HK$6,229.0**	HK$3,930.0

As at balance sheet date, the Group had given guarantees to banks and financial institutions for entering of derivatives transactions under the International Swap Dealers Association, Inc. ("ISDA") agreement. The notional amounts of the forward rate agreements, interest rate swaps and currency swaps are disclosed in note 39.

37. CAPITAL COMMITMENTS

As at 31 December 2004, the Group and the Company had capital commitments in respect of the following:

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	Million	Million	**Million**	Million
Investment properties:				
Contracted but not provided for	**HK$8.4**	HK$37.6	**HK$0.2**	HK$5.6

38. LEASE COMMITMENTS

The Group and the Company as lessee

As at 31 December 2004, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**–**	–	**6,949**	8,072
In the second to fifth year inclusive	**–**	–	**3,199**	10,451
	–	–	**10,148**	18,523

Operating lease payments represent rentals payable by the Company to its subsidiaries for its staff quarters and office premises which are negotiated and fixed for an average of two years and three years respectively.

The Group and the Company as lessor

As at 31 December 2004, the Group and the Company had contracted with tenants for the following future minimum lease payments:

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**777,801**	798,758	**95,094**	119,148
In the second to fifth year inclusive	**945,539**	1,146,345	**75,148**	151,638
After five years	**103,095**	136,143	**4,704**	5,948
	1,826,435	2,081,246	**174,946**	276,734

Operating lease payments represent rentals receivable by the Group from its investment properties. Leases are negotiated and rentals are fixed for an average of one to three years.

39. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Details of the Group's outstanding derivative instruments at balance sheet date are as follows:

	Notional Principal Amount	
	2004	2003
	HK$'000	HK$'000
Forward rate agreement — less than one year	**–**	786,996
Foreign exchange forward contracts		
- less than one year	**150,707**	205,558
- one to five years	**137,058**	–
Interest rate swaps		
- less than one year	**350,000**	–
- one to five years	**2,518,983**	1,598,983
Currency swaps — after five years	**1,559,977**	1,559,977
	4,716,725	4,151,514

The Group has used off balance sheet derivative instruments to manage the interest rate and foreign exchange exposures. These instruments, such as interest rate swaps and currency swaps, are employed solely for hedging purpose and no speculative positions have been taken. The Group has also followed the established policy on monitoring and managing the counterparty risk by restricting the derivative transactions to financial institutions with strong investment-grade ratings and limiting the exposures to each counterparty at prudent levels.

40. RELATED PARTY TRANSACTIONS

During the year, the Group has the following transactions with related parties:

	Notes	Substantial shareholder		Directors	
		2004	2003	**2004**	2003
		HK$'000	HK$'000	**HK$'000**	HK$'000
Repairs and maintenance expenses paid to		**–**	–	**34**	19,969
Gross rental income from	(a)	**4,495**	5,063	**17,458**	31,468
Construction cost paid during the year for investment properties	(b)	**–**	–	**15,783**	82,934

As at 31 December 2004, the Group has the following balances with related parties:

	Notes	Substantial shareholder		Directors	
		2004	2003	**2004**	2003
		HK$'000	HK$'000	**HK$'000**	HK$'000
Included in creditors and accruals were repairs and maintenance expenses payable to		**–**	–	**–**	2,248
Construction cost payable to	(b)	**–**	–	**2,624**	5,248
Amount due to a minority shareholder	(c)	**–**	–	**94,443**	92,843

Notes:

(a) The Group has, in the ordinary course of its business, entered into lease agreements with related parties to lease premises for varying periods. The leases were entered into in the normal course of business and the rentals were determined with reference to market rates.

(b) Dr. Geoffrey M.T. Yeh (and his alternate, V-nee Yeh) are substantial shareholders and V-nee Yeh is also Chairman of Hsin Chong Construction Group Ltd. whose wholly-owned subsidiary, Hsin Chong Construction (Asia) Limited ("Hsin Chong Asia"), entered into a main contract with a subsidiary of the Company relating to the renovation project of Lee Gardens Two. Such transaction was entered into on normal commercial terms and on arm's length basis.

The sum represented the sum paid to, or as the case may be, outstanding balances due under the main contract with Hsin Chong Asia. To the best of the Company's knowledge having made due enquiries, substantially the whole of such contracts were sub-contracted by Hsin Chong Asia to other sub-contractors. The contract sum is not the indicative of the amount actually derived by Hsin Chong Asia under the relevant contract, which amount is substantially less than the relevant contract sum.

(c) The sum represents outstanding loan advanced by Jebsen and Company Limited to a non wholly-owned subsidiary of the Group, Barrowgate Limited, in proportion to its shareholding for general funding purpose. The amount is unsecured, interest free and is not repayable within one year. Hans Michael Jebsen is a director and shareholder of Jebsen and Company Limited.

41. PRINCIPAL SUBSIDIARIES

Name of subsidiary	Place of incorporation/ operation	Issued share capital	Proportion of nominal value of issued share capital held by the Company indirectly	directly	Principal activities
Admore Investments Limited	Hong Kong	HK$2	–	100%	Investment holding
Golden Capital Investment Limited	Hong Kong	HK$2	–	100%	Investment holding
HD Finance (BVI) Limited	British Virgin Islands	HK$1	–	100%	Treasury operation
HD Treasury Limited	Hong Kong	HK$2	–	100%	Treasury operation
HD Treasury Management Limited	Hong Kong	HK$2	–	100%	Treasury operation
Hysan China Holdings Limited	British Virgin Islands	HK$1	–	100%	Investment holding
Hysan Leasing Company Limited	Hong Kong	HK$2	–	100%	Leasing administration
Hysan Treasury Limited	Hong Kong	HK$2	–	100%	Treasury operation
Hysan (MTN) Limited	British Virgin Islands/Hong Kong	US$1	–	100%	Treasury operation
Hysan Property Management Limited	Hong Kong	HK$2	–	100%	Property management
Kwong Hup Holding Limited	British Virgin Islands	HK$1	–	100%	Investment holding
Kwong Wan Realty Limited	Hong Kong	HK$1,000	–	100%	Property investment
Minsal Limited	Hong Kong	HK$2	–	100%	Property investment
Mondsee Limited	Hong Kong	HK$2	–	100%	Property investment
Stangard Limited	Hong Kong	HK$300,000	–	100%	Provision of security services
Teamfine Enterprises Limited	Hong Kong	HK$2	–	100%	Investment holding
Tohon Development Limited	Hong Kong	HK$2	–	100%	Property investment
Bamboo Grove Recreational Services Limited	Hong Kong	HK$2	100%	–	Resident club management
HD Investment Limited	British Virgin Islands	HK$1	100%	–	Investment holding
Jarrow Properties Limited	British Virgin Islands	HK$1	100%	–	Investment holding
Kochi Investments Limited	British Virgin Islands	HK$1	100%	–	Capital market investment

41. PRINCIPAL SUBSIDIARIES *continued*

Name of subsidiary	Place of incorporation/ operation	Issued share capital	Proportion of nominal value of issued share capital held by the Company indirectly	directly	Principal activities
Lee Theatre Realty Limited	Hong Kong	HK$10	100%	—	Property investment
Leighton Property Company Limited	Hong Kong	HK$2	100%	—	Property investment
Main Rise Development Limited	Hong Kong	HK$2	100%	—	Investment holding
OHA Property Company Limited	Hong Kong	HK$2	100%	—	Property investment
Perfect Win Properties Limited	Hong Kong	HK$2	100%	—	Property investment
Silver Nicety Company Limited	Hong Kong	HK$20	100%	—	Property investment
South Eagle Investments Limited	British Virgin Islands/Hong Kong	US$1	100%	—	Property investment
Barrowgate Limited	Hong Kong	HK$10,000	65.36%	—	Property investment

The Directors are of the opinion that a complete list of all subsidiaries and their particulars will be of excessive length and therefore the above table contains only those subsidiaries which materially affected the results or assets of the Group. Other than floating rate notes and fixed rate notes issued by Hysan (MTN) Limited as disclosed in notes 28 and 29, none of the subsidiaries had issued any debt securities at the year end.

42. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the HKICPA issued a number of new or revised Hong Kong Accounting Standards ("HKASs") and Hong Kong Financial Reporting Standards ("HKFRSs") (herein collectively referred to as the "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004.

The Group has already commenced an assessment of the impact of these new HKFRSs and has so far concluded that adoption of the following new accounting standards may have an impact on the presentation of financial information of the Group:

- HKAS 40 on Investment Property;
- HKAS 32 on Financial Instruments: Disclosures and Presentation;
- HKAS 39 on Financial Instruments: Recognition and Measurement; and
- HKFRS 3 on Business Combinations.

An important underlying concept of these standards is greater use of fair values in measuring transactions. Fair value adjustments are charged to the income statement or to equity as required under the standards.

42. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS *continued*

HKAS 40

HKAS 40 supersedes SSAP 13 "Investment properties" and set out the accounting treatment for investment property and related disclosure. An entity is permitted to choose either the cost model or the fair value model to account for its investment properties subject to certain criteria where fair value model should be used. Specific transitional provisions are provided in the standard.

Upon the Group adopting the fair value model, all revaluation surplus and deficit will be recognised in the income statement. The precise financial impact will depend on the property market condition at reporting dates.

HKAS 32 and 39

The two standards prescribe the accounting treatment, presentation and disclosure requirements of financial instruments and move off-balance sheet items (include derivatives and embedded derivatives) onto the balance sheet. HKAS 32 introduces extensive disclosure in respect of financial instruments and the entity's exposure to financial risks (including interest rate risk and credit risk). HKAS 39 sets out the recognition and measurement requirement of financial instruments and hedge accounting. Hedge accounting can only be permitted under strict criteria stipulated in the standard, appropriate disclosures are required.

As part of its treasury risk management activities, the Group enters into derivatives and forward contracts to hedge against the interest rate risks and foreign currency risks. Typical contracts include interest rate swaps (converting a floating rate debt into fixed rate) and cross currency swaps (converting debts denominated in foreign currency to Hong Kong dollars). All of the existing financial instruments entered by the Group will have to be recognised at fair value on the balance sheet. The Group is not currently in a position to quantify the financial impact as it depends on the financial market condition at reporting dates.

HKFRS 3

HKFRS 3 superseces SSAP 30 "Business Combinations" and set out the requirement and accounting treatment for business combinations.

Under SSAP 30, negative goodwill, being excess of the acquirer's interest in the fair value of the net identifiable assets acquired over the costs of acquisition, are recognised as a "negative asset" on the balance sheet. Such negative goodwill is released to the income statement based on an analysis of the circumstances.

HKFRS 3 requires the discount arising from acquisition of a subsidiary/associate/joint venture to be recognised immediately in the income statement.

Under the transitional arrangement of HKFRS 3, the outstanding negative goodwill (approximately HK$49 million) previously recognised on the balance sheet shall be derecognised by way of an adjustment to the shareholders' funds at 1 January 2005. Accordingly, starting from year 2005, there will not be further release of negative goodwill (amounted to approximately HK$2 million per annum) to the income statement.

	2004 HK$ million	2003 HK$ million (restated)	2002 HK$ million	2001 HK$ million	2000 HK$ million
		(Note)			
Condensed Consolidated Income Statement					
Turnover	**1,154**	1,139	1,233	1,355	1,480
Property expenses	**(259)**	(239)	(236)	(224)	(239)
Gain on disposal of investments in securities	**15**	48	–	–	294
Gain on disposal of an associate	**–**	–	–	34	–
Other operating income	**27**	25	16	18	29
Share of results and release of negative goodwill of associates	**60**	20	–	(2)	4
Impairment loss (arising from) reversed on interests in associates	**–**	–	(10)	(5)	3
Impairment loss reversed on (arising from) investments in securities	**63**	–	(1)	6	–
Administrative expenses	**(95)**	(90)	(86)	(90)	(89)
Finance costs	**(162)**	(168)	(220)	(314)	(449)
Taxation	**(160)**	(173)	(108)	(115)	(117)
Minority interests	**(34)**	(26)	(55)	(63)	(66)
Net profit for the year	**609**	536	533	600	850
Dividends	**420**	381	378	392	433
Earnings per share					
- Basic	**HK$0.58**	HK$0.52	HK$0.52	HK$0.58	HK$0.82
- Diluted	**HK$0.58**	HK$0.52	HK$0.52	HK$0.58	HK$0.82
PERFORMANCE INDICATORS					
Net gearing	**20.8%**	27.0%	25.9%	21.4%	14.6%
Net interest coverage (times)	**7.3x**	6.5x	4.7x	3.7x	3.6x
Net assets value per share (HK$)	**21.42**	17.84	18.34	20.62	22.79
Net debts per share (HK$)	**5.32**	5.66	5.49	5.43	4.91
Year-end share price (HK$)	**16.35**	12.00	5.80	7.85	11.00

Definition:

Net gearing: gross debt less cash and cash equivalents and marketable securities at year-end market value, divided by shareholders' funds

Net interest coverage: profit from operations before depreciation less dividend and interest income, divided by net interest expenses less dividend income

Net assets value per share: shareholders' funds divided by number of issued shares

Net debts per share: gross debt less cash and cash equivalents divided by number of issued shares

	2004 HK$ million	2003 HK$ million (restated) (Note)	2002 HK$ million	2001 HK$ million	2000 HK$ million
Condensed Consolidated Balance Sheet					
Investment properties	**28,147**	24,367	24,841	26,639	28,433
Investments in securities	**1,018**	941	1,484	1,754	2,297
Interests in associates	**855**	850	61	61	51
Cash and bank balances	**22**	15	23	27	52
Other assets	**199**	160	146	142	116
Total assets	**30,241**	26,333	26,555	28,623	30,949
Debt borrowings	**(5,603)**	(5,914)	(5,696)	(5,625)	(5,099)
Taxation	**(349)**	(271)	(240)	(101)	(59)
Other liabilities	**(815)**	(778)	(768)	(668)	(974)
Total assets less liabilities	**23,474**	19,370	19,851	22,229	24,817
Shareholders' funds	**22,493**	18,616	18,975	21,267	23,478
Minority interests	**981**	754	876	962	1,339
	23,474	19,370	19,851	22,229	24,817

Note: The figures for 2003 have been restated to reflect the prior year adjustment on an associate's deferred tax adjustments.

Shareholder Information

[illegible] CALENDAR

Full year results announced	8 March 2005
Ex-dividend date for final dividend	4 May 2005
Share register closed	6 to 10 May 2005
Annual General Meeting	10 May 2005
Record date for final dividend	10 May 2005
Despatch of scrip dividend circular and election form	on or about 17 May 2005
Despatch of final dividend warrants/definitive share certificates	on or about 10 June 2005
2005 Interim results to be announced	9 August 2005*
2005 interim dividend payable	30 September 2005*

*subject to change

[illegible]

The Board recommends the payment of a final dividend of HK30 cents per share. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Tuesday, 10 May 2005. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 17 May 2005. Shareholders who elect for the scrip dividend in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Monday, 6 June 2005.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about Friday, 10 June 2005.

The share register will be closed from Friday, 6 May 2005 to Tuesday, 10 May 2005, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars no later than 4:00 p.m. on Thursday, 5 May 2005.

[illegible]

Hysan's shares are listed on The Stock Exchange of Hong Kong Limited. Its shares are also traded over-the-counter in London, and in addition, it has a sponsored American Depositary Receipts (ADR) Programme in the New York market.

STOCK CODE

The Stock Exchange of Hong Kong Limited: 00014
Bloomberg: 14HK
Reuters: 0014.HK
Ticker Symbol for ADR Code: HYSNY
CUSIP reference number: 449162304

SHAREHOLDER SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong
Telephone: (852) 2980 1768
Facsimile: (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

INVESTOR RELATIONS

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to:

Investor Relations
Hysan Development Company Limited
49/F., The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone: (852) 2895 5777
Facsimile: (852) 2577 5153

OUR WEBSITE

Press releases and other information of the Group can be found at our Internet website: www.hysan.com.hk

Hysan 希慎

www.hysan.com.hk

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Hysan Development Company Limited 希慎興業有限公司**, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.


Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

NOTICE OF ANNUAL GENERAL MEETING AND PROPOSALS FOR GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES AND ADOPTION OF NEW SHARE OPTION SCHEME AND AMENDMENTS TO ARTICLES OF ASSOCIATION

A notice convening the AGM to be held at Suite 308, Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong on Tuesday, 10 May 2005 at 12:00 noon is set out on pages 2 to 5 of this circular.

Whether or not you intend to attend the AGM, you are advised to read this circular and to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

31 March 2005

TABLE OF CONTENTS



HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

Chairman
Peter Ting Chang LEE

Independent non-executive Deputy Chairman
Sir David AKERS-JONES

Managing Director
Michael Tze Hau LEE

Independent non-executive Directors
Per JORGENSEN
Dr. Geoffrey Meou-tsen YEH

Non-executive Directors
Fa-kuang HU
Hans Michael JEBSEN
Anthony Hsien Pin LEE
Chien LEE
Dr. Deanna Ruth Tak Yung RUDGARD

Director, Property
Pauline Wah Ling YU WONG

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

31 March 2005

Dear Shareholder(s)

On behalf of the Board and management, we invite you to attend Hysan Development Company Limited's Annual General Meeting to be held on Tuesday, 10 May 2005.

We aim to continually enhance our corporate governance practices, including the quality of our reporting and communications with our shareholders. Detailed explanation on the business to be considered at the Meeting, together with Board Recommendations, is set out in this circular.

We regard annual general meetings as one of the principal channels to communicate with our shareholders. We also made arrangements for shareholder visits this year, scheduled to be held before the Meeting. We look forward to seeing you on that day. If you are unable to attend the Meeting in person, we encourage you to appoint a proxy to attend and vote on your behalf.

Yours faithfully,
Peter T.C. Lee
Chairman

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the members of Hysan Development Company Limited 希慎興業有限公司 (the "**Company**") will be held at Suite 308, Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong on Tuesday, 10 May 2005 at 12:00 noon for the following purposes:

1. To receive and consider the Statement of Accounts for the year ended 31 December 2004 together with the Reports of Directors and Auditors thereon.

2. To declare a final dividend (together with a scrip alternative) for the year ended 31 December 2004.

3. To re-elect Directors.

4. To approve annual Directors' fees and additional fees payable to Directors serving on board committees of the Company (such revised remuneration arrangements to take effect from 1 July 2005 and be payable to Directors on a pro rata basis for the financial year ending 31 December 2005) and to remain the same until the Company in general meeting otherwise determines:

	HK$ per annum
Board of Directors	
Chairman	140,000
Deputy Chairman	120,000
Director	100,000
Audit Committee	
Chairman	60,000
Member	30,000
Other Committees	
Chairman	30,000
Member	20,000

5. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions and Special Resolution respectively:

ORDINARY RESOLUTIONS

6. "**That:**

   (a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options, warrants or other securities which would or might require the exercise of such powers;

   (b) the mandate in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and other securities which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a share option or otherwise) by the Directors pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) Rights Issue, or (ii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to the eligible participants of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed, where the shares are to be allotted wholly for cash, 10%, and in any event 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said mandate shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal restrictions under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. **"That:**

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said mandate shall be limited accordingly.

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting."

8. "**That**, conditional upon the passing of Resolutions numbered 6 and numbered 7 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution numbered 7 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution numbered 6."

9. "**That** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares to be allotted and issued pursuant to the exercise of options which may be granted under a new share option scheme of the Company (the "**New Scheme**"), the principal terms of which are set out on pages 17 to 24 of the circular to shareholders of the Company dated 31 March 2005 and a copy of which is now produced to this meeting and marked "A" and signed by the Chairman for the purpose of identification:

   (a) the rules of the New Scheme be and are hereby approved and adopted;

   (b) the Directors be and are hereby authorised to administer the New Scheme and to grant options in accordance with the rules and provisions of the New Scheme;

   (c) the exercise by the Directors of all the powers of the Company to issue, allot and deal with any shares from time to time pursuant to the exercise of options under and in accordance with the New Scheme be and is hereby generally and unconditionally approved; and

   (d) the Directors be and are hereby authorised to do all such other acts and things as may be necessary or expedient as they think fit in order to give effect to the New Scheme from time to time."

SPECIAL RESOLUTION

10. "**That** the Articles of Association of the Company be amended in the following ways:

   (a) Article 83 be deleted in its entirety and replaced by the following new Article 83:

   "Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by proxy or by a representative duly authorised under section 115 of the Ordinance, shall have one vote, and on a poll every member present in person or by proxy or by duly authorised representative shall have one vote for each share of any class of which he is the holder. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. Where any shareholder is restricted or prohibited from voting or required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution by reason of applicable laws or the Listing Rules, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

   (b) Article 114 be deleted in its entirety and replaced by the following new Article 114:

   "At each Annual General Meeting, one-third (or such other number as may be required under applicable legislation) of the Directors for the time being; and where the applicable number is not an integral number, to be rounded upwards, who have been longest in office shall retire from office by rotation. As between two or more Directors who have been in office for an equal length of time, the Director or Directors to retire shall in default of agreement between them be determined by lot. The length of time

a Director has been in office shall be computed from his last election or appointment where he has previously vacated office. A retiring Director shall be eligible for re-election and shall act as a Director throughout the meeting at which he retires.""

By Order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 31 March 2005

Notes:

1. A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. The proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the Meeting.

3. The register of members will be closed from Friday, 6 May 2005 to Tuesday, 10 May 2005, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong no later than 4:00 p.m. on Thursday, 5 May 2005.

4. Further information on voting procedures are set out in the section "Voting Information: Frequently Asked Questions and Answers" in the circular to be sent to shareholders (the "**Circular**").

5. Detailed information on the businesses to be transacted at the Annual General Meeting (the "**AGM**") are set out in the section "Business of the Meeting and Board Recommendations" of the Circular.

6. At the AGM, the Chairman of the Meeting will exercise his power under Article 78 of the Articles of Association of the Company to put each of the resolutions set out in this notice to be voted by way of poll. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each share of any class of which he is the holder.

7. Copies of the following documents will be available for inspection at the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, during normal business hours from the date hereof up to and including the date of the AGM and at the AGM:
   (a) the Memorandum and Articles of Association of the Company; and
   (b) the rules of the New Scheme.

As at the date of this notice, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee, Dr. Deanna Ruth Tak Yung Rudgard; and (Director, Property) Pauline Wah Ling Yu Wong.

Your vote is important, and you can exercise your right to vote whether you choose to attend the AGM or not. Find out how below:

Q. Am I entitled to vote?

A. You are entitled to vote if you are a registered holder of Shares of Hysan Development Company Limited as of 10 May 2005 (the date of AGM).

The register of members will be closed from Friday, 6 May to Tuesday, 10 May 2005, both days inclusive. If you have recently purchased the Shares, you must deliver to Standard Registrars Limited the share certificates, share transfer form or relevant evidence to establish that you own the Shares no later than 4:00 p.m. on Thursday, 5 May 2005.

Q. What am I voting on?

A. You are voting on the resolutions as set out in the Notice of AGM on pages 2 to 5, and "Business of the Meeting and Board Recommendations" on pages 8 to 10 of this circular.

Q. How can I vote?

A. 1. Attending the AGM

You are entitled to attend the AGM and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed form of proxy or corporate representative authorisation to the Company.

2. By Proxy

If you do not plan to attend the AGM, you may cast your vote by proxy in one of the two ways. **Your proxy must vote as you instruct in the form of proxy:**

(a) You may authorise the Chairman of the Company named in the form of proxy to vote your shares. Please indicate how you would like your shares voted.

(b) You may appoint some other person to attend the AGM and vote your shares on your behalf. Please print your appointee's name in the blank space on the form of proxy and indicate how you would like your shares voted. A proxy need not be a shareholder of the Company.

Q. When shall I return my form of proxy?

A. To be valid, the **original** form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the same, must be completed and **returned to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, not less than 48 hours before the time for holding the AGM or any adjournment thereof.** Forms of proxy sent electronically or by any other data transmission process will not be accepted.

Q. Who votes my shares and how will they be voted if I return a form of proxy?

A. By properly completing and returning a form of proxy, you are authorising the person named in the form of proxy to attend the AGM and to vote your shares. The shares represented by your proxy must be voted as you instruct in the form of proxy. If you properly complete and return your form of proxy but do not specify how you wish to cast your votes, your proxy will vote at his discretion.

Q. Can I revoke a proxy or voting instruction?

A. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the AGM should he so wish. Therefore, your attendance at the AGM will override your proxy appointment.

Q. What will be the procedures for demanding a poll?

A. The Chairman of the AGM intends to demand a poll regarding the voting for all the resolutions set out in the Notice of AGM. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each Share of which he is the holder. The results of the voting by poll will be published in the local newspapers and on the Company's and the Stock Exchange's websites on the business day following the AGM.

In any event, a poll may be demanded (before or on the declaration of the results of the show of hands):

(a) by the Chairman; or

(b) in writing by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) in writing by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) in writing by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Q. What if I have a question?

A. If you have any question regarding the AGM, please contact Hysan's Company Secretarial Department at 2895-5777.

RESOLUTION NUMBERED 1 — RECEIVING 2004 FINANCIAL STATEMENTS

The full audited financial statements together with the Reports of Directors and Auditors thereon, are set out on pages 68 to 73 and pages 81 to 114 of the 2004 Annual Report.

The audited financial statements have been reviewed by the Audit Committee. A report of the Audit Committee is set out on page 80 of the 2004 Annual Report.

RESOLUTION NUMBERED 2 — DECLARATION OF FINAL DIVIDEND

The Board has recommended a final dividend for the year ended 31 December 2004 of HK30 cents per Share. Subject to passing Resolution numbered 2, such final dividend is expected to be paid on or about 10 June 2005, together with a scrip dividend alternative, to shareholders whose names appear on the Company's register of members on 10 May 2005.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about 17 May 2005.

The share register will be closed from Friday, 6 May 2005 to Tuesday, 10 May 2005, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong no later than 4:00 pm on Thursday, 5 May 2005.

RESOLUTION NUMBERED 3 — RE-ELECTION OF DIRECTORS

Under the current Articles of Association, all Directors are subject to the system of retirement by rotation. Specifically, the three Directors who have been longest in office as at each annual general meeting will retire from office and be subject to re-election. Accordingly, Fa-kuang HU (Non-executive Director), Dr. Geoffrey Meou-tsen YEH (Independent non-executive Director) and Pauline Wah Ling YU WONG (Director, Property) will retire from office at the AGM and, being eligible, offer themselves for re-election. Their proposed re-election will be considered by separate resolutions.

Per Jorgensen (Independent non-executive Director), Dr. Deanna Ruth Tak Yung Rudgard (non-executive Director) and Anthony Hsien Pin Lee (non-executive Director), having held office for three years since last re-election, offer to retire at the AGM to effect early adoption of the new Code on Corporate Governance Practices which provides that every Director shall be subject to retirement by rotation at least once every three years at the AGM. Being eligible, these Directors offer themselves for re-election at the forthcoming AGM.

Details of the background information on the retiring Directors who are proposed for re-election are set out on pages 11 to 13 of this circular.

RESOLUTION NUMBERED 4 — PROPOSED REVISION OF DIRECTORS' REMUNERATION

It is proposed to increase Directors' fees payable to Directors and Board Committee members. In making such revision to remuneration arrangements, consideration has been given to the level of responsibility, experience and abilities required of Directors, and the remuneration offered for similar positions in comparable companies.

The revised remuneration arrangements shall take effect from 1 July 2005 (and be payable to Directors on a pro rata basis for the financial year ending 31 December 2005) and shall remain the same until the Company in general meeting otherwise determines. Details of the revised Directors' fees are set out in the Notice of AGM.

RESOLUTION NUMBERED 5 — RE-APPOINTMENT OF AUDITORS

The Audit Committee has recommended to the Board (which in turn endorsed the view) that, subject to shareholders' approval at the forthcoming AGM, Deloitte Touche Tohmatsu be re-appointed as the external auditors of the Company for 2005.

RESOLUTIONS NUMBERED 6, 7 AND 8 — GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the last annual general meeting of the Company held on 11 May 2004, a general mandate under Section 57B of the Companies Ordinance and the Listing Rules was given to the Directors to issue and purchase shares in the Company. These general mandates will lapse at the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates. The relevant resolutions, in summary, are:

- an ordinary resolution (**Resolution numbered 6**) to give the Directors a general and unconditional mandate to allot, issue and dispose of additional shares in the Company, not exceeding, where the Shares are to be allotted wholly for cash, 10%, and in any event 20% of the Company's issued share capital as at the date of passing the resolution (as adjusted in accordance with Resolution numbered 8), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Issue Mandate**");

- an ordinary resolution (**Resolution numbered 7**) to give the Directors a general and unconditional mandate to exercise all the powers of the Company to purchase an amount of Shares in the Company not exceeding 10% of the Company's issued share capital as at the date of passing the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Share Repurchase Mandate**"); and

- conditional upon the passing of Resolutions numbered 6 and 7 to grant the Issue Mandate and the Share Repurchase Mandate, an ordinary resolution (**Resolution numbered 8**) to authorise the Directors to exercise the powers to allot, issue and dispose of additional shares in the Company under the Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

The full text of these resolutions is set out in the Notice of AGM. As required under the Listing Rules, an explanatory statement providing the requisite information regarding the Share Repurchase Mandate is set out on pages 14 to 16 of this circular.

The Directors wish to state that they have no immediate plan to issue any new Shares, other than pursuant to: (i) the scrip dividend alternative which is being proposed to be offered; and (ii) the exercise of the options granted under the Existing Scheme and the New Scheme, if approved.

RESOLUTION NUMBERED 9 — ADOPTION OF NEW SCHEME

On 28 April 1995, the Company adopted the Existing Scheme pursuant to which the Board may at its discretion grant options to any employee of the Company or any wholly-owned Subsidiary. The Existing Scheme will expire on 28 April 2005. Thereafter the provisions of the Existing Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any options granted prior to the date of expiration of the Existing Scheme. All options granted prior to such date shall continue to be valid and exercisable in accordance with the provisions of the Existing Scheme. As at the Latest Practicable Date, options in respect of 1,590,000 Shares granted by the Company under the Existing Scheme remained outstanding, representing approximately 0.15 per cent of the issued share capital of the Company as at the Latest Practicable Date.

As the Existing Scheme will expire on 28 April 2005, the Board proposes that the Company adopt the New Scheme at the AGM. An ordinary resolution will be proposed at the AGM to consider and, if thought fit, approve the adoption of the New Scheme. A summary of the principal terms of the New Scheme and other background information are set out in the relevant explanatory statement on pages 17 to 24 of this circular.

The purpose of the New Scheme is to enable the Company to provide an incentive for employees of the Company and its wholly-owned Subsidiaries to work with commitment towards enhancing the value of the Company and its Shares for the benefit of its shareholders. To this end, the rules of the New Scheme provide that the Board may only grant options to employees of the Company or any wholly-owned Subsidiary (including executive Directors) and such other persons as the Board may consider appropriate who, as the Board may in its absolute discretion determine, have made valuable contribution to the development and growth of the Company and the Subsidiaries. In addition, the Board may specify the minimum period, if any, for which an option must be held or the performance targets, if any, that must be achieved before the option can be exercised. The Board believes that the selection criteria prescribed by the rules of the New Scheme as well as the requirement for a minimum Subscription Price will serve to achieve the purpose of the New Scheme.

The Board has given approval for the adoption of the New Scheme. The New Scheme shall take effect subject to:

(a) the passing of an ordinary resolution to adopt the New Scheme by shareholders of the Company at the AGM; and

(b) the Stock Exchange approving the listing of and permission to deal in any Shares to be allotted and issued pursuant to the exercise of options under the New Scheme.

RESOLUTION NUMBERED 10 — AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In order to effect early adoption of the new Code on Corporate Governance Practices which requires, among other things, Directors to retire by rotation at least once every three years, it is recommended to amend Article 114 of the Articles of Association in the manner described in the Notice of AGM.

It is also proposed to amend Article 83 of the Articles of Association in the manner described in the Notice of AGM to refine the mechanics regarding voting by poll.

BOARD RECOMMENDATIONS

The Directors consider that the proposed resolutions as set out in the Notice of AGM, including, among other things, the proposed resolutions in relation to the granting of the Issue Mandate and Share Repurchase Mandate, the adoption of the New Scheme and amendments to the Articles of Association are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend shareholders to vote in favour of the proposed resolutions.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, during normal business hours from the date of this circular up to and including the date of the AGM and at the AGM:

(a) the Memorandum and Articles of Association of the Company; and

(b) the rules of the New Scheme.

Information on Directors standing for re-election at the AGM is set out below:

	Director since	Board Committee Memberships	Emoluments received for 2004 (HK$) *(Note 1)*	Interests in Shares within the meaning of Part XV of SFO *(Note 2)*
Fa-kuang HU G.B.S., C.B.E., J.P. *Non-executive Director*	1979	Emoluments Review Committee	50,000	255,012 (Corporate interests)

Mr. Hu is Senior Advisor of Mitsubishi Electric Hong Kong Group Limited (formerly "Ryoden (Holdings) Limited"). He is also an independent non-executive director of i-CABLE Communications Limited. Mr. Hu holds a Bachelor of Science Degree from Shanghai Jiao Tong University; appointed a non-executive Director in 1979 and is aged 81.

Mr. Hu has no relationship with any directors, senior management or Substantial or controlling shareholders of the Company.

	Director since	Board Committee Memberships	Emoluments received for 2004 (HK$)	Interests in Shares
Dr. Geoffrey Meou-tsen YEH S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D. *Independent non-executive Director*	1979	Emoluments Review Committee and Nomination Committee	50,000	255,148 (Personal and corporate interests)

Dr. Yeh is former Chairman of Hsin Chong Construction Group Ltd. He is currently an independent non-executive director of China Travel International Investment Hong Kong Limited. He holds a Bachelor of Science Degree from University of Illinois and a Master of Science Degree from Harvard University. Dr. Yeh was appointed a non-executive Director in 1979 and as Independent non-executive Director in 2001. He is aged 73.

Dr. Yeh has confirmed to the Board his independence under rule 3.13 of the Listing Rules. He has no relationship with any directors, senior management or Substantial or controlling shareholders of the Company.

The Board is satisfied as to Dr. Yeh's independence under the Listing Rules as well as under the Company's Corporate Governance Policy. The Board believes that "independence" is a matter of judgment and conscience but that, in order to be independent, non-executive Directors should be free from any business or other relationships that might interfere with the exercise of their independent judgment.

	Director since	Board Committee Memberships	Emoluments received for 2004 (HK$) *(Note 1)*	Interests in Shares within the meaning of Part XV of SFO *(Note 2)*
Pauline Wah Ling YU WONG *Director, Property*	1991	—	3,102,399	274,000 (Personal interests)

Responsible for the Group's property portfolio. Having obtained a Bachelor of Arts Degree from The University of Hong Kong, she qualified as a Fellow Member of the Chartered Institute of Housing. She joined the Company in 1981 and has over 30 years of experience in the property field. She was appointed a Director in 1991 and is aged 56.

Mrs. Wong has no relationship with any directors, senior management or Substantial or controlling shareholders of the Company.

Per JORGENSEN *Independent non-executive Director*	1981	Audit Committee	70,000	6,678 (Personal interests)

Mr. Jorgensen is a director of A.P. Moller-Maersk A/S, Denmark and a number of A.P. Moller-Maersk companies in Asia, Africa and Europe. He was appointed a non-executive Director in 1981 and as Independent non-executive Director in 2000 and is aged 69.

Mr. Jorgensen has confirmed to the Board his independence under rule 3.13 of the Listing Rules. He has no relationship with any directors, senior management or Substantial or controlling shareholders of the Company.

The Board is satisfied as to Mr. Jorgensen's independence under the Listing Rules as well as under the Company's Corporate Governance Policy. The Board believes that "independence" is a matter of judgment and conscience but that, in order to be independent, non-executive Directors should be free from any business or other relationships that might interfere with the exercise of their independent judgment.

Dr. Deanna Ruth Tak Yung RUDGARD *Non-executive Director*	1993	—	50,000	1,871,600 (Personal interests)

Dr. Rudgard received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. She is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a Substantial shareholder of the Company. She was appointed a non-executive Director in 1993 and is aged 65.

Save as disclosed above, Dr. Rudgard has no relationship with any directors, senior management or Substantial or controlling shareholders of the Company.

	Director since	Board Committee Memberships	Emoluments received for 2004 (HK$) *(Note 1)*	Interests in Shares within the meaning of Part XV of SFO *(Note 2)*
Anthony Hsien Pin LEE *Non-executive Director*	1994	Chairman of Investment Committee	50,000	—

Mr. Lee is a director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. He is also a director of Australian-listed Mariner Financial Limited, a Sydney based financial services group. He received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a Substantial shareholder of the Company. He was appointed a non-executive Director in 1994 and is aged 47.

Save as disclosed above, Mr. Lee has no relationship with any directors, senior management or Substantial or controlling shareholders of the Company.

Notes:

1. Non-executive Directors received annual director fees of HK$50,000 per annum and a fee of HK$20,000 per annum for serving on the Audit Committee from the Company, which fees are determined with reference to the remuneration offered for similar positions in comparable companies and are subject to shareholder approval in general meetings. They received no other compensation from the Group.

   Mrs. Pauline Wah Ling Yu Wong is an executive Director who also received a compensation package (which comprises a combination of basic salary, benefits, bonus, and long-term incentive in the form of Executive Share Options) from the Company. The remuneration package is set at levels to ensure comparability and competitiveness with Hong Kong-based companies competing within a similar talent pool, with particular emphasis on property industry. Details on Director emoluments are set out in "Directors' Remuneration and Interests Report" and notes 6 and 34 to the financial statements set out in the 2004 Annual Report.

2. i) 255,012 Shares were held by a company which was wholly-owned by Mr. Hu and he was deemed to have beneficial interests in all these Shares;

   ii) 254,148 Shares were held by Dr. Yeh personally and 1,000 Shares were held by a corporation in which Dr. Yeh was a member entitled to exercise more than one-third of the voting power at general meetings; and

   iii) The "Directors' Remuneration and Interests Report" in the 2004 Annual Report sets out additional information on Directors' interests in share options granted under the Existing Scheme.

3. No Director proposed for re-election at the AGM has a service contract with the Company or any of its Subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

4. Save as disclosed above, Directors have not held any directorships in other listed public companies during the last three years.

This is an explanatory statement as required under the Listing Rules in connection with the resolution authorising the Share Repurchase Mandate proposed to be considered, and if thought fit, passed by shareholders of the Company at the AGM. The Listing Rules provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to make such repurchases or by specific approval in relation to specific transactions. This explanatory statement also constitutes the memorandum required under Section 49 BA(3) of the Companies Ordinance.

Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,049,963,659 Shares of HK$5.00 each.

On the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 104,996,365 Shares.

Reasons for Repurchase

The Directors believe that the Share Repurchase Mandate is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts for the year ended 31 December 2004 as contained in the 2004 Annual Report. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months before the printing of this circular were as follows:

	Highest	**Lowest**
	HK$	*HK$*
Year 2004		
March	15.30	12.45
April	14.65	12.55
May	13.30	10.20
June	12.50	11.00
July	14.80	11.30
August	14.10	13.05
September	14.70	13.25
October	14.15	12.80
November	16.15	12.80
December	16.85	15.35
Year 2005		
January	16.45	14.30
February	16.40	14.35

Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to Ordinary Resolution numbered 7 and in accordance with the Listing Rules and the Companies Ordinance.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such Mandate is approved by the shareholders.

No connected persons have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to do so in the event that the Share Repurchase Mandate is approved by the shareholders.

Effect of the Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Hong Kong Code on Takeovers and Mergers ("**Takeovers Code**").

As at the Latest Practicable Date, Lee Hysan Estate Company, Limited ("**LHE**") and certain of its subsidiaries are the Substantial shareholders of the Company, which are indirectly interested in approximately 40.86% of the issued share capital of the Company. Lee Hysan Company Limited, being LHE's holding company, is also deemed to have

same interests pursuant to the provisions of the Securities and Futures Ordinance. In the event that the Directors exercise in full the power to repurchase Shares which are proposed to be granted pursuant to the Share Repurchase Mandate, the shareholding of Lee Hysan Company Limited, LHE and certain of its subsidiaries would be increased to approximately 45.40%.

Such increase will give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in takeover obligations.

Save as disclosed above, the Directors are not aware of any shareholder or group of shareholders acting in concert, who may become obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a consequence of any purchases pursuant to the Share Repurchase Mandate.

Share Purchase made by the Company

The Company had not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

I. Summary of Principal Terms of the New Scheme

1. Purpose of the New Scheme

The purpose of the New Scheme is to provide an incentive for employees of the Company and its wholly-owned Subsidiaries to work with commitment towards enhancing the value of the Company and its Shares for the benefit of its shareholders.

2. Participants of the New Scheme and the basis of determining the eligibility of participants

The Board may from time to time grant options to any individual who is an employee of the Company or any wholly-owned Subsidiary (including executive Directors) and such other persons as the Board may consider appropriate (the "**Participants**") on the basis of their contribution to the development and growth of the Company and the Subsidiaries.

3. Status of the New Scheme

(a) *Conditions of the New Scheme*

The New Scheme shall take effect subject to: (i) the passing of the necessary resolutions to adopt the New Scheme by the shareholders of the Company; and (ii) the Stock Exchange approving the listing of and permission to deal in any Shares to be allotted and issued pursuant to the exercise of options under the New Scheme (the "**Conditions**").

(b) *Life of the New Scheme*

The New Scheme shall be valid and effective for 10 years from the date (the "**Adoption Date**") on which the last of the Conditions is fulfilled (the "**Scheme Period**"), after which time no further options will be granted but the provisions of the New Scheme shall remain in full force and effect in all other respects.

4. Grant of options

(a) *Method of making offer*

An offer of the grant of an option shall be made to a Participant by letter in such form as the Board may from time to time determine, requiring the Participant to undertake to hold the option on the terms on which it is to be granted and to be bound by the provisions of the New Scheme (including any operational rules made under the New Scheme). The offer shall remain open for acceptance for a period of 30 days from the date on which it is made.

(b) *Acceptance of an offer*

An option shall be deemed to have been granted and accepted and to have taken effect when the duplicate letter comprising acceptance of the option duly signed by the grantee together with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant of the option shall have been received by the Company on or before the last day for acceptance set out in paragraph 4(a) above (the "**Acceptance Date**"). The remittance is not in any circumstances refundable.

The Company shall provide a summary of the terms of the New Scheme to all grantees upon their joining the New Scheme and a copy of the rules of the New Scheme to any grantee who requests such a copy.

(c) *Restrictions on time of grant*

(i) No grant of options shall be made after a price sensitive event in relation to the securities of the Company has occurred or a price sensitive matter in relation to the securities of the Company has been the subject of a decision, until the price sensitive information has been announced pursuant to the requirements of the Listing Rules. In particular, no option shall be granted during the period of one month immediately preceding the earlier of:

(1) the date of the Board meeting as shall have been notified to the Stock Exchange for the approval of the Company's results for any year, half-year or quarterly or any other interim period (whether or not required under the Listing Rules); and

(2) the deadline for the Company to publish an announcement of its results for any year or half-year under the Listing Rules or quarterly or other interim period (whether or not required under the Listing Rules),

and ending on the date of the results announcement. The period during which no option may be granted will cover any period of delay in the publication of a results announcement.

(ii) No grant of options shall be made to a Participant who is a Director during a period in which the Directors are prohibited from dealing in Shares pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers or the Company's own equivalent Code.

(d) *Grant to connected persons*

Any grant of options to a connected person must be approved by all the Independent non-executive Directors (excluding any Independent non-executive Director who is also a grantee of the options).

(e) *Grants to Substantial shareholders and Independent non-executive Directors*

Any grant of options to a Substantial shareholder or an Independent non-executive Director or any of their respective associates must be approved by the shareholders of the Company in general meeting if the Shares issued and to be issued upon exercise of all options already granted and proposed to be granted to him (whether exercised, cancelled or outstanding) in the 12-month period up to and including the Date of Grant:

(i) would represent in aggregate more than 0.1 per cent of the Shares then in issue; and

(ii) the aggregate value of those options by reference to the closing price of the Shares at the date of each grant is in excess of HK$5,000,000.

5. **Subscription Price**

The Subscription Price shall, subject to any adjustment pursuant to paragraph 7 below, be a price determined by the Board but in any event shall comply with the requirements of the Listing Rules and, on the Adoption Date the Listing Rules require that the Subscription Price shall be at least the highest of:

(i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the Date of Grant;

(ii) the average of the closing prices of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the Date of Grant; and

(iii) the nominal value of the Shares.

6. **Maximum number of Shares available for subscription**

(a) *Scheme Mandate*

Subject to sub-paragraphs 6(b) and 6(c) below, the maximum number of Shares in respect of which options may be granted under the New Scheme and any other share option schemes of the Company shall not in aggregate exceed such number of Shares as required under the Listing Rules (and on the Adoption Date means not exceeding 10 per cent of the total number of Shares in issue as at the Adoption Date ("**Scheme Mandate**")). For the purpose of calculating the Scheme Mandate, options which have lapsed in accordance with the terms of the relevant scheme shall not be counted. On the basis of 1,049,963,659 Shares in issue as at the Latest Practicable Date, the Company may grant Options in respect of 104,996,365 Shares under the New Scheme (i.e., 10 per cent of the issued share capital of the Company as at the Adoption Date).

(b) *Renewal of Scheme Mandate*

The Company may seek approval by its shareholders in general meeting for renewing the Scheme Mandate provided that the total number of Shares in respect of which options may be granted under the New Scheme and any other schemes of the Company under the Scheme Mandate as renewed must not exceed such number of Shares as required under the Listing Rules (and on the Adoption Date means not exceeding 10 per cent of the total number of Shares in issue as at the date of shareholders approval). For these purposes, options previously granted under the New Scheme and any other share option schemes of the Company, whether outstanding, cancelled, lapsed in accordance with its applicable rules or already exercised, will not be counted.

(c) *Grant of options beyond Scheme Mandate*

The Company may seek separate approval by its shareholders in general meeting for granting options beyond the Scheme Mandate provided that the options in excess of the Scheme Mandate are granted only to Participants who are specifically identified before such approval is sought.

(d) *Maximum number of Shares issued pursuant to options*

The limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other schemes of the Company must not exceed such number of Shares as required under the Listing Rules (and on the Adoption Date means not exceeding 30 per cent of the Shares in issue from time to time). No options may be granted if such grant will result in this 30 per cent limit being exceeded.

(e) *Grantee's maximum holding*

Unless approved by shareholders in general meeting in the manner prescribed in the Listing Rules, the Board shall not grant options to any grantee if the acceptance of those options would result in the total number of Shares issued and to be issued to that grantee on exercise of his options during any 12-month period exceeding such number of Shares as required under the Listing Rules (and on the Adoption Date means not exceeding one per cent of the total Shares then in issue).

7. **Reorganisation of capital structure**

(a) *Adjustment to options*

In the event of any alteration in the capital structure of the Company whilst any option becomes or remains exercisable, whether by way of capitalisation of profits or reserves (other than scrip dividend issuance), rights issue, consolidation, subdivision or reduction of the share capital of the Company (other than an issue of Shares as consideration in respect of a transaction to which the Company is a party), the Board shall make (and shall notify to the grantee) such corresponding alterations (if any) in:

(i) the number of Shares subject to any option so far as such option remains unexercised;

(ii) the Subscription Price;

(iii) the method of exercise of the option; and/or

(iv) the number of Shares subject to the New Scheme;

that are required to give each grantee the same proportion of the share capital as that to which the grantee was previously entitled, but not so that the effect would be to enable any Share to be issued to a grantee at less than its nominal value.

(b) *Auditor's certificate*

On any capital reorganisation other than a capitalisation issue, the Auditors or an independent financial adviser shall certify in writing to the Board that the adjustments made by the Board pursuant to sub-paragraph 7(a) above are in their opinion fair and reasonable.

8. **Cancellation of options**

Subject to the consent from the relevant grantee, the Board may at its discretion cancel options previously granted to and yet to be exercised by a grantee for the purpose of re-issuing new options to that grantee provided that there are sufficient available unissued options under the Scheme Mandate.

9. **Assignment of options**

An option is personal to the grantee and shall not be assignable. No grantee shall sell, transfer, charge, mortgage, encumber or create any interest (legal or beneficial) in favour of any third party over or in relation to any option or attempt to do so.

10. **Rights attached to the Shares**

The Shares to be allotted upon exercise of an option will be subject to all the provisions of the Articles of Association and will rank pari passu with the fully paid Shares in issue on the date of allotment. Accordingly the Shares will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment provided that the record date for the dividend or distribution is a date after the date of allotment.

11. **Exercise of options**

(a) *General*

Subject to the terms of the New Scheme and this paragraph 11, an option may be exercised by the grantee (or his or her legal personal representatives) at any time during the Option Period.

There is no general provision for the duration of the period (if any) during which an option granted under the New Scheme cannot be exercised (the "**Holding Period**"), the vesting period of an option or the performance targets required to be achieved before an option can be exercised. However, at the time of granting an option, the Board, may on a case by case basis, make such grant subject to such conditions, restrictions or limitations including (without limitation) those in relation to the Holding Period, vesting period and performance targets.

(b) *Rights of grantee upon his retirement or death*

If the grantee ceases to be a Participant by reason of retirement or death, the grantee (or his or her legal personal representatives) shall be entitled within a period of six months from the date of retirement or death (or within such longer period as the Board may determine) to exercise the option (to the extent not already exercised).

(c) *Rights of grantee upon his cessation of employment under certain circumstances*

If the grantee ceases to be a Participant for any reason other than his retirement or death or termination of his employment on one or more of the grounds specified in sub-paragraph 12(v) below, the grantee may exercise the option up to the date of cessation (which date shall be the last actual working day with the Company or the relevant Subsidiary, whether salary is paid in lieu of notice or not) or for such longer period as is determined by the Board.

(d) *Rights on a takeover*

If a general offer (whether by way of takeover offer, scheme of arrangement or otherwise) is made to all the holders of Shares (or all holders other than the offeror and its concert parties and persons controlled by the offeror) and the offer becomes or is declared unconditional during the Option Period of an outstanding option, the grantee shall be entitled to exercise the option at any time within one month after the date on which the offer becomes or is declared unconditional.

(e) *Rights on a voluntary winding-up*

If an effective resolution is passed for the voluntary winding-up of the Company, a grantee may in respect of outstanding options by notice in writing to the Company within 15 business days after the date of such resolution, elect to be treated as if the options had been exercised immediately before the passing of the resolution. The notice must state the number of Shares in respect of which the election is made and be accompanied by a remittance for the full amount of the Subscription Price for the relevant Shares. Immediately upon receipt of the notice by the Company, the grantee will become entitled to receive out of the assets available in the liquidation pari passu with the holders of Shares such sum as would have been received in respect of the Shares that are the subject of the election.

(f) *Rights on a compromise or arrangement*

If a compromise or arrangement between the Company and its shareholders or creditors is proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, the Company shall give notice to the grantee on the same day as it gives notice of the meeting to its shareholders or creditors to consider the compromise or arrangement. Upon receipt of the notice, the grantee may, during the period commencing on the date of the notice and ending on the earlier of:

(i) the date two calendar months thereafter; and

(ii) the date on which such compromise or arrangement is sanctioned by the court;

exercise the option, conditional upon the compromise or arrangement being sanctioned by the court and becoming effective. The Company may require the grantee to transfer or otherwise deal with the Shares issued as a result of the exercise of options in these circumstances so as to place the grantee in the same position as nearly as would have been the case had such Shares been subject to the compromise or arrangement.

12. **Lapse of options**

An option shall lapse automatically (to the extent not already exercised) on the earliest of:

(i) the expiry of the Option Period;

(ii) the expiry of the periods referred to sub-paragraphs 11(b) to (e) above;

(iii) subject to sub-paragraph 11(e), the date of the commencement of the winding-up of the Company;

(iv) the date the scheme or compromise referred to in sub-paragraph 11(f) above becomes effective;

(v) the date on which the grantee ceases to be a Participant by reason of the termination of his employment on any one or more of the following grounds:

(a) that he has been guilty of misconduct;

(b) that he has committed an act of bankruptcy or has become insolvent or has made an arrangement or composition with creditors generally;

(c) that he has been convicted of a criminal offence involving his integrity or honesty; or

(d) on any other ground on which an employer would be entitled to terminate his employment pursuant to applicable laws or under the grantee's employment contract;

and a resolution of the Board or the board of directors of the relevant wholly-owned Subsidiary to the effect that the employment of a grantee has or has not been terminated on one or more of the grounds specified in this sub-paragraph 12(v) shall be conclusive; and

(vi) the date on which the grantee commits a breach of paragraph 9 above.

13. Amendment of the New Scheme

(a) *Amendments requiring Board approval*

Any amendment to the New Scheme other than those set out in sub-paragraph 13(b) below must be approved by resolution of the Board.

(b) *Amendments requiring shareholders' approval*

The following matters require the prior sanction of a resolution of the shareholders of the Company in general meeting:

(i) any change to the provisions relating to:

(1) the purpose of the New Scheme;

(2) the definitions of "Date of Grant", "Grantee", "Holding Period", "Offer Date", "Option Period", "Participant" and "Scheme Period" contained in the New Scheme;

(3) the provisions relating to the Scheme Period, the basis of eligibility for options, the method of making offer, the contents of an offer letter, the acceptance of an option, the Subscription Price, the exercise of options, the lapse of options, the maximum number of Shares available for subscription, cancellation of options, reorganisation of capital structure, termination and amendments requiring shareholders' approval;

which operates to the advantage of Participants or grantees;

(ii) any change to the authority of the Board;

(iii) any amendment to the terms and conditions of the New Scheme which are of a material nature; and

(iv) any change to the terms of options granted.

14. Termination

The Company may at any time terminate the operation of the New Scheme by resolution of the Board or resolution of the shareholders in general meeting and in such event no further options will be offered but the provisions of the New Scheme shall remain in force in all other respects. All options granted and accepted prior to the termination and yet to be exercised shall continue to be valid and exercisable in accordance with the terms of the New Scheme.

II. Additional Information

The Board considers it inappropriate to value all the options that can be granted under the New Scheme as if they had been granted on the Latest Practicable Date prior to the approval of the New Scheme as a number of factors crucial for the valuation cannot be determined yet. Such factors include, for example, (i) whether or not any option will be granted under the New Scheme and if so, the timing of such grant; (ii) the Subscription Price; (iii) the exercise period and the conditions, if any, that the option is subject to; and (iv) whether or not any such option, if granted, will be exercised. Accordingly the Board is of the view that any valuation of the options based on a number of speculative assumptions would not be meaningful but would be misleading to the shareholders of the Company.

An application will be made to the Stock Exchange for the listing of and permission to deal in the Shares which may fall to be issued pursuant to the exercise of any options granted under the New Scheme. On the basis of 1,049,963,659 Shares in issue as at the Latest Practicable Date, and assuming no further Shares will be issued or repurchased by the Company prior to the date of the passing of the resolution to adopt the New Scheme, the Company may initially grant options in respect of 104,996,365 Shares under the New Scheme (i.e., 10 per cent of the issued share capital of the Company as at the date of the resolution to adopt the New Scheme).

None of the Directors are appointed as trustees of the New Scheme or have a direct or indirect interest in the trustees of the New Scheme.

In accordance with the requirements of the Listing Rules, the Company will publish in the newspapers an announcement on the outcome of the AGM in respect of the resolution relating to the adoption of the New Scheme on the business day following the date of the AGM.

In this circular, the following expressions shall have the meanings set out below unless the context otherwise requires:

"**AGM**" or "**Annual General Meeting**" or "**Meeting**"	means the annual general meeting of the Company to be held at Suite 308, Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong on 10 May 2005 at 12:00 noon or any adjournment thereof;
"**Articles of Association**"	means the articles of association of the Company (as amended from time to time);
"**associate**"	has the meaning ascribed to it under the Listing Rules;
"**Auditors**"	means the auditors for the time being of the Company;
"**Board**"	means the board of Directors or a duly authorised committee of the board of Directors;
"**business day**"	has the meaning ascribed to it under the Listing Rules;
"**Companies Ordinance**"	means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"**Company**"	means Hysan Development Company Limited, a company incorporated in Hong Kong with limited liability;
"**connected person**"	has the meaning ascribed to it under the Listing Rules;
"**Date of Grant**"	means in respect of an option the offer of which is accepted by the participant to whom the offer was made, the Offer Date of such option;
"**Directors**"	means the directors from time to time of the Company;
"**Existing Scheme**"	means the share option scheme of the Company adopted on 28 April 1995;
"**Hong Kong**"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"**HK$**"	means Hong Kong dollars, the lawful currency of Hong Kong;
"**Latest Practicable Date**"	means 29 March 2005 being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;
"**Listing Rules**"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as modified from time to time;
"**New Scheme**"	means the new share option scheme to be adopted by the Company at the AGM, the principal terms of which are set out on pages 17 to 24 of this circular;
"**Notice of AGM**"	means the notice convening the AGM as set out on pages 2 to 5 of this circular;

"Offer Date" means in respect of an option, the date on which the option is offered to a participant, which must be a business day;

"Option Period" means in respect of an option, the period during which such option can be exercised, being the period commencing on such date on or after the Date of Grant as the Board may determine in granting the option and expiring at the close of business on such date as the Board may determine in granting the option but in any event not exceeding 10 years from the Date of Grant;

"Securities and Futures Ordinance" or "SFO" means the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;

"Share(s)" means ordinary share(s) of HK$5.00 each in the Company (or of such other nominal amount as comprising the ordinary share capital of the Company as shall result from a sub-division or a consolidation of the share capital of the Company from time to time);

"Stock Exchange" means The Stock Exchange of Hong Kong Limited;

"Subscription Price" means the price per Share at which a grantee may subscribe for Shares upon exercise of an option granted under the New Scheme;

"Subsidiary" means a company which is for the time being a subsidiary (within the meaning of section 2(4) of the Companies Ordinance) of the Company; and

"Substantial shareholder" has the meaning ascribed to it under the Listing Rules.

「建議日期」	指就購股權而言，即向參與人建議授出購股權之日，該日必須為營業日；
「購股權期限」	指可行使購股權的期間，即董事會授出購股權時決定於授出日或之後之日起至董事會授出購股權時決定之日之辦公時間結束為止的期間，惟購股權期限由授出日起計不得超過10年；
「證券及期貨條例」	指香港法例第571章證券及期貨條例；
「股份」	指本公司每股面值5.00港元之普通股(或因本公司不時之股本分拆或合併而產生之本公司普通股本其他面值)；
「聯交所」	指香港聯合交易所有限公司；
「認購價」	指獲授人根據新計劃授出之購股權後行使認購股份而支付之每股股份價格；
「附屬公司」	指當時為本公司附屬公司(定義見公司條例第2(4)條)之公司；及
「主要股東」	指具有上市規則所述之涵義。

本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東周年大會」或「大會」	指本公司謹訂於2005年5月10日中午12時正假座香港銅鑼灣恩平道28號利園二期308室舉行之股東周年大會或其任何續會；
「組織章程細則」	指本公司之組織章程細則(經不時修訂)；
「聯繫人士」	指具有上市規則所述之涵義；
「核數師」	指本公司當時之核數師；
「董事會」	指董事會或獲董事會正式授權之委員會；
「營業日」	指具有上市規則所述之涵義；
「公司條例」	指香港法例第32章公司條例；
「本公司」	指希慎興業有限公司，於香港註冊成立之有限公司；
「關連人士」	指具有上市規則所述之涵義；
「授出日」	指就參與人接納有關購股權授出建議而言，即有關購股權之建議日期；
「董事」	指本公司當時之董事；
「現有計劃」	指本公司於1995年4月28日採納之購股權計劃；
「香港」	指中華人民共和國香港特別行政區；
「港元」	指香港法定貨幣；
「最後實際可行日期」	指2005年3月29日，為本通函付印前就確定當中所載若干資料之最後實際可行日期；
「上市規則」	指香港聯合交易所有限公司證券上市規則(經不時修訂)；
「新計劃」	指本公司將於股東周年大會上採納之新購股權計劃，其主要條款載列於本通函第17至24頁；
「股東周年大會通告」	指召開股東周年大會之通告，載列於本通函第2至5頁；

II. 附加資料

董事會認為，於批准新計劃前評估根據新計劃可授出之所有購股權之價值，猶如該等購股權已於最後實際可行日期授出並不適當，理由是尚未能夠確定多項重要因素的估值。該等因素包括：例如(i)會否根據新計劃授出購股權，如授出購股權，則授出之時間；(ii)認購價；(iii)該購股權行使期及條件之規限（如有）；及(iv)會否行使已授出之購股權。因此，董事會認為，根據多項假設對購股權進行估值並無意義並會誤導本公司股東。

本公司將向聯交所申請批准因根據新計劃授出之任何購股權獲行使而發行之股份上市及買賣。根據於最後實際可行日期之已發行股份共1,049,963,659股計算，並假設本公司於通過採納新計劃之決議案當日前並無再發行或購回任何股份，本公司初步可根據新計劃授出可認購104,996,365股股份之購股權（即採納新計劃之決議案通過當日本公司已發行股本之10%）。

概無董事獲委任為新計劃之受託人或擁有新計劃受託人之直接或間接權益。

按照上市規則之規定，本公司將於股東周年大會舉行日期後之下一個營業日，在報章刊登股東周年大會上有關採納新計劃之決議案之結果。

13. 修訂新計劃

(a) *須經董事會批准之修訂*

除下文13(b)分段所述者外，新計劃之任何修訂須經董事會以決議案批准。

(b) *須經股東批准之修訂*

下列事項須事先獲本公司股東於股東大會上以決議案批准：

(i) 對有關下列事宜之條文作出有利於參與人或獲授人之修訂：

(1) 新計劃之目的；

(2) 新計劃所載有關「授出日」、「獲授人」、「持有期」、「建議日期」、「購股權期限」、「參與人」及「計劃期限」之釋義；

(3) 有關計劃期限、釐定獲授購股權資格之基準、提出建議之方式、建議通函之內容、接納購股權、認購價、行使購股權、購股權失效、可認購之股份最高數目、註銷購股權、重組股本結構、終止及須獲股東批准之修訂之條文；

(ii) 修訂董事會之權力；

(iii) 新計劃之條款及條件之任何重大修訂；及

(iv) 已授出購股權之條款之任何修訂。

14. 終止

本公司可透過董事會通過決議案或股東於股東大會上通過決議案隨時終止新計劃之運作，在此情況下不得再建議授出購股權，但新計劃之條文在所有其他方面仍具有效力。於終止前已授出及接納但尚未行使之購股權將繼續有效，並可按新計劃之條款行使。

(f) *於訂立和解協議或債務償還安排時之權利*

如本公司打算與其股東或債權人訂立和解協議或債務償還安排，並計劃重組本公司或與任何其他公司合併，本公司須於向其股東或債權人發出召開大會以考慮和解協議或債務償還安排之通告之同一日向獲授人發出通知。獲授人收到有關通知後，可於通知日期起至下列較早日期止之期間行使購股權：

(i) 其後兩個曆月之日；及

(ii) 法院批准有關和解協議或債務償還安排之日；

惟須待有關和解協議或債務償還安排獲法院批准及生效後方可作實。本公司可要求獲授人轉讓或以其他方式處理在該等情況下行使購股權而發行之股份，令獲授人所持股份之地位盡量與有關和解協議或債務償還安排之股份相若。

12. **購股權失效**

未行使之購股權將於下列最早日期自動失效：

(i) 購股權期限屆滿；

(ii) 上文11(b)至(e)分段所述之期限屆滿；

(iii) 根據11(e)分段，本公司開始清盤之日；

(iv) 上文11(f)分段所述之計劃或和解協議生效之日；

(v) 獲授人因以下任何一個或多個理由終止受僱而不再為參與人之日：

(a) 失職；

(b) 破產、無力償債或已經與其債權人訂立任何債務償還安排或債務重組協議；

(c) 已被裁定觸犯涉及其品格或誠信之任何刑事罪行；或

(d) 根據適用法例或獲授人之僱傭合約僱主有權終止聘用之任何其他理由；

而董事會或有關全資附屬公司之董事會通過決議案表明獲授人是否因本附錄第12(v)分段所述之一個或多個理由終止受僱須為最終定論；及

(vi) 獲授人違反上文第9段之日。

11. **行使購股權**

(a) *概述*

在新計劃之條款及本附錄第11段之規限下，獲授人（或其法定遺產代理人）可於購股權期限內隨時行使購股權。

條文一般並無規定不得行使根據新計劃授出之購股權之期限（如有）（「**持有期**」）、購股權之歸屬期或行使購股權前須達致之表現目標。然而，董事會授出購股權時，可按個別情況訂出條件、約束或限制，包括但不限於有關持有期、歸屬期及表現目標之條件、約束或限制。

(b) *獲授人於退休或身故後之權利*

如獲授人因退休或身故而不再為參與人，獲授人（或其法定遺產代理人）有權於退休或身故之日起六個月內或董事會決定之較長期間行使尚未行使之購股權。

(c) *獲授人在若干情況下離職後之權利*

如獲授人非因退休或身故或因下文12(v)分段所述之一個或以上理由終止受僱而不再為參與人，獲授人可於離職日期（即受僱於本公司或其有關附屬公司之最後實際工作日，而不論有否支付薪金以代替終止受僱通知）前或董事會決定之較長期間行使購股權。

(d) *於收購時之權利*

如向所有股份持有人（或收購方及其一致行動人士以及收購方控制之人士以外之所有持有人）提出全面收購建議（包括透過收購建議、債務償還安排及其他方式提出），而收購建議於未行使購股權之購股權期限內成為或宣佈成為無條件，獲授人有權於收購建議成為或宣佈成為無條件之日後一個月內隨時行使有關購股權。

(e) *於自動清盤時之權利*

如通過有效決議案批准本公司自動清盤，獲授人可於通過有關決議案之日後15個營業日內向本公司發出書面通知，選擇被視為已於通過有關決議案前經已行使其未行使之購股權。該通知必須註明作出上述選擇之有關股份數目，並隨附有關股份之認購價之全數款項。本公司收到有關通知後，獲授人將與股份持有人享有同等權利，於清盤時就作出上述選擇之有關股份享有資產分派。

7. **股本結構重組**

(a) *調整購股權*

如在任何購股權仍可行使之期間，因本公司之溢利或儲備資本化(除發行以股代息)、供股、合併、分拆或削減股本(不包括發行股份作為本公司訂立之交易代價)，而令本公司之股本結構出現變動，董事會須作出(及須通知獲授人)下列相應調整(如有)：

(i) 尚未行使之購股權可認購之股份數目；

(ii) 認購價；

(iii) 購股權之行使方式；及／或

(iv) 根據新計劃可認購之股份數目；

任何調整均須確保各獲授人所佔之股本比例，與其於調整前應得者相同，但任何此等調整不得導致任何股份以低於面值之價格發行予獲授人。

(b) *核數師之證明書*

當進行任何股本重組(不包括資本化發行)時，核數師或獨立財務顧問須向董事會發出證明書，表示彼等認為董事會根據上文7(a)分段所作之調整乃公平合理。

8. **註銷購股權**

在獲得有關獲授人之同意下，董事會可酌情註銷先前授予獲授人但未獲行使之購股權，然後向該獲授人發行新購股權，惟只可於計劃授權尚有足夠未發行購股權之情況下進行。

9. **轉讓購股權**

購股權只屬獲授人所有，不得轉讓。獲授人不得向任何第三者出售、轉讓、抵押、按揭、妨礙或產生任何法定或實益權益或與任何購股權有關之權益或嘗試進行上述事項。

10. **股份所附之權利**

因行使購股權而配發之股份，須受組織章程細則一切條文所規限，且將在各方面與配發日期已發行之繳足股份享有同等權益。因此，股份持有人可獲得於配發日期或之後所支付或作出之一切股息或其他分派，惟該等股息或分派之記錄日期須為配發日期後之日子。

(ii) 股份在授出日前5個營業日之平均收市價(收市價同樣以聯交所日報表所載者為準)；及

(iii) 股份之面值。

6. **可認購之股份最高數目**

(a) *計劃授權*

在下文6(b)及6(c)分段之規限下，根據新計劃及本公司任何其他購股權計劃授出之購股權可認購之股份最高數目，合計不得超過上市規則規定之股份數目(及於採納日期指不超過已發行股份總數10%之股份數目(「**計劃授權**」))。釐定計劃授權時，根據有關計劃之條款已失效之購股權不予計算。按於最後實際可行日期已發行1,049,963,659股股份之基準，本公司可根據新計劃就104,996,365股股份授出購股權(即本公司於採納日期已發行股本之10%)。

(b) *更新計劃授權*

本公司可召開股東大會尋求股東批准，更新計劃授權，惟更新計劃授權後根據新計劃及本公司任何其他計劃授出之購股權可認購之股份總數，不得超過上市規則規定之股份數目(及於採納日期指不超過股東批准當日已發行股份總數之10%)。計算更新計劃授權時，先前根據新計劃及本公司任何其他購股權計劃授出之購股權(包括未行使、已註銷、根據其適用規則已失效及已行使之購股權)將不予計算。

(c) *授出超過計劃授權之購股權*

本公司可另行召開股東大會尋求股東批准，授出超過計劃授權之購股權，但超過計劃授權之數目只能授予本公司在獲得有關股東批准前已特別指定之參與人。

(d) *購股權獲行使後發行之股份最高數目*

根據新計劃及本公司任何其他計劃已授出但未行使之所有購股權予以行使時可發行之股份數目，不得超過上市規則之規定(及於採納日期指不超過當時已發行股份之30%)。如授出購股權，會導致所發行股份超過30%限額，則概不得授出有關購股權。

(e) *獲授人可獲授之上限*

如接納購股權會導致獲授人在任何12個月內行使其購股權時所發行及將發行之股份總數超過上市規則規定之股份數目(及於採納日期指不超過當時已發行股份總數之1%)，則除非於股東大會上以上市規則所載形式經股東批准，否則董事不得向該獲授人授出購股權。

(c) *授出購股權之時間限制*

(i) 本公司在可能影響其證券價格之情況發生後，或已就可能影響其證券價格之事項作出決定時，不得授出購股權，直至該等可能影響證券價格之資料根據上市規則之規定作出公布為止；尤其是不得在以下較早日期之前一個月內授出購股權：

(1) 董事會為通過本公司任何年度、半年度、季度或任何其他中期業績(不論是否上市規則所規定者)舉行之會議日期(即本公司通知聯交所將舉行之董事會會議日期)；及

(2) 本公司根據上市規則規定刊登年度或半年度業績公布之限期，或刊登季度或其他中期業績公布(不論是否上市規則所規定者)之限期，

有關之限制截至本公司公布業績當日結束。限制授出購股權之期間，將包括本公司延遲公布業績之期間。

(ii) 不得於董事根據上市公司董事進行證券交易之標準守則或本公司自行訂立之類似守則被禁止買賣股份之期間，向身為董事之參與人授出購股權。

(d) *向關連人士授出購股權*

向關連人士授出購股權前，必須先得所有獨立非執行董事批准(任何獲授購股權之獨立非執行董事不計算在內)。

(e) *向主要股東及獨立非執行董事授出購股權*

如向主要股東或獨立非執行董事或其各自之任何聯繫人士授出購股權，會令計至授出當日止之12個月內所有已授出或擬授出有關人士之購股權(包括已行使、已註銷以及尚未行使之購股權)予以行使後所發行及將發行之股份：

(i) 合計超過當時已發行股份之0.1%；及

(ii) 本公司按授出購股權當天股份之收市價計算該等購股權總值超逾5,000,000港元，

則該等授出購股權須經本公司股東於股東大會上批准。

5. **認購價**

除根據下文第7段所作之任何調整外，認購價須由董事會釐定，並於任何情況下須遵守上市規則之規定，及於採納日期上市規則規定之認購價為下列3者之最高者：

(i) 股份在授出日之收市價(以聯交所日報表所載者為準)；

I. 新計劃之主要條款概要

1. 新計劃的目的

新計劃旨在獎勵本公司及其全資附屬公司之僱員，鼓勵他們努力工作以提高本公司及其股份之價值從而令其股東受惠。

2. 新計劃之參與人及釐定參與人資格之基準

董事會可隨時向本公司或任何全資附屬公司之僱員(包括執行董事)以及董事會認為對本公司及附屬公司之發展及增長作出貢獻之其他人士(「**參與人**」)授出購股權。

3. 新計劃之狀況

(a) *新計劃之條件*

新計劃須待下列條件達成後方告生效：(i) 本公司股東通過採納新計劃所需之決議案；及 (ii) 聯交所批准因根據新計劃授出之購股權獲行使而配發及發行之任何股份上市及買賣(「**條件**」)。

(b) *新計劃之有效期*

新計劃由最後一項條件達成之日(「**採納日期**」)起計十年內有效及具有效力(「**計劃期限**」)，其後不得再授出購股權，但新計劃之條文在所有其他方面仍具有十足效力及作用。

4. 授出購股權

(a) *提出建議之方式*

董事會須以發出通函(以董事會當時決定之格式書寫)之方式向參與人提出授予購股權之建議；要求參與人承諾以授予購股權之條款持有購股權，並受新計劃之條文(包括根據新計劃訂立之任何運作規則)約束。建議由提出日起計30日內可供接納。

(b) *接納建議*

本公司於上文4(a)段所載之最後接納日期(「**接納日期**」)或之前，收到獲授人正式簽署接納購股權之通函複本以及向本公司支付授出購股權之代價1.00港元後，購股權將被視為經已授出及接納並告生效。有關代價在任何情況下將不予以退還。

本公司將於獲授人加入新計劃後向彼等提供新計劃之條款概要，並應任何獲授人之要求向彼等提供新計劃規則之副本。

Company Limited作為利希慎之控股公司，其於此等股份中亦被視為擁有權益。若董事會根據股份購回授權行使股份購回之全部權力，Lee Hysan Company Limited、利希慎及其若干附屬公司於本公司所持股權，將約增加至45.40%。

是項增加將會導致須遵照收購守則第26條提出強制性收購之責任。董事會暫時無意行使股份購回授權而導致其須進行強制收購。

除上文披露者外，董事概不知悉任何股東或一組一致行動之股東可能因根據股份購回授權作出購回，而須根據收購守則第26條提出強制性收購建議。

本公司股份購回

在本通函日期前6個月內，本公司(不論是否在聯交所進行)並無購回本公司之股份。

股份價格

本通函付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

	最高價	**最低價**
	港元	*港元*
2004年		
3月	15.30	12.45
4月	14.65	12.55
5月	13.30	10.20
6月	12.50	11.00
7月	14.80	11.30
8月	14.10	13.05
9月	14.70	13.25
10月	14.15	12.80
11月	16.15	12.80
12月	16.85	15.35
2005年		
1月	16.45	14.30
2月	16.40	14.35

承諾

董事會已向聯交所作出承諾，在行使股份購回授權時，只要有關規則及法例適用，彼等將根據第7項普通決議案及按照上市規則及公司條例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)與其有關之聯繫人士有意於股東批准股份購回授權後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士通知，彼等目前有意或已承諾不會在公司獲股東批准股份購回授權後，出售本公司股份予本公司。

收購守則帶來之影響

倘按照股份購回授權，本公司行使權力購回公司股份時，令其中一個股東佔有本公司有表決權股份比例增加，則就香港公司收購及合併守則(「**收購守則**」)第26條而言，該項增加將被視作一項收購處理，並可能導致須提出強制性收購之責任。

於最後實際可行日期，利希慎置業有限公司(「**利希慎**」)及其若干附屬公司均為本公司之主要股東，彼等間接持有本公司之已發行股本，約為40.86%。根據《證券及期貨條例》規定，Lee Hysan

此乃上市規則就於本公司股東周年大會上提呈以供本公司股東考慮並酌情通過之股份購回授權決議案而規定刊發之說明文件。上市規則訂明，以聯交所為第一上市場所之公司購回一切證券，須事先以普通決議案授予本公司董事會一般授權以作出該等購回或就指定交易取得特別批准之方式予以批准。本說明文件亦構成公司條例第49BA(3)條所規定之備忘錄。

股本

於最後實際可行日期，本公司之已發行股本為1,049,963,659股，每股面值港幣5元。

如在股東周年大會舉行前並無發行或購回額外股份，本公司根據股份購回授權，獲准購回本公司股份之數目將最多可達104,996,365股。

股份購回之原因

董事會相信，股份購回授權符合本公司及其股東之最佳利益。

購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況或融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

用於股份購回之資金

本公司在股份購回時，用於股份購回之資金必須依照本公司組織章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於股份購回時而償還之股本必須在公司條例准許下由本公司可供分派之盈利及／或用於股份購回而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之股份購回建議，本公司之營運資金或資本與負債比率可能會有重大差別(相對於2004年年報內所載截至2004年12月31日止年度已審核綜合帳目所披露之情況而言)。然而，董事會倘認為股份購回授權對本公司所需營運資金或資本與負債比率會有重大之不利影響時，則不會行使該股份購回權力。

	獲委任年份	所屬董事會轄下委員會	2004年度收取之酬金（港元）*(附註1)*	《證券及期貨條例》第XV部所指的股份權益 *(附註2)*
利憲彬 *非執行董事*	1994	投資委員會主席	50,000	–

利氏為澳洲上市公司Beyond International Limited（主要從事電視節目製作及全球銷售電視節目與主題電影）之董事兼主要股東。彼亦為另一間主要從事財務業務澳洲上市公司 Mariner Financial Limited之董事。利氏獲美國普林斯頓大學文學士及香港中文大學工商管理碩士學位。彼為公司創辦人利氏家族成員及本公司之主要股東，利希慎置業有限公司之董事，於1994年獲委任為本公司非執行董事，現年47歲。

除上述者外，利先生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。

附註：

1. 非執行董事收取本公司之董事年度袍金港幣50,000元；以及審核委員會成員年度袍金港幣20,000元。彼等袍金乃按其他可比較公司對類似職位所提供的酬金而決定，並須經股東大會批准。他們概無收取本集團任何其他報酬。

   而黃女士作為本公司之執行董事，亦向本公司收取薪酬組合（包括基本薪金，福利，花紅及長期獎勵計劃：行政人員購股權）。本公司在釐訂薪酬水平方針時，確保能與相同類形公司（尤以地產公司）保持競爭力。董事酬金之詳情載列於2004年年報之「董事薪酬及權益報告」一節及財務帳項附註6及34內。

2. (i) 1間由胡氏全資擁有的公司持有255,012股股份，因而他被視為於該等股份中擁有全部實益權益；

   (ii) 葉博士持有254,148股股份，另外1,000股股份經由其擁有超過三分之一投票權的公司持有；及

   (iii) 2004年年報內「董事薪酬及權益報告」一節載有根據現行購股權計劃授予董事於購股權中之權益之額外資料。

3. 擬於股東周年大會上膺選連任的董事，均並無與本公司或其任何附屬公司訂立不可由本集團於1年內終止而毋須支付賠償（法定賠償除外）之服務合約。

4. 除上述者外，董事於過去3年並無在其他上市公司擔任董事職務。

	獲委任年份	所屬董事會轄下委員會	2004年度收取之酬金（港元）*(附註1)*	《證券及期貨條例》第XV部所指的股份權益 *(附註2)*
黃于華玲 *物業董事*	1991	–	3,102,399	274,000 （個人權益）

負責集團之房地產業務。為香港大學文學士，取得英國特許屋宇經理學會之資深會員資格。彼自1981年加入本公司，在房地產方面積逾30年經驗，並於1991年獲委任為董事，現年56歲。

黃女士與本公司董事、高層管理人員、主要股東或控股股東概無任何關係。

Per JORGENSEN *獨立非執行董事*	1981	審核委員會	70,000	6,678 （個人權益）

彼為丹麥A.P. Moller-Maersk A/S 之董事及A.P. Moller-Maersk集團在亞洲、非洲及歐洲多間公司之董事。彼於1981年獲委任為本公司非執行董事，並於2000年獲委任為獨立非執行董事，現年69歲。

Jorgensen先生已根據上市規則第3.13條向董事會作出其獨立性之確認。彼與本公司董事、高層管理人員、主要股東或控股股東概無任何關係。

董事會就Jorgensen先生遵照上市規則及本公司之企業管治政策而作出之獨立性表示滿意。董事會相信「獨立性」關乎判斷與良知，但要做到獨立，非執行董事應避免牽涉任何有可能影響其作出獨立判斷之商務或其他關係。

利德蓉醫生 *非執行董事*	1993	–	50,000	1,871,600 （個人權益）

利醫生為牛津大學文學碩士兼醫學系及外科學士。彼為公司創辦人利氏家族成員及本公司之主要股東，利希慎置業有限公司之董事，於1993年獲委任為本公司非執行董事，現年65歲。

除上述者外，利醫生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。

擬於股東周年大會上膺選連任之董事資料載列如下：

	獲委任年份	所屬董事會轄下委員會	2004年度收取之酬金（港元）*(附註1)*	《證券及期貨條例》第XV部所指的股份權益 *(附註2)*
胡法光 G.B.S., C.B.E., J.P. *非執行董事*	1979	薪酬檢討委員會	50,000	255,012（法團權益）

胡氏為三菱電機香港有限公司（前稱「菱電（集團）有限公司」）之高級顧問，亦為有線寬頻通訊有限公司之獨立非執行董事。胡氏持有上海交通大學理學士學位。彼於1979年獲委任為本公司非執行董事，現年81歲。

胡氏與本公司董事、高層管理人員、主要股東或控股股東概無任何關係。

	獲委任年份	所屬董事會轄下委員會	2004年度收取之酬金（港元）*(附註1)*	《證券及期貨條例》第XV部所指的股份權益 *(附註2)*
葉謀遵博士 S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D. *獨立非執行董事*	1979	薪酬檢討委員會及提名委員會	50,000	255,148（個人及法團權益）

葉博士為新昌營造集團有限公司之前主席。彼現為香港中旅國際投資有限公司之獨立非執行董事。彼持有伊利諾大學理學士及哈佛大學理學碩士學位。彼於1979年獲委任為本公司非執行董事，並於2001年獲委任為獨立非執行董事。現年73歲。

葉博士已根據上市規則第3.13條向董事會作出其獨立性之確認。彼與本公司董事、高層管理人員、主要股東或控股股東概無任何關係。

董事會就葉博士遵照上市規則及本公司之企業管治政策作出之獨立性表示滿意。董事會相信「獨立性」關乎判斷與良知，但要做到獨立，非執行董事應避免牽涉任何有可能影響其作出獨立判斷之商務或其他關係。

由於現有計劃將於2005年4月28日屆滿，董事會建議本公司於股東周年大會上採納新計劃。於股東周年大會上將會提呈一項普通決議案以考慮及酌情批准採納新計劃。新計劃之主要條款概要及其他背景資料載列於本通函第17至24頁之有關説明文件內。

新計劃旨在讓本公司獎勵本公司及其全資附屬公司之僱員，鼓勵他們努力工作以提高本公司及其股份之價值從而令其股東受惠。為達到上述目的，新計劃之規則規定，董事會只可向本公司或任何全資附屬公司之僱員(包括執行董事)及董事會認為曾對本公司及附屬公司之發展及增長作出重大貢獻之其他人士(概由董事會全權酌情決定)授出購股權。此外，董事會可註明必須持有購股權之最短期限(如有)或行使購股權之前必須達致之表現目標(如有)。董事會相信，新計劃之規則所訂明之挑選準則以及最低認購價之規定將有助達致新計劃之目的。

董事會已批准採納新計劃。新計劃須待下列條件達成後方告生效：

(a) 本公司股東於股東周年大會上通過採納新計劃之普通決議案；及

(b) 聯交所批准因根據新計劃授出之購股權獲行使而配發及發行之任何股份上市及買賣。

第10項決議案—修訂組織章程細則

為實行提早採納新企業管治常規守則之要求，除其他事項外，董事必須至少每3年輪值退任1次。因此按股東周年大會通告所述之建議修訂組織章程細則第114條。

現亦按股東周年大會通告所述之建議修訂組織章程細則第83條以改進按投票方式表決之機制。

董事會推薦意見

董事會認為，股東周年大會通告內所載建議之決議案(包括建議授予發行授權、股份購回授權、採納新計劃、修訂組織章程細則及其他事項決議案)乃符合本公司及其股東之整體最佳利益。按此，董事會推薦建議股東投票通過建議之決議案。

可供查閱之文件

下列文件之副本由本通函日起直至股東周年大會舉行當日營業時間內，在本公司註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓，以及在股東周年大會上，可供查閱：

(a) 本公司之組織章程大綱及細則；及

(b) 新計劃之規則。

第5項決議案—重聘核數師

審核委員會已向董事會建議及獲取其對此意見之認可，在股東周年大會獲得股東批准後，德勤・關黃陳方會計師行將獲重聘為本公司於2005年之外聘核數師。

第6、7及8項決議案—發行及購買股份的一般授權

本公司於2004年5月11日舉行之去屆股東周年大會上，遵照公司條例第57B條及上市規則的規定授予董事會一般授權，以發行及購買本公司股份。該等一般授權將於股東周年大會結束後失效。因此，於股東周年大會上將提呈數項決議案，以重新取得該等一般授權。有關決議案的概要如下：

- 一項普通決議案（**第6項決議案**），以給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束為止的期間內（或決議案所載的較早期間內）配發、發行及處理本公司的額外股份，惟此等股份數目不得超逾本公司於通過決議案日期（根據第8項決議案調整）的已發行股本的20%；倘配發之新股乃全數收取現金者，則不得超逾本公司於通過決議案日期的已發行股本的10%（「**發行授權**」）；

- 一項普通決議案（**第7項決議案**），以給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束為止的期間內或決議案所載的較早期間內行使本公司一切權力購回不多於本公司於通過決議案日期的已發行股本的10%之本公司股份（「**股份購回授權**」）；及

- 在通過第6項及第7項決議案授予發行授權及股份購回授權之條件下，通過一項普通決議案（**第8項決議案**）批准董事會就本公司所購回的本公司股本的面值總額，根據發行授權行使配發、發行及處理本公司的額外股份的權力。

上述決議案的全文載於股東周年大會通告內。按照上市規則的規定，本通函第14至16頁載有說明文件，以向　閣下提供有關股份購回授權的必要資料。

董事會謹此聲明，現時無意發行任何本公司新股份，惟根據：(i)將予提呈以供選擇之以股代息計劃；(ii)按現有計劃及新計劃（如獲批准）所授出並行使之購股權，則作別論。

第9項決議案—採納新購股權計劃

於1995年4月28日，本公司採納現有計劃，據此董事會可酌情向本公司或任何全資附屬公司之任何僱員授出購股權。現有計劃將於2005年4月28日屆滿。其後現有計劃之條文將仍具有十足效力及作用，以令於現有計劃屆滿日期前所授出之任何購股權之行使生效。於該日前授出之所有購股權將繼續有效，並可按現有計劃之條文行使。於最後實際可行日期，本公司根據現有計劃授出可認購1,590,000股股份之購股權尚未行使，佔本公司於最後實際可行日期之已發行股本約0.15%。

第1項決議案—接納2004年年度財務報告

經審核財務報告全文連同有關董事會報告及核數師報告書，載於2004年年報第68至73頁及第81至114頁。

經審核財務報告已由審核委員會審閱。審核委員會報告載於2004年年報第80頁。

第2項決議案—宣佈派發末期股息

董事會建議派發截至2004年12月31日止年度末期股息每股30港仙。待第2項決議案獲得通過後，末期股息將約於2005年6月10日以現金派發予於2005年5月10日名列股東名冊之股東，並附有以股代息選擇。

載有以股代息詳情之通函以及選擇表格約於2005年5月17日寄發予股東。

本公司將於2005年5月6日（星期五）至5月10日（星期二）（包括首尾2天在內）暫停辦理股份過戶登記手續。如欲獲派發建議之末期股息，所有過戶文件連同有關股票須於2005年5月5日（星期四）下午4時正前送達本公司之股份過戶登記處，標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

第3項決議案—重選董事

根據本公司之現時之公司組織章程細則，所有董事均須遵守輪值告退制度，而於每屆股東周年大會上任期最長之3位董事將會退任，並可膺選連任。據此，於股東周年大會上，胡法光（非執行董事）、葉謀遵博士（獨立非執行董事）及黃于華玲（物事董事）將會退任，並願意膺選連任。彼等重選將以獨立的決議案提呈。

為實行提早採納新企業管治常規守則，每位董事必須至少每3年在股東周年大會上輪值退任1次。Per Jorgensen（獨立非執行董事）、利德蓉醫生（非執行董事）及利憲彬（非執行董事）自上次連任已任職達3年，願意於股東周年大會上退任。彼等董事願意於股東周年大會上膺選連任。

將會退任及膺選連任之董事的背景資料載列於本通函第11至13頁。

第4項決議案—建議修訂董事之酬金

現建議增加董事及董事會轄下委員會成員之董事袍金。在作出此修訂之安排，已考慮到擔任董事所需的職責、經驗及能力、以及其他可比較公司對類似職位所提供的袍金。

所修訂之酬金安排將於2005年7月1日起生效（並於截至2005年12月31日止之財政年度以攤分基準支付給董事）及維持不變直至本公司於股東大會另作決定。有關修訂之董事酬金載於股東周年大會通告內。

問：　本人可否撤銷委任代表或投票指示？

答：　填妥及交回代表委任表格後，　閣下仍可親自出席股東周年大會並於會上投票。因此，　閣下於股東周年大會之出席將表示　閣下撤回委任代表。

問：　請説明有關要求以投票方式表決的程序？

答:　**股東周年大會主席擬提出以投票方式表決股東周年大會通告所載的所有決議案，於投票方式表決時，每位親身出席(或如股東為公司則其公司代表)或委派代表出席之股東每持有一股將持有一票。投票結果將於接著股東周年大會後的營業日刊登於報章上，並於本公司及聯交所網頁公布。**

在任何情況下，下列人士可以(在宣佈舉手投票結果之前或當時)要求以投票方式表決：

(a)　主席；或

(b)　最少3位有權於會上投票的股東以書面提出，無論是否親身或委託代表出席；或

(c)　由一名或多名股東持有不少於十分之一的全部出席大會的股東投票權以書面提出，無論是否親身或委託代表出席；或

(d)　由一名或多名股東持有合共不少於十分之一的所有繳足股本的投票權以書面提出。

問：　本人可向誰提出疑問？

答：　閣下如對股東周年大會有任何疑問，請致電2895-5777與希慎之公司秘書部聯絡。

股東周年大會投票程序：常見問題剖釋

閣下每一票均舉足輕重，無論親自出席大會與否，均可行使投票權。至於投票問題，於下文逐一解答：

問： **本人是否有權投票？**

答： 倘 閣下於2005年5月10日(股東周年大會日期)為希慎興業有限公司股份之註冊持有人，就有權投票。

股份過戶登記處於2005年5月6日(星期五)至5月10日(星期二)(包括首尾2天在內)暫停辦理股份過戶登記手續。倘 閣下最近曾購買本公司股份，必須於2005年5月5日(星期四)下午4時正前，將有關股票、股份過戶表格或證明 閣下擁有股份之有關憑證送達標準證券登記有限公司。

問： **本人為何事投票？**

答： 閣下可就已載於本通函第2至5頁之股東周年大會通告上所載決議案，及第8至10頁之「大會議事詳情及董事會推薦意見」而投票。

問： **本人將如何投票？**

答： 1. 親自出席大會

閣下有權親自出席股東周年大會並於會上投票。如就以公司名義登記之股份投票，有關公司必須已提交簽立妥當之代表委任表格或公司代表授權文件予本公司。

2. 委派代表代投

倘 閣下不擬出席股東周年大會，可委派代表按下列其中一種方法代表 閣下投票。**閣下之代表必須按 閣下於代表委任表格上之指示投票**：

(a) 閣下可授權本公司主席按代表委任表格行使 閣下名下股份之投票權。請註明 閣下之投票意向。

(b) 閣下可委任其他人士出席股東周年大會及代表 閣下投票。請於代表委任表格上有關空格內填上 閣下所委任人士之名稱，以及註明 閣下之投票意向。委任代表毋須為本公司股東。

問： **本人何時交還代表委任表格？**

答： 填妥的代表委任表格**正本**連同簽署人簽署之授權書或其他授權文件(如有)或由公證人簽署核證之授權書或其他授權文件(如有)，**最遲須於股東周年大會或其任何續會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓**，方為有效。以電子方式或任何其他數據傳輸方式交回之代表委任表格將不獲接納。

問： **誰人行使本人之股份投票權，及本人交回代表委任表格後，彼等將如何投票？**

答： 填妥及交回代表委任表格後， 閣下即授權代表委任表格上指明之委任代表出席股東周年大會及代表 閣下投票。代表 閣下股份之委任代表，必須按 閣下於代表委任表格上之指示投票。倘 閣下填妥及交回代表委任表格，但並無註明投票意向，則 閣下之委任代表將可酌情投票。

協議下將以抽籤方式決定將退任之董事。董事之任期乃由其上一次離任以進行選舉或獲委任時開始計算。退任董事可膺選連任，並於其退任之整個大會舉行期間仍以董事身份行事。」」

承董事會命
公司秘書
容韻儀

香港，2005年3月31日

附註：

1. 有權出席上述大會及投票之股東可委派一名或多名代表出席及投票，代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或由公證人簽署核證之授權書或授權文件副本，須於股東周年大會召開前48小時送達本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓。

3. 本公司將於2005年5月6日(星期五)至2005年5月10日(星期二)(包括首尾2天在內)暫停辦理股份過戶登記手續。如欲獲派發建議之末期股息，所有過戶文件連同有關股票須於2005年5月5日(星期四)下午4時正前送達本公司之股份過戶登記處，標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

4. 有關投票程序之詳情，載於將會寄發予股東之通函(「**通函**」)之「股東周年大會投票程序：常見問題剖釋」一節內。

5. 股東周年大會擬處理之各事項，已載於通函之「大會議事詳情及董事會推薦意見」一節內。

6. 於股東周年大會上，大會主席將根據本公司之組織章程細則第78條行使其權力，以投票方式表決本通告所載之各項決議案。於投票表決時，每位親身出席(或如股東為公司則其公司代表)或委派代表出席之股東每持有任何類別股份一股將持有一票。

7. 下列文件之副本由本通告日起直至股東周年大會舉行當日之營業時間內，可於本公司註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓，以及在股東周年大會上，可供查閱：
   (a) 本公司之組織章程大綱及細則；及
   (b) 新計劃之規則。

於本通告日期，董事會成員包括(主席)利定昌；(獨立非執行副主席)鍾逸傑爵士；(董事總經理)利子厚；(獨立非執行董事)Per Jorgensen 及葉謀遵博士；(非執行董事)胡法光、Hans Michael Jebsen、利憲彬、利乾、利德蓉醫生；以及(物業董事)黃于華玲。

8. 「**動議**：待本大會通告所載第6及7項決議案獲通過後，本公司根據第7項決議案購回或以其他方式購入之本公司股份面值總額，將會加入根據第6項決議案可發行之股份面值總額內。」

9. 「**動議**：待香港聯合交易所有限公司上市委員會批准因根據本公司之新購股權計劃(「**新計劃**」，其主要條款載列於致本公司股東之2005年3月31日通函第17至24頁，其註有「A」字樣並由大會主席簽署以資識別之副本已提呈本大會)授出之購股權獲行使而配發及發行之股份上市及買賣後：

   (a) 批准及採納新計劃之規則；

   (b) 授權董事管理新計劃，並根據新計劃之規則及條文授出購股權；

   (c) 一般及無條件批准董事不時行使本公司一切權力發行、配發及處理任何根據新計劃授出之購股權獲行使的股份；及

   (d) 授權董事不時辦理其認為必要或適宜之所有其他手續及事宜以令新計劃生效。」

特別決議案

10. 「**動議**本公司之組織章程細則作出下列之修訂：

   (a) 完全刪除本公司之組織章程細則第83條，並以下列新83條取代：

   「在任何類別股份當時所附帶有關投票之任何特別權利、特權或限制之規限下，於任何股東大會以舉手表決時，每位親身出席(為個人股東)或委派代表或根據條例第115條正式授權之代表(為公司股東)之股東將持有一票。而當以投票表決時，每位親身出席或委派代表或授權之代表之股東就其所持之任何類別股份一股將持有一票。於投票表決時，有權投出超過一票之股東不必投出全部票數或以同一方式投出全部票數。如任何股東因適用法例或上市規則而被限制或禁止投票或須就任何特定決議案放棄投票，或被限制只可投票贊成或反對任何特定決議案，則在違反該規定或限制之情況下由該股東投出或代表該股東投出之票數，均不會獲點算。」

   (b) 完全刪除本公司之組織章程細則第114條，並以下列新114條取代：

   「於每屆股東周年大會上，當時任期最長之三分之一(或適用法例規定之其他數目)董事須輪值告退，如適用之數目非整數則向上調整。如2名或以上董事之任期相同，在未能達成

(c) 董事會依據(a)段之授權而配發或同意有條件或無條件配發(不論其為依據購股權或以其他方式配發)之股本面值總額(惟根據(i)配售新股，或(ii)任何不時採納之購股權計劃或類似安排，向符合資格之參與者授出或發行本公司股份或購買本公司股份之權利或(iii)依據本公司不時之組織章程細則就任何以股代息計劃或類似安排而配發者除外)，不得超逾本決議案通過日期本公司已發行股本面值總額之20%；倘配發之新股乃全數收取現金者，則不得超逾本決議案通過日期本公司已發行股本面值總額之10%，而上述授權亦須受此數額限制；

(d) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列較早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。

「配售新股」乃指董事會於指定期間內，向於指定記錄日期名列股東名冊之本公司股份或其任何類別股份之持有人，按彼等當時持有該等股份或其任何類別股份之比例配售新股(惟董事會有權就零碎股權或香港以外任何地區之法律限制或其任何認可監管機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排)。」

7. 「**動議**：

(a) 一般無條件授權董事會於有關期間內行使本公司一切權力，根據一切適用法例及香港聯合交易所有限公司證券上市規則之規定，購回或以其他方式購入本公司股本中每股面值港幣5元之股份，惟所購回或以其他方式購入之股份面值總額，不得超過本決議案通過日期本公司已發行股本面值總額之10%，而上述授權將按此數額限制。

(b) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列最早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。」

股東周年大會通告

茲通告Hysan Development Company Limited 希慎興業有限公司(「**本公司**」)謹定於2005年5月10日(星期二)中午12時正假座香港銅鑼灣恩平道28號利園二期308室召開股東周年大會，處理下列事項：

1. 省覽截至2004年12月31日止年度之財務報告及董事會報告與核數師報告書。

2. 宣佈派發截至2004年12月31日止年度之末期股息(並附有以股代息選擇)。

3. 重選董事。

4. 批准董事年度袍金及本公司董事會轄下委員會成員之附加袍金(有關修訂之酬金將於2005年7月1日起生效及於截至2005年12月31日止之財政年度以攤分基準支付給董事)，有關修訂將維持不變，直至本公司於股東大會另作決定：

	每年港幣
董事會	
主席	140,000
副主席	120,000
董事	100,000
審核委員會	
主席	60,000
成員	30,000
其他委員會	
主席	30,000
成員	20,000

5. 重聘德勤•關黃陳方會計師行為本公司之核數師及授權董事釐定其酬金。

作為特別事項，省覽並酌情通過下列議案為普通決議案及特別決議案：

普通決議案

6. 「**動議**：

   (a) 在(c)段之規限下，一般無條件授權董事會於有關期間內行使本公司一切權力，以配發、發行及處理本公司之額外股份，及訂立或授出需要或可能需要行使該等權力之售股建議、協議、購股權、認股權證或其他證券；

   (b) 上文(a)段所述之授權將授權董事會於有關期間內訂立或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議、購股權及其他證券；

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

(證券代號：00014)

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

本人謹代表董事會及管理層，誠邀　閣下出席希慎興業有限公司訂於2005年5月10日(星期二)舉行之股東周年大會。

本公司致力提高企業管治水平，包括匯報及股東傳訊之質素。有關大會處理事項連同董事會推薦意見之詳情，載於本通函內。

本公司視股東周年大會為與股東溝通之主要途徑。因此，我們於大會舉行之前，為股東安排一項參觀活動。熱切期待　閣下當日撥冗出席。倘　閣下未克親自出席大會，敬請委派一位代表出席並代表　閣下投票。

此致

列位股東　台照

主席
利定昌
謹啟

2005年3月31日

目　錄

閣下如對本通函或應採取的行動有任何疑問，應諮詢　閣下的註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部希慎興業有限公司股份**售出或轉讓**，應立即將本通函及隨附的代表委任表格交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

本通函的資料乃遵照上市規則而刊載，旨在提供有關本公司的資料。各董事對本通函所載資料的準確性共同及個別地承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本通函並無遺漏任何其他重大事實，足以令本通函所載任何內容產生誤導。

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

（根據香港公司條例第32章註冊成立之有限公司）

（證券代號：00014）

股東周年大會通告
及
有關發行新股及購回股份之一般性授權
及
採納新購股權計劃
及
修訂公司組織章程細則之建議

本公司謹訂於2005年5月10日（星期二）中午12時正假座香港銅鑼灣恩平道28號利園二期308室舉行股東周年大會，股東周年大會通告載於本通函第2至5頁內。

不論　閣下能否出席股東周年大會，務請細閱本通函並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東周年大會或其任何續會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東周年大會或其任何續會並於會上投票。

2005年3月31日